   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1999

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            LUCENT TECHNOLOGIES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 3661                                22-3408857
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                            ------------------------

                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             PAMELA F. CRAVEN, ESQ.
                      VICE PRESIDENT -- LAW AND SECRETARY
                            LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             ROBERT I. TOWNSEND, III, ESQ.                                ELIZABETH FLINT, ESQ.
                CRAVATH, SWAINE & MOORE                              WILSON SONSINI GOODRICH & ROSATI
           WORLDWIDE PLAZA, 825 EIGHTH AVENUE                               650 PAGE MILL ROAD
                NEW YORK, NEW YORK 10019                               PALO ALTO, CALIFORNIA 94304
                     (212) 474-1000                                           (656) 493-9300

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  Upon consummation of the merger referred to herein.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED              PROPOSED
        TITLE OF EACH CLASS OF               AMOUNT TO BE        MAXIMUM OFFERING     MAXIMUM AGGREGATE         AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED(1)         PRICE PER UNIT      OFFERING PRICE(2)    REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share, and related preferred stock
  purchase rights(4)...................       64,936,712               N/A            $4,073,872,355.44         $1,132,537
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares to be issued in connection with the merger, calculated as the product of (a) 76,639,574, the aggregate number of shares of International Network Services ("INS") common stock, par value $0.001 per share, outstanding on September 1, 1999 (other than shares owned by INS, Intrepid Merger Inc., a wholly owned subsidiary of the registrant, or the registrant) or issuable pursuant to outstanding options prior to the date the merger is expected to be consummated and (b) an exchange ratio of
    0.8473 shares of the registrant's common stock for each share of INS common stock.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant's common stock was calculated in accordance with Rule 457(c) under the Securities Act as: (a) $53.15625, the average of the high and low prices per share of INS common stock on September 9, 1999 as reported on The Nasdaq National Market, multiplied by (b) 76,639,574, the aggregate number of shares of INS common stock outstanding on September 1, 1999 or issuable pursuant to outstanding options prior to the date the merger is expected to be completed.

(3) Pursuant to Rule 457(b) under the Securities Act, $604,265 of the registration fee was paid on August 26, 1999 in connection with the filing of preliminary proxy materials of INS on August 27, 1999 and $528,272 of the registration fee was paid on September 14, 1999 in connection with the filing of this registration statement by the registrant on September 15, 1999.

(4) No separate consideration will be received for the rights, which initially will trade together with the common stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     [INTERNATIONAL NETWORK SERVICES LOGO]

                         INTERNATIONAL NETWORK SERVICES
                              1213 INNSBRUCK DRIVE
                              SUNNYVALE, CA 94089

                                                              SEPTEMBER 15, 1999

Dear Stockholder:

     You are cordially invited to attend our special meeting of stockholders on Friday, October 15, 1999, at 9:00 a.m., local time, at our headquarters at 1213 Innsbruck Drive, Sunnyvale, California 94089.

     At the special meeting, we will ask you to vote on the merger of INS and Lucent Technologies Inc. In the merger, you will receive 0.8473 shares of Lucent common stock for each share of INS common stock that you own. Lucent common stock is listed on the New York Stock Exchange under the trading symbol "LU" and on September 13, 1999, Lucent common stock closed at $66 3/4 per share. You will receive cash for any fractional shares of Lucent common stock which you would otherwise receive in the merger.

     We cannot complete the merger unless the holders of a majority of the outstanding shares of INS common stock vote to adopt the merger agreement. Only stockholders who hold shares of INS common stock at the close of business on September 1, 1999 will be entitled to vote at the special meeting.

     YOU SHOULD CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS RELATING TO THE MERGER" COMMENCING ON PAGE 12 OF THE ENCLOSED PROXY STATEMENT/PROSPECTUS BEFORE VOTING. PLEASE REVIEW CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS.

     AFTER CAREFUL CONSIDERATION, INS' BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER IS FAIR TO YOU AND IN YOUR BEST INTERESTS AND RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

     Thank you for your cooperation.

                                          Sincerely,

                                          /s/ John L. Drew
                                          John L. Drew
                                          President and Chief Executive Officer

                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in the proxy statement/prospectus or the Lucent common stock to be issued in connection with the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

          THE PROXY STATEMENT/PROSPECTUS IS DATED SEPTEMBER 15, 1999,
   AND IS FIRST BEING MAILED TO STOCKHOLDERS ON OR ABOUT SEPTEMBER 16, 1999.

                      REFERENCES TO ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about Lucent and INS from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

         Lucent Technologies Inc.                International Network Services
         c/o The Bank of New York                     1213 Innsbruck Drive
          Church Street Station                   Sunnyvale, California 94089
              P.O. Box 11009                           Investor Relations
      New York, New York 10286-1009                Telephone: (650) 318-1151
         Telephone: 1-888-LUCENT6

     If you would like to request documents, please do so by October 8, 1999 in order to receive them before the special meeting.

     See "Where You Can Find More Information" on page 56.

                     [INTERNATIONAL NETWORK SERVICES LOGO]

                         INTERNATIONAL NETWORK SERVICES

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 15, 1999

To the Stockholders of International Network Services:

     We will hold a special meeting of the stockholders of International Network Services on Friday, October 15, 1999, at 9:00 a.m., local time, at our headquarters at 1213 Innsbruck Drive, Sunnyvale, California 94089, for the following purpose:

        To consider and vote upon a proposal to adopt the merger agreement among Lucent Technologies Inc., Intrepid Merger Inc., a wholly owned subsidiary of Lucent, and INS. Under the merger agreement, each outstanding share of INS common stock will be converted into the right to receive 0.8473 shares of Lucent common stock.

     We will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment of it by the INS board of directors.

     Only holders of record of shares of INS common stock at the close of business on September 1, 1999, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of it.

     We cannot complete the merger unless the holders of a majority of the outstanding shares of INS common stock vote to adopt the merger agreement. Holders of INS common stock have no appraisal rights under Delaware law in connection with the merger.

     FOR MORE INFORMATION ABOUT THE MERGER, PLEASE REVIEW THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS AND THE MERGER AGREEMENT ATTACHED AS ANNEX 1.

     Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. If you do not vote by proxy or in person at the special meeting, it will count as a vote against the merger agreement.

     Please do not send any stock certificates at this time.

                                          By Order of the Board of Directors,

                                          /s/ Kevin J. Laughlin
                                          Kevin J. Laughlin
                                          Vice President, Finance,
                                          Chief Financial Officer and Secretary

Sunnyvale, California
September 15, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    i
SUMMARY.....................................................    1
  General...................................................    1
  The Special Meeting.......................................    2
  The Merger................................................    2
  The Companies.............................................    5
  Selected Consolidated Historical Financial Data...........    9
     Lucent.................................................    9
     INS....................................................   11
RISK FACTORS RELATING TO THE MERGER.........................   12
  The exchange ratio for Lucent common stock to be received
     in the merger is fixed and will not be adjusted in the
     event of any change in stock price.....................   12
  The integration of Lucent and INS following the merger
     will present significant challenges....................   12
  Integrating Lucent and INS may compromise the market's
     perception of INS as a vendor independent provider of
     network services.......................................   12
  The price of Lucent common stock may be affected by
     factors different from those affecting the price of INS
     common stock...........................................   12
THE SPECIAL MEETING.........................................   14
  Date, Time and Place......................................   14
  Purpose of Special Meeting................................   14
  Record Date; Stock Entitled to Vote; Quorum...............   14
  Votes Required............................................   14
  Voting by INS Directors and Executive Officers............   14
  Voting of Proxies.........................................   14
  Revocability of Proxies...................................   15
  Solicitation of Proxies...................................   15
THE COMPANIES...............................................   16
  INS.......................................................   16
  Lucent....................................................   16
  Material Contracts between Lucent and INS.................   16
THE MERGER..................................................   17
  Background to the Merger..................................   17
  Reasons for the Merger and Board of Directors
     Recommendation.........................................   19
  Opinion of Morgan Stanley & Co. Incorporated..............   20
  Interests of INS Directors and Management in the Merger...   26
  Accounting Treatment......................................   28
  Form of the Merger........................................   28
  Merger Consideration......................................   29
  Conversion of Shares; Procedures for Exchange of
     Certificates; Fractional Shares........................   29

                                                              PAGE
                                                              ----
  Effective Time of the Merger..............................   30
  Stock Exchange Listing of Lucent Common Stock.............   30
  Delisting and Deregistration of INS Common Stock..........   30
  Material United States Federal Income Tax Consequences of
     the Merger.............................................   30
  Regulatory Matters........................................   31
  Appraisal Rights..........................................   32
  Continuation of INS Employee Benefits.....................   32
  Effect on Awards Outstanding Under INS Stock Plans;
     Warrants...............................................   33
  Resale of Lucent Common Stock.............................   34
THE MERGER AGREEMENT, STOCK OPTION AGREEMENT AND STOCKHOLDER
  AGREEMENT.................................................   35
  The Merger Agreement......................................   35
  The Stock Option Agreement................................   42
  The Stockholder Agreement.................................   44
COMPARATIVE STOCK PRICES AND DIVIDENDS......................   46
DESCRIPTION OF LUCENT CAPITAL STOCK.........................   47
COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF LUCENT AND
  INS.......................................................   47
  Capitalization............................................   47
  Voting Rights.............................................   48
  Number, Election, Vacancy and Removal of Directors........   48
  Amendments to Certificates of Incorporation...............   49
  Amendments to By-Laws.....................................   49
  Stockholder Action........................................   50
  Notice of Certain Stockholder Actions.....................   50
  Special Stockholder Meetings..............................   50
  Limitation of Personal Liability of Directors.............   50
  Dividends.................................................   51
  Conversion................................................   51
  Rights Plan...............................................   51
LEGAL MATTERS...............................................   54
EXPERTS.....................................................   54
STOCKHOLDER PROPOSALS.......................................   55
OTHER MATTERS...............................................   55
WHERE YOU CAN FIND MORE INFORMATION.........................   56
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   59
Annexes
           Annex 1 Agreement and Plan of Merger
           Annex 2 Stock Option Agreement
           Annex 3 Stockholder Agreement
           Annex 4 Opinion of Morgan Stanley & Co.
          Incorporated

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE LUCENT AND INS PROPOSING TO MERGE?

A: We believe that together Lucent and INS will offer customers the industry's deepest portfolio of communications network planning, design, integration, maintenance and management solutions.

Q:  WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign your proxy and return it in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, we will count your proxy as a vote in favor of adoption of the merger agreement. If you abstain from voting or do not vote, it will have the effect of a vote against adoption of the merger agreement.

     The special meeting will take place on October 15, 1999. You may attend the special meeting and vote your shares in person, rather than signing and mailing your proxy.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of INS at the address set forth below. Third, you can attend the special meeting and vote in person.

Q: IF MY INS SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your INS shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against adoption of the merger agreement.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your stock certificates. Please do not send in your stock certificates with your proxy.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger during the fourth calendar quarter of 1999.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

            International Network Services
            Investor Relations
            1213 Innsbruck Drive
            Sunnyvale, California 94089
            Telephone: (650) 318-1151

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which we have referred you. See "Where You Can Find More Information" on page 56. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

                                    GENERAL

WHAT INS STOCKHOLDERS WILL RECEIVE IN THE MERGER (page 29)

     In the merger, holders of INS common stock will receive 0.8473 shares of Lucent common stock for each share of INS common stock that they own. Stockholders will receive cash for any fractional shares which they would otherwise receive in the merger.

OWNERSHIP OF LUCENT FOLLOWING THE MERGER

     Based on the number of outstanding shares of INS common stock on the record date, we anticipate that INS stockholders will receive approximately 48,737,585 shares of Lucent common stock in the merger. Based on that number and on the number of outstanding shares of Lucent common stock on the record date, following the merger former INS stockholders will own approximately 1.6% of the outstanding shares of Lucent common stock.

APPRAISAL RIGHTS (page 32)

     INS stockholders have no appraisal rights in connection with the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (page 30)

     The merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986. Holders of INS common stock will not recognize gain or loss for United States federal income tax purposes as a result of the exchange of their INS common stock for Lucent common stock in the merger, except for cash received instead of fractional shares of Lucent common stock.

     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

BOARD OF DIRECTORS RECOMMENDATION TO STOCKHOLDERS (page 20)

     The INS board of directors believes that the terms of the merger and the merger agreement are fair to and in the best interests of INS and its stockholders and recommends that the stockholders vote "for" the adoption of the merger agreement.

     To review the background and reasons for the merger in greater detail, as well as certain risks related to the merger, see pages 12 and 17-20.

FAIRNESS OPINION OF FINANCIAL ADVISOR
(page 20)

     In deciding to approve the merger, the INS board of directors considered the opinion, as of the date of the merger agreement, of its financial advisor, Morgan Stanley & Co. Incorporated, as to the fairness of the exchange ratio in the merger to INS stockholders from a financial point of view. This opinion is attached as Annex 4 to this proxy statement/ prospectus. WE ENCOURAGE STOCKHOLDERS TO READ THIS OPINION CAREFULLY.

INTERESTS OF INS DIRECTORS AND MANAGEMENT IN THE MERGER (page 26)

     INS stockholders should note that a number of directors and officers of INS have interests in the merger as directors or officers that are different from, or in addition to, those of a stockholder. If we complete the merger, indemnification arrangements for current directors and officers of INS will be continued and certain current executive officers of INS will be retained as employees of Lucent. John L. Drew, President and Chief Executive Officer of INS, will lead Lucent's NetCare unit which designs and sets up data networks, and with which INS will be combined after the merger. Several of INS' executive officers may be entitled to severance payments under existing change of control agreements as a result of the merger. In addition, directors, officers and employees with stock options to acquire INS common stock will have these options converted to stock options to acquire Lucent common stock, and a portion of the stock options held by certain executive officers will become fully vested and exercisable as a result of the merger.

                         THE SPECIAL MEETING (page 14)

     The special meeting of INS stockholders will be held at our headquarters at 1213 Innsbruck Drive, Sunnyvale, California 94089, at 9:00 a.m., local time, on Friday, October 15, 1999. At the special meeting, stockholders will be asked to adopt the merger agreement.

RECORD DATE; VOTING POWER

     INS stockholders are entitled to vote at the special meeting if they owned shares as of the close of business on September 1, 1999, the record date.

     On the record date, there were 57,521,050 shares of INS common stock entitled to vote at the special meeting. Stockholders will have one vote at the special meeting for each share of INS common stock that they owned on the record date.

VOTE REQUIRED

     The affirmative vote of a majority of the shares of INS common stock outstanding on the record date is required to adopt the merger agreement.

VOTING BY INS DIRECTORS AND EXECUTIVE OFFICERS

     On the record date, directors and executive officers of INS and their affiliates owned and were entitled to vote 17,362,757 shares of INS common stock, or approximately 30.2% of the shares of INS common stock outstanding on the record date. The directors and executive officers of INS have indicated that they intend to vote the INS common stock owned by them "for" adoption of the merger agreement.

                              THE MERGER (page 35)

     The merger agreement is attached as Annex 1 to this proxy statement/prospectus. We encourage you to read the merger agreement. It is the principal document governing the merger.

CONDITIONS TO THE MERGER (page 35)

     Lucent and INS will complete the merger only if they satisfy or, in some cases, waive several conditions, including the following:

     - holders of a majority of the outstanding shares of INS common stock must adopt the merger agreement

     - the waiting period required under the Hart-Scott-Rodino Act must expire or be terminated

     - no legal restraints or prohibitions may exist which prevent the completion of the merger, prohibit or limit the owner-ship or operation of any material portion of INS or Lucent, or are reasonably likely to have a material adverse effect on Lucent or INS

     - Lucent common stock issuable to INS stockholders must have been approved for listing on the New York Stock Exchange

     - Wilson Sonsini Goodrich & Rosati, Professional Corporation must deliver an opinion to INS and Cravath, Swaine & Moore must deliver an opinion to Lucent, in each case stating that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of the Internal Revenue Code

     - Lucent and INS must satisfy the representations, warranties and covenants contained in the merger agreement in all material respects.

In addition, Lucent's obligation to complete the merger is subject to satisfaction or waiver by Lucent of the following condition:

     - Lucent and INS must each receive a letter from PricewaterhouseCoopers LLP regarding such firm's concurrence with Lucent and INS managements' conclusions that pooling of interests accounting is appropriate for the merger under Accounting Principles Board Opinion No. 16 if completed in accordance with the merger agreement.

TERMINATION OF THE MERGER AGREEMENT (page 38)

     1. Lucent and INS can jointly agree to terminate the merger agreement at any time without completing the merger.

     2. Lucent or INS can terminate the merger agreement if:

     - Lucent and INS do not complete the merger by April 30, 2000
     - the holders of a majority of the outstanding shares of INS common stock do not adopt the merger agreement

     - a governmental authority or other legal action permanently prohibits the completion of the merger, permanently prohibits or limits the ownership or operation of any material portion of INS or Lucent or is reasonably likely to have a material adverse effect on either Lucent or INS

     - the other party breached in any material respect any of its representations, warranties or obligations under the merger agreement and has not cured the breach within 30 days after written notice.

     3. Before the special meeting, INS can terminate the merger agreement if the INS board of directors receives an unsolicited proposal by a third party to acquire INS on terms determined by the INS board of directors to be more favorable to INS stockholders than the terms of the merger with Lucent.

     4. Lucent can also terminate the merger agreement if INS or any of its directors or officers participates in discussions with third parties regarding certain takeover proposals or other business transactions in breach of the merger agreement.

TERMINATION FEES (page 38)

     INS must pay Lucent a termination fee of $110 million if:

     - INS or its stockholders receive a takeover proposal, or a takeover proposal or the intention to commence one otherwise becomes publicly known, and Lucent or INS then terminates the merger agreement for the first or second reason described in paragraph 2 above under "-- Termination of the Merger Agreement"

     - INS terminates the merger agreement for the reason described in paragraph
       3
above under "-- Termination of the Merger Agreement"

     - Lucent terminates the merger agreement for the reason described in paragraph 4 above under "-- Termination of the Merger Agreement."

     INS is not required to pay Lucent the termination fee for the first and third reasons described above unless INS enters into an agreement for or completes any takeover proposal within 15 months of the termination of the merger agreement.

STOCK OPTION AGREEMENT (page 42)

     INS has granted an option to Lucent to purchase shares of INS common stock equal to approximately 19.9% of the number of outstanding shares of INS common stock if certain events occur that entitle Lucent to receive the termination fee under the merger agreement. The option agreement limits to $150 million the total amount Lucent may receive from (1) the stock option and (2) any termination fee payable by INS if the merger agreement is terminated.

STOCKHOLDER AGREEMENT (page 44)

     To induce Lucent to enter into the merger agreement, Donald K. McKinney and his affiliated entities, who beneficially own approximately 27.6% of INS' common stock, entered into a stockholder agreement with Lucent. Mr. McKinney and his affiliated entities agreed to vote all of their shares of INS common stock in favor of the merger.

REGULATORY MATTERS (page 31)

     United States antitrust laws prohibit Lucent and INS from completing the merger until after they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. Lucent and INS each filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission on August 20, 1999. Lucent and INS expect the waiting period to end on September 19, 1999, unless terminated earlier, or unless the Antitrust Division or the FTC extends the waiting period with a request for additional information.

     The merger is also subject to German merger control regulations, which require that a notification be filed with, and approval of the transaction be granted by the German Federal Cartel Office. Lucent and INS submitted the necessary notification on September 13, 1999. Lucent and INS expect the waiting period to expire on October 13, 1999, unless terminated earlier.

     Lucent and INS do not currently expect that other filings or approvals will be required in other jurisdictions in connection with the merger. However, if any such filings or approvals become necessary, Lucent and INS intend to take all necessary actions to comply with such filing requirements or obtain such approvals.

ACCOUNTING TREATMENT (page 28)

     Lucent and INS expect the merger to qualify as a pooling of interests, which means that the merger of Lucent and INS will be accounted for as if Lucent and INS had always been combined for accounting and financial reporting purposes. As a result, the basis of assets and liabilities will be reflected in the financial statements at their historical book values.

EXPENSES (page 41)

     Each of Lucent and INS will bear all expenses it incurs in connection with the merger, except that Lucent and INS will share equally the costs of filing with the Securities and Exchange Commission the registration statement of which this proxy statement/prospectus is a part, printing and mailing this proxy statement/prospectus and the filing fees incurred in connection with obtaining regulatory approval for the merger in the United States.

                            THE COMPANIES (page 16)

INTERNATIONAL NETWORK SERVICES
1213 Innsbruck Drive
Sunnyvale, California 94089
(650) 318-1100

     INS is a global provider of network consulting and software solutions. INS provides professional services for the full life cycle of a network, including planning, design, implementation, operations and optimization, and maintains expertise in the most complex network technologies and multi-vendor environments. Through its INSoft Division, INS also offers application and network performance management software products and software services.

LUCENT TECHNOLOGIES INC.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500

     Lucent designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronic components. Lucent is a global leader in the sale of public communications systems, and is a supplier of systems or software to most of the world's largest network operators. Lucent is also a global leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Lucent conducts its research and development activities through Bell Laboratories, one of the world's foremost industrial research and development organizations.

MARKET PRICE AND DIVIDEND INFORMATION (page 46)

     Shares of Lucent common stock are listed on the New York Stock Exchange. Shares of INS common stock are quoted on The Nasdaq National Market. The following table presents:

     - the last reported sale price of one share of Lucent common stock, as reported on the New York Stock Exchange Composite Transaction Tape

     - the last reported sale price of one share of INS common stock, as reported on The Nasdaq National Market

     - the market value of one share of INS common stock on an equivalent per share basis,

in each case as if the merger had been completed on August 9, 1999, the last full trading day prior to the public announcement of the proposed merger, and on September 13, 1999, the last day for which such information could be practicably calculated prior to the date of this proxy statement/prospectus. The equivalent price per share data for INS common stock has been determined by multiplying the last reported sale price of one share of Lucent common stock on each of these dates by the exchange ratio of 0.8473.

                                                    LUCENT     INS      EQUIVALENT PRICE
                                                    COMMON    COMMON    OF SHARE OF INS
DATE                                                STOCK     STOCK       COMMON STOCK
----                                                ------    ------    ----------------
August 9, 1999....................................   $63 5/8   $47 7/16      $53.91
September 13, 1999................................   $66 3/4   $55 1/8       $56.56

     Lucent has historically paid a regular quarterly dividend, currently $0.02 per share, to its stockholders. The payment of dividends by Lucent in the future will depend on business conditions, its financial position, earnings and other factors. INS has never paid cash dividends to its stockholders.

                       COMPARATIVE PER SHARE INFORMATION

     We have summarized below the per common share information for Lucent on a consolidated basis, for Lucent and INS on a pro forma combined basis and for INS on an historical basis. Lucent's consolidated results were restated to include the results of Kenan Systems Corporation and Ascend Communications, Inc. which merged with Lucent on February 26, 1999 and June 24, 1999, respectively. Each of the Kenan and Ascend mergers was accounted for as a pooling of interests. INS' consolidated results include the results of VitalSigns Software, Inc., which merged with INS on November 20, 1998. The VitalSigns merger was accounted for as a pooling of interests. All per share data has been restated to account for Lucent's two-for-one stock splits effective on April 1, 1999 and on April 1, 1998, and for INS' three-for-two stock split on April 5, 1999. Lucent's fiscal year ends on September 30 and INS' fiscal year ends on June 30.

     The unaudited "pro forma combined" and the unaudited "pro forma equivalent -- INS" information assumes that the merger of INS and Lucent is accounted for as a pooling of interests and had occurred at the beginning of the earliest period presented. The unaudited "pro forma combined" information combines the financial information of Lucent for the nine months ended June 30, 1999 and 1998, for each of the two years in the period ended September 30, 1998 and for the nine-month period ended September 30, 1996, with the financial information of INS for the nine months ended March 31, 1999 and March 31, 1998, for each of the two years in the period ended June 30, 1998 and for the nine-month period ended June 30, 1996, respectively. Beginning September 30, 1996, Lucent changed its fiscal year end from December 31 to September 30 and reported results for the nine-month transition period ended September 30, 1996. Lucent's results for the nine-month period ended June 30, 1999 may not be indicative of the results for the full year.

     The unaudited "pro forma equivalent -- INS" information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of
0.8473. This information shows how each share of INS common stock would have participated in net earnings, cash dividends and book value of Lucent if the merger had been completed at the beginning of the earliest period presented. However, these amounts do not necessarily reflect future per share levels of net earnings, cash dividends or book value of Lucent. The following unaudited comparative and unaudited pro forma per share data is derived from the consolidated financial statements of Lucent and the consolidated historical financial statements of INS.

     STOCKHOLDERS SHOULD READ THE INFORMATION IN THIS SECTION ALONG WITH LUCENT'S HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND INS' HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES INCLUDED IN THE DOCUMENTS DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 56.

                                           AT OR FOR THE        AT OR FOR THE
                                            NINE MONTHS         TWELVE MONTHS       AT OR FOR THE
                                               ENDED                ENDED            NINE MONTHS
                                              JUNE 30,          SEPTEMBER 30,           ENDED
                                           --------------    -------------------    SEPTEMBER 30,
                                           1999     1998      1998        1997          1996
                                           -----    -----    -------    --------    -------------
LUCENT -- HISTORICAL
Basic earnings per share.................  $1.26    $0.28    $  0.35    $   0.16       $  0.14
Diluted earnings per share...............   1.22     0.27       0.34        0.15          0.14
Cash dividends declared per share........   0.06     0.06      0.078       0.056         0.038
Book value per share.....................   4.07     2.37       2.55        1.51          1.20

                                        AT OR FOR THE          AT OR FOR THE
                                         NINE MONTHS           TWELVE MONTHS         AT OR FOR THE
                                            ENDED                  ENDED              NINE MONTHS
                                          MARCH 31,              JUNE 30,                ENDED
                                        --------------    -----------------------      JUNE 30,
                                        1999     1998     1999     1998     1997         1996
                                        -----    -----    -----    -----    -----    -------------
INS -- HISTORICAL
Basic earnings per share..............  $0.29    $0.19    $0.47    $0.28    $0.17       $  0.11
Diluted earnings per share............   0.25     0.17     0.41     0.25     0.13          0.03
Cash dividends declared per share.....     --       --       --       --       --            --
Book value per share..................   2.41     1.59     2.86     1.86     1.37          0.58

                                              AT OR FOR THE      AT OR FOR THE
                                               NINE MONTHS       TWELVE MONTHS      AT OR FOR THE
                                                  ENDED              ENDED           NINE MONTHS
                                                 JUNE 30,        SEPTEMBER 30,          ENDED
                                              --------------    ----------------    SEPTEMBER 30,
                                              1999     1998      1998      1997         1996
                                              -----    -----    ------    ------    -------------
PRO FORMA COMBINED
Basic earnings per share....................  $1.25    $0.28    $ 0.35    $ 0.16       $ 0.14
Diluted earnings per share..................   1.20     0.27      0.34      0.15         0.14
Cash dividends declared per share...........   0.06     0.06     0.078     0.056        0.038
Book value per share........................   4.05     2.36      2.55      1.51         1.19

                                                AT OR FOR THE     AT OR FOR THE
                                                 NINE MONTHS      TWELVE MONTHS     AT OR FOR THE
                                                    ENDED             ENDED          NINE MONTHS
                                                   JUNE 30,       SEPTEMBER 30,         ENDED
                                                --------------    --------------    SEPTEMBER 30,
                                                1999     1998     1998     1997         1996
                                                -----    -----    -----    -----    -------------
PRO FORMA EQUIVALENT -- INS
Basic earnings per share......................  $1.06    $0.24    $0.30    $0.14        $0.12
Diluted earnings per share....................   1.02     0.23     0.29     0.13         0.12
Cash dividends declared per share.............   0.05     0.05     0.07     0.05         0.03
Book value per share..........................   3.43     2.00     2.16     1.28         1.01

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

LUCENT

     Lucent was spun off from AT&T Corp. in 1996. On February 1, 1996, AT&T began transferring to Lucent the assets and liabilities relating to Lucent's operations. Lucent's historical financial data for periods prior to that date reflect the results of operations and the financial position of the business that was transferred to Lucent from AT&T in the separation as if Lucent had been a stand-alone entity and have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Lucent business. Lucent's historical financial data for periods prior to that date also include an allocation of certain AT&T corporate headquarters assets, liabilities and expenses related to the Lucent business. The calculation of earnings (loss) per common share on a historical basis includes the retroactive recognition to January 1, 1995 of the 524,624,894 shares on a pre-split basis, or 2,098,499,576 shares on a post-split basis, owned by AT&T on April 10, 1996.

     Beginning September 30, 1996, Lucent changed its fiscal year end from December 31 to September 30 and reported results for the nine-month transition period ended September 30, 1996. All per share data has been restated to account for Lucent's two-for-one stock splits effective on April 1, 1999 and on April 1, 1998.

     Effective October 1, 1998, Lucent changed its method of accounting for pension and post-retirement benefits to allow it to better represent the related expenses in its financial statements. As a result, Lucent recorded a one-time, after-tax gain from the cumulative effect of the accounting change of $1,308 million net of tax of $842 million, or $0.42 per share, for the first fiscal quarter of 1999. Included in net income as a result of the accounting change is $195 million, or $0.06 per diluted share for the nine months ended June 30, 1999.

     Lucent's consolidated results were restated to include the results of Kenan Systems Corporation and Ascend Communications, Inc. which merged with Lucent on February 26, 1999 and June 24, 1999, respectively. Each of the Kenan and Ascend mergers was accounted for as a pooling of interests.

     The following selected consolidated financial data of Lucent at September 30, 1998 and 1997, for each of the two years in the period ended September 30, 1998 and for the nine-month period ended September 30, 1996 is derived from audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. The selected consolidated financial data of Lucent at September 30, 1996, December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995 is derived from unaudited consolidated financial statements not incorporated by reference in this proxy statement/prospectus and, in the opinion of Lucent's management, includes all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles.

     The selected consolidated financial data of Lucent at and for the nine months ended June 30, 1999 and 1998 and for the twelve months ended September 30, 1996 is derived from unaudited condensed consolidated financial statements incorporated by reference in this proxy statement/prospectus and, in the opinion of Lucent's management, includes all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles. Results for the nine-month period ended June 30, 1999 may not be indicative of the results for the full year.

     THE INFORMATION IN THIS SECTION SHOULD BE READ ALONG WITH LUCENT'S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 56.

                                AT OR FOR THE       AT OR FOR THE                                       AT OR FOR THE
                                 NINE MONTHS        TWELVE MONTHS     AT OR FOR THE   AT OR FOR THE     TWELVE MONTHS
                                    ENDED               ENDED         TWELVE MONTHS    NINE MONTHS          ENDED
                                  JUNE 30,          SEPTEMBER 30,         ENDED           ENDED         DECEMBER 31,
                              -----------------   -----------------   SEPTEMBER 30,   SEPTEMBER 30,   -----------------
                               1999      1998      1998      1997         1996            1996         1995      1994
                              -------   -------   -------   -------   -------------   -------------   -------   -------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues..................  $27,728   $23,232   $31,806   $27,611      $24,215         $16,639      $21,718   $19,867
  Operating income (loss)...    4,177     1,960     2,638     1,599         (656)            734         (921)      985
  Net income (loss).........    3,818       815     1,035       449         (604)            382         (813)      497
  Earnings (loss) per common
    share - basic...........     1.26      0.28      0.35      0.16        (0.23)           0.14        (0.34)      N/A
  Earnings (loss) per common
    share - diluted.........     1.22      0.27      0.34      0.15        (0.23)           0.14        (0.34)      N/A
  Dividends declared per
    common share............     0.06      0.06    0.0775   0.05625       0.0375          0.0375           --       N/A
BALANCE SHEET DATA:
  Total assets..............  $37,156   $26,919   $29,363   $25,006      $23,572         $23,572      $20,217   $17,475
  Total debt................    6,792     4,322     4,640     4,203        3,997           3,997        4,018     3,164
  Shareowners' equity.......   12,403     6,296     7,709     4,379        3,462           3,462        1,917     2,583

---------------
N/A -- Not applicable

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

INS

     The following selected historical financial data of INS at June 30, 1999 and 1998, and for each of the three years in the period ended June 30, 1999 is derived from audited consolidated financial statements incorporated by reference in this proxy statement/prospectus.

     The selected historical financial data of INS at June 30, 1997, 1996 and 1995, and for each of the two years in the period ended June 30, 1996 is derived from audited consolidated financial statements not incorporated by reference in this proxy statement/prospectus.

     The selected historical financial data of INS at and for the nine months ended March 31, 1999 and 1998 is derived from unaudited consolidated financial statements incorporated by reference in this proxy statement/prospectus.

     INS' consolidated results include the results of VitalSigns Software, Inc., which merged with INS on November 20, 1998. The VitalSigns merger was accounted for as a pooling of interests. Information for the nine-month period ended June 30, 1996 was calculated by subtracting the September 30, 1995 three-month period from the financial statements for the year ended June 30, 1996. In March 1999, the INS board of directors approved a three-for-two stock split, payable in April 1999 in the form of a stock dividend to all stockholders of record. All per share data has been restated to reflect this stock split.

     THE INFORMATION IN THIS SECTION SHOULD BE READ ALONG WITH INS' HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 56.

                                     AT OR FOR THE             AT OR FOR THE            AT OR FOR THE   AT OR FOR THE
                                      NINE MONTHS              TWELVE MONTHS             NINE MONTHS    TWELVE MONTHS
                                         ENDED                     ENDED                    ENDED           ENDED
                                       MARCH 31,                 JUNE 30,                 JUNE 30,        JUNE 30,
                                    ---------------   -------------------------------   -------------   -------------
                                     1999     1998     1999     1998    1997    1996        1996            1995
                                    ------   ------   ------   ------   -----   -----   -------------   -------------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues........................  $220.9   $118.8   $315.1   $172.8   $99.5   $44.1       $36.6          $ 15.5
  Operating income................    27.6     14.3     43.4     21.9    10.4     4.7         3.8             0.8
  Net income (loss) attributable
    to common stock...............    15.5      9.5     25.5     14.4     6.8     1.7         1.5            (0.1)
  Earnings (loss) per common
    share - basic.................    0.29     0.19     0.47     0.28    0.17    0.14        0.11           (0.01)
  Earnings (loss) per common
    share - diluted...............    0.25     0.17     0.41     0.25    0.13    0.04        0.03           (0.01)
  Dividends declared per common
    share.........................      --       --       --       --      --      --          --              --
BALANCE SHEET DATA:
  Total assets....................  $184.7   $109.2   $223.2   $140.3   $83.8   $18.1       $18.1          $ 10.0
  Stockholders' equity(1).........   135.6     86.2    163.4    102.3    71.9     9.9         9.9             6.9

---------------
(1) Includes mandatorily redeemable convertible preferred stock which converted to common stock upon the consummation of INS' initial public offering on September 18, 1996.

                      RISK FACTORS RELATING TO THE MERGER

     In addition to the other information included and incorporated by reference in this proxy statement/prospectus, INS stockholders should consider carefully the matters described below in determining whether to adopt the merger agreement.

     - THE EXCHANGE RATIO FOR LUCENT COMMON STOCK TO BE RECEIVED IN THE MERGER IS FIXED AND WILL NOT BE ADJUSTED IN THE EVENT OF ANY CHANGE IN STOCK PRICE. Under the merger agreement, each share of INS common stock will be converted into the right to receive 0.8473 shares of Lucent common stock. This exchange ratio is a fixed number and will not be adjusted in the event of any increase or decrease in the price of Lucent common stock or INS common stock. The prices of Lucent common stock and INS common stock at the closing of the merger may vary from their respective prices on the date of this proxy statement/prospectus and on the date of the special meeting. These prices may vary because of changes in the business, operations or prospects of Lucent or INS, market assessments of the likelihood that the merger will be completed, the timing of the completion of the merger, the prospects of post-merger operations, regulatory considerations, general market and economic conditions and other factors. Because the date that the merger is completed may be later than the date of the special meeting, the prices of Lucent common stock and INS common stock on the date of the special meeting may not be indicative of their respective prices on the date the merger is completed. We urge INS stockholders to obtain current market quotations for Lucent common stock and INS common stock.

     - THE INTEGRATION OF LUCENT AND INS FOLLOWING THE MERGER WILL PRESENT SIGNIFICANT CHALLENGES. Lucent and INS will face significant challenges in integrating their organizations, operations and product lines in a timely and efficient manner and in retaining key Lucent and INS personnel. The integration of Lucent and INS will be complex and time-consuming. For example, Lucent and INS must rapidly integrate their respective sales forces, despite different business cultures and geographically dispersed operations, or the combined company may not be able to maintain its competitive position. The failure to successfully integrate Lucent and INS and to successfully manage the challenges presented by the integration process may result in Lucent and INS not achieving the anticipated potential benefits of the merger.

     - INTEGRATING LUCENT AND INS MAY COMPROMISE THE MARKET'S PERCEPTION OF INS AS A VENDOR INDEPENDENT PROVIDER OF NETWORK SERVICES. The success of INS' business has historically depended on INS' current and potential clients perceiving it as a vendor independent provider of professional services. Following the merger, INS' existing and potential clients may perceive its relationship with Lucent, a leading vendor of networking systems, as compromising its ability to provide unbiased solutions. The announcement has already had an adverse effect on INS' relationship with Cisco Systems, Inc., a competitor of Lucent, with whom INS had developed a significant relationship. INS had entered into direct relationships with clients as a result of referrals from Cisco and had provided services directly to Cisco primarily as a subcontractor. Since the announcement of the merger, Cisco has terminated existing agreements with INS and Cisco will likely cease referring clients and subcontracting work to INS.

     - THE PRICE OF LUCENT COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF INS COMMON STOCK. Upon completion of the merger, holders of INS common stock will become holders of Lucent common stock. Lucent's business differs from that of INS, and Lucent's results of operations, as well as the price of Lucent common stock, may be affected by factors different from those affecting INS' results of operations and the price of INS common stock. For a discussion of Lucent's and INS' businesses and certain factors to consider in connection with such businesses, see Lucent's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, as amended, Lucent's Form 8-K, dated August 2, 1999, filed to restate the financial results for the merger of Lucent and Ascend, and INS' Annual Report on Form 10-K for the fiscal year ended June 30, 1999, which are incorporated by reference in this proxy statement/prospectus.

                              THE SPECIAL MEETING

     We are furnishing this proxy statement/prospectus to stockholders of INS as part of the solicitation of proxies by the INS board of directors for use at the special meeting.

DATE, TIME AND PLACE

     We will hold the special meeting at our headquarters at 1213 Innsbruck Drive, Sunnyvale, California 94089, at 9:00 a.m., local time, on October 15, 1999.

PURPOSE OF SPECIAL MEETING

     At the special meeting, we are asking holders of INS common stock to adopt the merger agreement. The INS board of directors has determined that the merger is fair to, and in the best interests of, INS stockholders, has approved the merger agreement and the merger and recommends that INS stockholders vote "for" adoption of the merger agreement.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Only holders of record of INS common stock at the close of business on September 1, 1999, the record date, are entitled to notice of and to vote at the special meeting. On the record date, 57,521,050 shares of INS common stock were issued and outstanding and held by approximately 505 holders of record. A quorum is present at the special meeting if a majority of the shares of INS common stock issued and outstanding and entitled to vote on the record date are represented in person or by proxy. In the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of INS common stock on the record date are entitled to one vote per share at the special meeting on the proposal to adopt the merger agreement.

VOTES REQUIRED

     The adoption of the merger agreement requires the affirmative vote of a majority of the shares of INS common stock outstanding on the record date. IF AN INS STOCKHOLDER ABSTAINS FROM VOTING OR DOES NOT VOTE, EITHER IN PERSON OR BY PROXY, IT WILL COUNT AS A VOTE AGAINST ADOPTION OF THE MERGER AGREEMENT.

VOTING BY INS DIRECTORS AND EXECUTIVE OFFICERS

     At the close of business on the record date, directors and executive officers of INS and their affiliates owned and were entitled to vote 17,362,757 shares of INS common stock, which represented approximately 30.2% of the shares of INS common stock outstanding on that date. Each INS director and executive officer has indicated his or her present intention to vote, or cause to be voted, the INS common stock owned by him or her "for" adoption of the merger agreement.

VOTING OF PROXIES

     All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. Properly executed proxies that do not contain voting instructions will be voted "for" adoption of the merger agreement.

     Shares of INS common stock represented at the special meeting but not voting, including shares of INS common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

     Only shares affirmatively voted for adoption of the merger agreement, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. If an INS stockholder abstains from voting or does not vote, either in person or by proxy, it will count as a vote against adoption of the merger agreement. Brokers who hold shares of INS common stock in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those customers' shares in the absence of specific instructions from those customers. These non-voted shares are referred to as broker non-votes and count as votes against adoption of the merger agreement.

     The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to adopt the merger agreement will be voted in favor of any such adjournment or postponement.

     INS does not expect that any matter other than the proposal to adopt the merger agreement will be brought before the special meeting. If, however, the INS board of directors properly presents other matters, the persons named as proxies will vote in accordance with their judgment.

REVOCABILITY OF PROXIES

     The grant of a proxy on the enclosed form of proxy does not preclude a stockholder from voting in person at the special meeting. A stockholder may revoke a proxy at any time prior to its exercise by filing with the Secretary of INS a duly executed revocation of proxy, by submitting a duly executed proxy to the Secretary of INS bearing a later date or by appearing at the special meeting and voting in person. Attendance at the special meeting will not itself constitute revocation of a proxy.

SOLICITATION OF PROXIES

     INS will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of INS and its subsidiaries may solicit proxies from stockholders by telephone or other electronic means or in person. INS will cause brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of stock held of record by such persons. INS will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

     Corporate Investor Communications, Inc. will assist in the solicitation of proxies by INS. INS will pay Corporate Investor Communications a fee of $8,000, plus reimbursement of certain out-of-pocket expenses, and will indemnify Corporate Investor Communications against any losses arising out of Corporate Investor Communications' proxy soliciting services on behalf of INS.

     STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. A transmittal form with instructions for the surrender of INS common stock certificates will be mailed to INS stockholders as soon as practicable after completion of the merger.

                                 THE COMPANIES

INS

     INS is a global provider of network consulting and software solutions. INS provides professional services for the full life cycle of a network, including planning, design, implementation, operations and optimization, and maintains expertise in the most complex network technologies and multi-vendor environments. Through its INSoft Division, INS also offers application and network performance management software products and services.

     INS was incorporated in California in August 1991 and re-incorporated in Delaware in December 1998. Additional information regarding INS is contained in INS' filings with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 56.

LUCENT

     Lucent designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronic components. Lucent is a global leader in the sale of public communications systems, and is a supplier of systems or software to most of the world's largest network operators. Lucent is also a global leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Lucent conducts its research and development activities through Bell Laboratories, one of the world's foremost industrial research and development organizations.

     Lucent was incorporated in Delaware in November 1995. Lucent was a wholly owned subsidiary of AT&T prior to its initial public offering of common stock in April 1996, and became completely separate from AT&T when the remaining shares of Lucent common stock held by AT&T were distributed to AT&T's stockholders in September 1996. Additional information regarding Lucent is contained in Lucent's filings with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 56.

MATERIAL CONTRACTS BETWEEN LUCENT AND INS

     Lucent and INS are parties to a consulting services agreement dated as of October 27, 1998. The agreement provides that INS will provide network consulting services to Lucent for a period from August 17, 1998 through August 16, 2000.

                                   THE MERGER

     The following discussion summarizes the material terms of the merger, the merger agreement, the stock option agreement and the stockholder agreement. Stockholders should read carefully the merger agreement, the stock option agreement and the stockholder agreement, which are attached as Annexes 1, 2 and 3 to this proxy statement/prospectus.

BACKGROUND TO THE MERGER

     On October 27, 1998, Lucent and INS entered into a consulting services agreement pursuant to which INS will provide consulting services to Lucent for a period from August 17, 1998 through August 16, 2000.

     On April 23, 1999, Lucent and INS entered into a nondisclosure agreement containing customary terms and conditions.

     On May 12, 1999, representatives of Lucent and INS met to discuss broadening the current business relationship between Lucent and INS. On June 4, 1999, a meeting was held among Michael Bond, Director -- Business Development; Ashton Peery, Vice President -- Corporate Strategy & Business Development; Patricia Russo, Executive Vice President -- Strategy, Business Development Corporate Operations; Jonathan Edelman, Director -- Corporate Strategy & Development; Jeffrey Akers, Vice President, COO -- NetCare Professional Services, all of Lucent; and representatives from INS including John Drew, President and Chief Executive Officer and Kevin Laughlin, Vice
President -- Finance, Chief Financial Officer and Secretary, and representatives from its financial adviser, Morgan Stanley.

     During the period from May 17, 1999 through July 16, 1999, discussions continued among various representatives of Lucent and INS.

     On July 21, 1999 at the regularly scheduled meeting of the Lucent board of directors, the Lucent board reviewed with Lucent management the merits of expanding Lucent's existing business relationship with INS, including the possibility of a strategic business combination with INS. As a result of such review, the Lucent board authorized Lucent management to pursue discussions with INS further.

     On July 22, 1999, Mr. Peery, William Viqueira, Vice President -- Business Development, and Mr. Bond called Mr. Drew to discuss a possible acquisition.

     On July 23, 1999, Mr. Drew discussed with INS directors Donald McKinney, Lawrence Finch, David Carlick and Vernon Anderson a possible strategic transaction with Lucent. The directors instructed Mr. Drew to pursue further discussions and negotiations with Lucent and to seek advice from INS' financial advisors and legal counsel.

     On July 27, 1999, INS formally retained Morgan Stanley to provide financial advisory services in connection with the merger. On July 28, 1999, representatives of Morgan Stanley conducted business and financial due diligence on Lucent with the following representatives of Lucent: Mr. Bond, Phillip Chin, Manager -- Corporate Strategy & Business Development, Michael Holliday, Corporate Counsel and Jim Lusk, Vice President and Controller.

     On July 29, 30 and 31, 1999, Mr. Drew and representatives of Morgan Stanley continued discussions with Mr. Peery, Mr. Bond, Mr. Edelman, Mr. Viqueira, Ms. Russo and Mr. Chin. They also discussed certain significant terms of a potential strategic business combination, including, among others, the appropriate exchange ratio, certain senior management roles and other integration issues. Throughout this period of time, representatives of Lucent and INS and their financial advisors exchanged and discussed certain business, personnel, legal, accounting and financial information relating to Lucent and INS.

     On August 1, 1999, Ms. Russo spoke with Mr. Drew to discuss certain material terms of the proposed transaction. They determined that $54 per share (with the exchange ratio to be set before signing) was likely to be mutually acceptable, subject to the satisfactory completion of mutual due diligence, agreement on definitive documentation and to the approval of their respective boards of directors. They also agreed to instruct their senior management teams and their advisors to continue their work analyzing the proposed strategic business combination and to exchange drafts of a merger agreement and related documents.

     From August 2 through August 9, 1999, representatives of Lucent and INS, including their financial and legal advisors, conducted more extensive mutual due diligence concerning their respective businesses and operations.

     On August 3, 1999, the INS board of directors held a special meeting. At the meeting, Mr. Drew updated the board on the status of negotiations with Lucent and outlined the material terms of the proposed transaction. INS' legal advisors, Wilson Sonsini Goodrich & Rosati, Professional Corporation, discussed the board's fiduciary duties in considering a strategic business combination and strategic alternatives and discussed the terms of the merger agreement and related documents. In addition, INS' financial advisors, Morgan Stanley, discussed the proposed merger from a financial perspective.

     From August 4 through August 9, 1999, representatives of Lucent and INS, together with their financial and legal advisors, held numerous calls to discuss and negotiate the terms and conditions of the merger agreement, the stock option agreement and the stockholder agreement and various other legal, financial and regulatory issues, including, among other things, the treatment of employee benefit plans, the tax treatment of the proposed transaction and the proper accounting treatment of the proposed transaction.

     On August 6, 1999, the INS board of directors held a special meeting. At the meeting, Mr. Drew updated the board on the status of negotiations with Lucent and management's due diligence review. Mr. Drew also reviewed INS' strategic intent in pursuing the proposed transaction with Lucent. INS' legal advisors further discussed the terms of the merger agreement and related documents. In addition, INS' financial advisors gave a presentation to INS' board of directors on the financial terms of the proposed merger.

     On August 6, 1999, the members of the Lucent board of directors met by telephone conference call to consider the terms of the merger and the definitive agreements and, after deliberation, approved the merger agreement and the stock option agreement with INS and the stockholder agreement with Donald McKinney and his affiliates.

     On August 7, 1999, the INS board of directors held a special meeting. INS' legal advisors updated the board on the status of negotiations regarding the merger agreement and related documents.

     On August 9, 1999, the INS board of directors held a special meeting and senior management and legal and financial advisors of INS reviewed the following:

     - the status of negotiations with Lucent

     - the potential benefits and risks of the transaction with Lucent

     - the principal terms of the merger agreement and related documents.

     INS legal advisors further discussed the terms of the merger agreement and related documents. INS' financial advisors reviewed the strategic rationale for, and financial analyses relating to, the proposed merger. In addition, at the meeting INS' financial advisors provided their opinion that the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the stockholders of INS. Following discussion, the INS board determined that the proposed merger was advisable and approved the merger agreement and stock option agreement and resolved to recommend that INS stockholders adopt the merger agreement.

     The merger agreement, the stock option agreement and the stockholder agreement were signed by the parties on the night of August 9, 1999. On the morning of August 10, 1999, prior to the commencement of trading, Lucent and INS issued a joint press release announcing the execution of the merger agreement.

REASONS FOR THE MERGER AND BOARD OF DIRECTORS RECOMMENDATION

     REASONS FOR THE MERGER. In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by INS stockholders, the INS board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. The following discussion of the factors considered by the INS board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the INS board of directors.

     The INS board of directors considered the following factors as reasons that the merger will be beneficial to INS and its stockholders:

     - the merger should enable INS to accelerate its growth strategy and broaden its international presence while expanding its portfolio of services to offer more comprehensive solutions to new and existing clients worldwide

     - the terms of the proposed merger agreement regarding the right of INS to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreement

     - the expected qualification of the merger as a tax-free reorganization

     - the transaction being accounted for as a pooling of interests, so that no goodwill is expected to be created on the books of the combined company as a result of the transaction

     - detailed financial analysis and pro forma and other information with respect to the companies presented by Morgan Stanley to the INS board of directors, including Morgan Stanley's opinion that the consideration to be received by INS stockholders pursuant to the exchange ratio in the merger is fair to the INS stockholders from a financial point of view.

     In the course of deliberations, the INS board of directors also considered a number of additional factors relevant to the merger, including:

     - historical information concerning INS' and Lucent's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company as filed with the Securities and Exchange Commission

     - the financial condition, results of operations, businesses and prospects of INS and Lucent before and after giving effect to the merger

     - current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of INS and Lucent

     - the consideration to be received by INS stockholders in the merger and the relationship between the market value of the common stock of Lucent to be issued in exchange for each share of common stock of INS and a comparison of comparable merger transactions

     - the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations are reasonable

     - the prospects of INS as an independent company

     - the potential for other third parties to enter into strategic relationships with or to acquire INS

     - the impact of the merger on INS clients and employees

     - reports from INS management and from legal and financial advisors as to the results of their due diligence investigation of Lucent.

     The INS board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including but not limited to:

     - the risk that the potential benefits sought in the merger might not be fully realized

     - the possibility that the merger might not be consummated

     - the effect of the public announcement of the merger on (a) demand for the services of INS, its relationships with strategic partners, its operating results and its stock price and (b) the ability of INS to attract and retain key management, account managers, network engineers and other personnel

     - the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses from the merger

     - the risk that despite the efforts of the combined company, key management and other personnel might not remain employed by the combined company

     - risks associated with fluctuations in Lucent's stock price prior to closing of the merger

     - various other risks.

     The INS board of directors believed that these risks were outweighed by the potential benefits of the merger.

     The foregoing discussion is not exhaustive of all factors considered by INS' board of directors. Each member of INS' board may have considered different factors, and INS' board evaluated these factors as a whole and did not quantify or otherwise assign relative weights to factors considered.

     RECOMMENDATION OF THE INS BOARD OF DIRECTORS. After careful consideration, the INS board of directors has determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, the stockholders of INS and has approved the merger agreement and the merger. The INS board of directors recommends that the stockholders of INS vote "for" the adoption of the merger agreement. All of the INS directors who considered the merger concur in the foregoing determination and recommendation. One then-member of the INS board, Charles Giancarlo, who is an officer of Cisco, did not participate in the deliberations.

OPINION OF MORGAN STANLEY & CO. INCORPORATED

     Under an engagement letter dated July 27, 1999, INS retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. The INS board of directors selected Morgan Stanley to act as INS' financial advisor based on Morgan

Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of INS. At the meeting of the INS board of directors on August 9, 1999, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of August 9, 1999, based upon and subject to the various considerations set forth in the opinion, the 0.8473 exchange ratio pursuant to the merger agreement was fair from a financial point of view to INS stockholders.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED AUGUST 9, 1999 IS ATTACHED AS ANNEX 4 AND SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION. YOU SHOULD READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE INS BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW AS TO HOLDERS OF SHARES OF INS COMMON STOCK AS OF THE DATE OF THE OPINION. IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF INS COMMON STOCK AS TO HOW TO VOTE AT THE INS SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS DOCUMENT, WHILE MATERIALLY COMPLETE, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things

     - reviewed certain publicly available financial statements and other information of INS and Lucent, respectively

     - reviewed certain internal financial statements and other financial and operating data concerning INS and Lucent prepared by the managements of INS and Lucent, respectively

     - discussed the past and current operations and financial condition and the prospects of INS, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of INS

     - discussed the past and current operations and financial condition and the prospects of Lucent, including information relating to certain strategic, financial and operational benefits anticipated from the merger, and certain publicly available securities research analyst projections for Lucent with senior executives of Lucent

     - reviewed the pro forma impact of the merger on the earnings per share of Lucent

     - reviewed the reported prices and trading activity for the INS common stock and the Lucent common stock

     - compared the financial performance of INS and Lucent and the prices and trading activity of the INS common stock and the Lucent common stock with that of certain other comparable publicly-traded companies and their securities

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions

     - reviewed and discussed with the senior managements of INS and Lucent their strategic rationales for the merger

     - participated in discussions and negotiations among representatives of INS and Lucent and their financial and legal advisors

     - reviewed the draft merger agreement and certain related agreements

     - performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and other financial and operating data, and discussions relating to the strategic, financial and operational benefits, including synergies, anticipated from the merger provided by INS and Lucent, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of INS and Lucent. With the consent of INS, Morgan Stanley relied upon the estimates of certain securities research analysts with respect to Lucent. Morgan Stanley relied upon the assessment by the managements of INS and Lucent of their ability to retain key employees of INS and Lucent. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of INS and Lucent of:

     - the strategic and other benefits expected to result from the merger

     - the timing and risks associated with the integration of INS and Lucent

     - the validity of, and risks associated with, INS' and Lucent's existing and future services, products and technologies.

Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of INS and Lucent, nor has Morgan Stanley been furnished with any such appraisals. In addition, Morgan Stanley assumed that the merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles and the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the merger agreement. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     The following is a brief summary of certain of the analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter dated August 9, 1999. Certain of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     COMPARATIVE STOCK PRICE PERFORMANCE. Morgan Stanley reviewed the recent stock price performance of INS and Lucent and compared their performance with that of two groups of companies. The first group, which is referred to as the High Growth IT Services Index, included:

     - Answerthink Consulting Group

     - I-Cube

     - Sapient

     - Scient

     - USWeb/CKS

     - Whittman-Hart

     The second group, which is referred to as collectively, the Large Capitalization Communication Equipment Index, included:

     - Alcatel

     - Cisco

     - Ericsson

     - GEC

     - Nokia

     - Nortel

     - Siemens

     - Tellabs

     Morgan Stanley observed the following, as of August 5, 1999:

                                                 INDEXED PRICE CHANGE (AS OF 8/5/99)
                                                -------------------------------------
                                                   LUCENT        LAST 24     LAST 12
                                                IPO (4/8/96)      MONTHS      MONTHS
                                                -------------    --------    --------
INS...........................................       123%          204%         93%
Lucent........................................       732%          199%         42%
High Growth IT Services Index.................       715%          221%         53%
Large Cap. Communications Equipment Index.....       306%          114%         52%
NASDAQ........................................       132%           58%         43%

     PEER GROUP COMPARISON. Morgan Stanley compared certain financial information of INS and Lucent with publicly available information for the companies comprising the High Growth IT Services Index and Large Capitalization Communication Equipment Index as described above. Based on estimates from securities research analysts, with median values shown except for INS and Lucent and using the closing prices of INS and Lucent common stock on August 5, 1999 of $45.63 and $64.25, respectively, such analysis showed that as of August 5, 1999:

                                                             AGGREGATE       PRICE/EARNINGS
                                         PRICE/EARNINGS    VALUE/REVENUE       TO GROWTH
                                         CALENDAR YEAR     CALENDAR YEAR     CALENDAR YEAR
                                         --------------    --------------    --------------
                                         1999E    2000E    1999E    2000E        2000E
                                         -----    -----    -----    -----    --------------
INS....................................  70.7x    50.7x    7.5x     5.1x          1.1x
Lucent.................................  50.4x    40.8x    5.3x     4.5x          2.0x
High Growth IT Services Index..........  42.7x    30.6x    4.9x     3.3x          0.8x
Large Cap. Communications Equipment
  Index................................  35.0x    30.3x    2.3x     2.2x          1.5x
Transaction (as of 8/5/99).............  84.4x    60.5x    9.2x     6.3x          1.3x

     No company utilized in the peer group comparison analysis is identical to INS or Lucent. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond control of INS and Lucent, such as the impact of competition on the businesses of INS and Lucent and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of INS and Lucent or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

     EXCHANGE RATIO ANALYSIS. Morgan Stanley reviewed the ratios of the closing prices of Lucent common stock divided by the corresponding prices of INS common stock over various periods during the twelve month period ending August 5, 1999. Morgan Stanley examined the premia represented by the exchange ratio over the averages of these daily ratios over various periods:

                                                     PREMIUM/(DISCOUNT)
                                                       TO TRANSACTION
                                                       EXCHANGE RATIO
                                                     ------------------
Last Twelve Months.................................         24%
Last 180 Days......................................         21%
Last 120 Days......................................         26%
Last 90 Days.......................................         31%
Last 60 Days.......................................         34%
Last 30 Days.......................................         38%
Last 20 Days.......................................         34%
Last 10 Days.......................................         28%
Last 5 Days........................................         26%
Market (8/5/99)....................................         19%

     ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS. Morgan Stanley compared the publicly available statistics for 21 selected transactions in the technology consulting and services industry and 52 selected transactions in the data communications and networking industry to the relevant financial statistics for INS based on the value of INS implied by the exchange ratio and the closing share price for INS common stock and Lucent common stock on August 9, 1999. The following table presents the implied values of the last twelve months and next twelve months price to earnings ratio, aggregate value to last twelve months revenue and operating income, the offered price as a premium to the previous trading day and previous month closing share price, as well as the average 30 trading days, average 60 trading days and the average 90 trading days implied exchange ratio premia, compared to the respective multiples and exchange ratio premia implied by the merger on August 9, 1999.

                                                                                              PRICE
                                                                   AGGREGATE VALUE TO    ---------------
                                     LAST             NEXT         LAST TWELVE MONTHS
                                TWELVE MONTHS    TWELVE MONTHS    --------------------   1 MONTH   1 DAY
                                PRICE/EARNINGS   PRICE/EARNINGS   REVENUE   OP. INCOME    PRIOR    PRIOR
                                --------------   --------------   -------   ----------   -------   -----
Technology Consulting and
  Services....................       33.7x           25.7x          1.5x      19.8x        38%      28%
Data Communications...........       56.5x           36.4x          5.3x      37.2x        45%      29%
Transaction (as of 8/9/99)....      104.0x           71.9x         11.5x       7.3x        25%      14%

                                  AVERAGE EXCHANGE RATIO
                                ---------------------------

                                30 DAY    60 DAY    90 DAY
                                AVERAGE   AVERAGE   AVERAGE
                                -------   -------   -------
Technology Consulting and
  Services....................    29%       29%       26%
Data Communications...........    42%       34%       31%
Transaction (as of 8/9/99)....    36%       34%       32%

     DISCOUNTED EQUITY VALUE. Morgan Stanley performed an analysis of the present value per share of the implied value of INS on a standalone basis based on INS' future equity value. Morgan Stanley observed the following, based on a range of earnings per share compounded annual growth estimates ranging from 29% to 52%, for the calendar year 2001 and 37% to 45% for the calendar year 2002:

NEXT TWELVE MONTHS  DISCOUNT    FULLY DILUTED
PRICE TO EARNINGS     RATES      EQUITY VALUE
------------------  ---------  ----------------
    40x - 60x       15% - 20%  $34.02 to $77.11

     Morgan Stanley performed an analysis of the present value per share of the implied value of Lucent on a standalone basis based on Lucent's future equity value. Morgan Stanley observed the following, based on a range of earnings per share compounded annual growth estimates ranging from 14% to 27%, for the calendar year 2001 and 18% to 23% for the calendar year 2002:

NEXT TWELVE MONTHS  DISCOUNT    FULLY DILUTED
PRICE TO EARNINGS     RATES      EQUITY VALUE
------------------  ---------  ----------------
    33x - 50x       15% - 20%  $45.93 to $85.67

     RELATIVE CONTRIBUTION ANALYSIS. Morgan Stanley analyzed the pro forma contribution of INS and Lucent to the combined company assuming consummation of the merger and based on estimates of certain financial metrics such as revenue, gross profit, operating profit and net income from securities research analysts and closing share prices as of August 5, 1999. The analysis showed, among other things, the following:

                                                 % PRO FORMA              IMPLIED
                                                OWNERSHIP BY     --------------------------
                                                -------------    EXCHANGE        PRICE
                                                LUCENT    INS     RATIO      (AS OF 8/5/99)
                                                ------    ---    --------    --------------
LAST TWELVE MONTHS
  Revenue.....................................   99.1%    0.9%    0.401x         $25.74
  Gross Profit................................   98.9%    1.1%    0.471x         $30.28
  Operating Income............................   99.0%    1.0%    0.415x         $26.69
  Net Income..................................   99.1%    0.9%    0.398x         $33.60
PROJECTED CALENDAR YEAR 1999
  Revenue.....................................   99.0%    1.0%    0.449x         $28.85
  Gross Profit................................   98.8%    1.2%    0.530x         $34.05
  Operating Income............................   98.9%    1.1%    0.480x         $30.83
  Net Income..................................   99.0%    1.0%    0.445x         $28.57
PROJECTED CALENDAR YEAR 2000
  Revenue.....................................   98.7%    1.3%    0.550x         $35.33
  Gross Profit................................   98.5%    1.5%    0.651x         $41.85
  Operating Income............................   98.7%    1.3%    0.567x         $36.44
  Net Income..................................   98.8%    1.2%    0.523x         $33.60
TRANSACTION (0.8473 EX. RATIO)................   98.2%    1.8%    0.847x         $54.44

     PRO FORMA MERGER ANALYSIS. Morgan Stanley analyzed the pro forma impact of the merger on the combined company's projected earnings per share for calendar year 1999 and 2000. Such analysis was based on earnings projections by securities research analysts for INS and Lucent. Morgan Stanley observed that the merger would result in earnings per share dilution for Lucent, prior to giving effect to any synergies, of $0.01 for calendar year 1999 and $0.01 for calendar year 2000.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of INS or Lucent. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of INS or Lucent. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

     The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to holders of shares of INS common stock and were conducted in connection with the delivery of the Morgan Stanley opinion to the INS board of directors. The analyses do not purport to be appraisals or to reflect the prices at which INS or Lucent might actually be sold.

     The exchange ratio pursuant to the merger agreement was determined through arm's-length negotiations between INS and Lucent and was approved by the INS board of directors. Morgan Stanley provided advice to INS during such negotiations; however, Morgan Stanley did not recommend any specific exchange ratio to INS or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

     In addition, Morgan Stanley's opinion and presentation to the INS board of directors was one of many factors taken into consideration by INS' board of directors in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the INS board of directors with respect to the exchange ratio or of whether the INS board of directors would have been willing to agree to a different exchange ratio.

     The INS board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financing services for INS and Lucent and financial advisory services for Lucent, and have received fees for the rendering of these services. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity securities of INS, Lucent or any other parties involved in the transaction.

     Under the engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger, and INS agreed to pay Morgan Stanley a customary fee. INS has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, INS has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

INTERESTS OF INS DIRECTORS AND MANAGEMENT IN THE MERGER

     In considering the recommendation of the INS board of directors in favor of the merger, stockholders of INS should be aware that members of the INS board of directors and executive officers of INS have interests in the merger that are different from, or in addition to, the interests of stockholders of INS. Such interests relate to or arise from, among other things,

     - the terms of the merger agreement providing for the continued indemnification of current directors and officers of INS

     - directors and employees with options to acquire INS common stock will have these options converted to options to acquire Lucent common stock pursuant to the merger agreement and a portion of the stock options held by certain executive officers will become fully vested and exercisable as a result of the merger

     - certain executive officers are parties to agreements that provide for severance payments and the full vesting of any unvested options if such executive officer is terminated or resigns for

       "good reason," including a material change in responsibilities, following a corporate transaction such as the merger

     - John L. Drew, President and Chief Executive Officer of INS, will lead Lucent's NetCare unit which designs and sets up data networks, and with which INS will be combined after the merger.

Each of these additional interests are described below, to the extent material, and except as described below these individuals have, to the knowledge of Lucent and INS, no material interest in the merger apart from those of stockholders generally. The INS board of directors was aware of, and considered the interests of, their directors and executive officers in approving the merger agreement and the merger.

     INDEMNIFICATION AND INSURANCE. The merger agreement provides that all rights of indemnification and exculpation from liabilities existing in favor of the current and former directors or officers of INS and its subsidiaries as provided in their respective certificates of incorporation and by-laws and existing indemnification agreements of INS will be assumed by the surviving corporation in the merger, and will continue in full force and effect in accordance with their terms. The merger agreement provides that for six years after the effective time of the merger, Lucent will maintain directors' and officers' liability insurance for acts or omissions occurring prior to the effective time of the merger covering those persons who were, as of the date of the merger agreement, covered by INS' directors' and officers' liability insurance policy, on terms no less favorable than those in effect on the date of the merger agreement. Lucent's obligation to provide this insurance coverage is subject to a cap of 200% of the current annual premium paid by INS for its existing insurance coverage. If Lucent cannot maintain the existing or equivalent insurance coverage without exceeding the 200% cap, Lucent is required to maintain only that amount of insurance coverage which can be obtained by paying an annual premium equal to the 200% cap.

     EMPLOYEE BENEFITS. Lucent has agreed to provide employee benefit plans, programs and arrangements to those individuals who will continue to be employees of INS after the merger that are the same as those made generally available to non-represented employees of Lucent hired after December 31, 1998. These plans, programs and arrangements will be made available as soon as practicable after the merger. From the merger until that time, Lucent has agreed that it will provide the same benefit plans, programs and arrangement of INS that were provided to employees of INS as were in effect as of August 9, 1999. See
"-- Continuation of INS Employee Benefits" on page 32.

     STOCK OPTIONS. Under the merger agreement, at the effective time of the merger, Lucent will assume each stock option plan of INS and all stock options granted under those plans to acquire shares of INS common stock. Each stock option under those plans will be converted into a stock option to acquire Lucent common stock on the same terms and conditions. The number of shares of Lucent common stock to be subject to any option will be equal to the number of shares of INS common stock subject to that INS option multiplied by the 0.8473 exchange ratio and rounded down to the nearest whole share. The exercise price per share of Lucent common stock under any option will be equal to the exercise price per share of INS common stock subject to that INS option divided by the 0.8473 exchange ratio and rounded to the nearest one hundredth of a cent. As soon as practicable following the effective time of the merger, Lucent will prepare and file with the Securities and Exchange Commission an appropriate registration statement registering the shares of Lucent common stock subject to the assumed INS stock options. That registration statement will be kept effective (and the current status of the prospectus or prospectuses required by the SEC shall be maintained) for so long as any assumed INS options remain outstanding. See
"-- Effect on

Awards Outstanding Under INS Stock Plans; Warrants" on page 33. Also, a portion of the stock options held by certain executive officers will become fully vested as a result of the merger.

     CHANGE IN CONTROL AGREEMENTS. INS has entered into change in control agreements with Donald K. McKinney, its Chairman of the Board, John L. Drew, its President and Chief Executive Officer and Director, and Kevin J. Laughlin, its Vice President -- Finance, Chief Financial Officer and Secretary. Pursuant to these agreements, a portion of each officer's unvested options will become fully vested as a result of the merger. In addition, if the employment of any officer is terminated within one year of the merger other than for cause, or if the officer resigns other than for good reason, which is defined to include, among other things, a material reduction in responsibilities or a reduction in compensation, the officer will become entitled to

     - an amount equal to 100% of his annual salary plus incentive compensation

     - continued health benefits for twelve months

     - have all remaining stock options become fully vested.

     NON-COMPETITION AND NON-DISCLOSURE AGREEMENT. In order to induce Lucent to enter into the merger, Mr. Drew has agreed that for one year after the merger, he will not, directly or indirectly, become employed by, or render any services to any company or any division of any company engaged primarily or in substantial part in the business of providing professional services in the area of communications networking, planning, design, integration, operations, and/or optimization in specified counties in California and anywhere in the world where Lucent's professional services group does business. Mr. Drew has also agreed not to directly or indirectly induce any employee of Lucent to terminate his or her employment. Lucent has agreed that, in the event Mr. Drew's employment is terminated other than for cause or he otherwise ceases to be employed by INS or Lucent, it will pay Mr. Drew, at his option, the benefits to which he is entitled under the change of control agreement referenced above or an amount in cash equal to 150% of the portion of his annual base salary payable from such time to the first anniversary of the merger.

ACCOUNTING TREATMENT

     Completion of the merger is conditioned upon its being accounted for on a pooling of interests accounting basis and the receipt by each of Lucent and INS of letters from PricewaterhouseCoopers LLP regarding such firm's concurrence with Lucent and INS managements' conclusions that pooling of interests accounting is appropriate for the merger under Accounting Principles Board Opinion No. 16 if completed in accordance with the merger agreement. See "The Merger Agreement, Stock Option Agreement and Stockholder Agreement -- The Merger Agreement -- Conditions to the Completion of the Merger" and "-- Termination." Under this accounting method, the historical financial statements of Lucent and INS will be combined for all historical periods as if they had always been merged and, as of the effective time of the merger, the historical assets and liabilities of INS will be combined with those of Lucent at their recorded book values.

FORM OF THE MERGER

     Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Intrepid Merger Inc., a wholly owned subsidiary of Lucent and a party to the merger agreement, will merge with and into INS. INS will survive the merger as a wholly owned Delaware subsidiary of Lucent, and will continue under the name "International Network Services."

MERGER CONSIDERATION

     At the effective time of the merger, each outstanding share of INS common stock will be converted into the right to receive 0.8473 shares of Lucent common stock, except that treasury stock and stock held by Lucent and Intrepid Merger Inc. will be canceled. Stockholders will receive cash for any fractional shares which they would otherwise receive in the merger. As of the effective time of the merger, all shares of INS common stock and cash for any fractional shares will no longer be outstanding and will automatically be canceled and will cease to exist and each holder of a certificate representing any shares of INS common stock will cease to have any rights as a stockholder except the right to receive Lucent common stock in the merger. The exchange ratio of 0.8473 was determined through arm's-length negotiations between Lucent and INS.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of INS common stock into the right to receive Lucent common stock will occur automatically at the effective time of the merger. As soon as practicable after the effective time of the merger, The Bank of New York, the exchange agent, will send a transmittal letter to each former INS stockholder. The transmittal letter will contain instructions for obtaining shares of Lucent common stock in exchange for shares of INS common stock. PLEASE DO NOT SEND STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     After the effective time of the merger, each certificate that previously represented shares of INS common stock will represent only the right to receive the Lucent common stock into which such shares were converted in the merger and the right to receive cash for any fractional shares of Lucent common stock as described below.

     Until holders of certificates previously representing INS common stock have surrendered those certificates to the exchange agent for exchange, holders will not receive dividends or distributions on the Lucent common stock into which such shares have been converted with a record date after the effective time of the merger, and will not receive cash for any fractional shares of Lucent common stock. When holders surrender such certificates, they will receive any unpaid dividends and any cash for fractional shares of Lucent common stock without interest.

     In the event of a transfer of ownership of INS common stock which is not registered in the records of INS' transfer agent, a certificate representing the proper number of shares of Lucent common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered if:

     - such certificate is properly endorsed or otherwise is in proper form for transfer

     - the person requesting such issuance will (1) pay any transfer or other taxes resulting from the issuance of shares of Lucent common stock to a person other than the registered holder of such certificate or (2) establish to Lucent that such tax has been paid or is not applicable.

     All shares of Lucent common stock issued upon conversion of shares of INS common stock, including any cash paid instead of any fractional shares of Lucent common stock, will be issued in full satisfaction of all rights relating to such shares of INS common stock. Lucent will remain obligated, however, to pay any dividends or make any other distributions declared or made by INS with a record date prior to the effective time of the merger and which remain unpaid at the effective time of the merger.

     No fractional shares of Lucent common stock will be issued to any INS stockholder upon surrender of certificates previously representing INS common stock. Promptly after the effective time of the merger, the exchange agent will determine the excess of (1) the number of whole shares of Lucent common stock delivered to the exchange agent by Lucent over (2) the aggregate number of whole shares of Lucent common stock to be distributed to former holders of INS common stock. The exchange agent will sell such excess shares on the New York Stock Exchange and will hold the proceeds in trust for the former holders of INS common stock. The exchange agent shall determine the portion of such proceeds to which each former holder of INS common stock is entitled, if any, by multiplying
(1) the amount of aggregate net proceeds held in trust by (2) a fraction, the numerator of which is the amount of the fractional share interest to which such holder would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all former holders of INS common stock are entitled.

     As an alternative to the issuance and sale of excess shares described above, Lucent may elect to pay each such stockholder an amount in cash equal to the product obtained by multiplying (1) the fractional share interest to which such holder would otherwise be entitled by (2) the closing price for a share of Lucent common stock on the New York Stock Exchange Composite Transaction Tape on the date on which the merger is completed.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of the certificate of merger with the Delaware Secretary of State or such later time as is agreed upon by Lucent and INS and specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable, but no later than the second business day, after satisfaction or waiver of the conditions to the completion of the merger described in the merger agreement unless another date is agreed to in writing by Lucent and INS.

STOCK EXCHANGE LISTING OF LUCENT COMMON STOCK

     It is a condition to the completion of the merger that Lucent common stock issuable to INS stockholders in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF INS COMMON STOCK

     If the merger is completed, INS common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material United States federal tax consequences of the merger to holders of INS common stock. The discussion does not address all aspects of United States federal taxation that may be relevant to you, and it may not be applicable to INS stockholders who, for United States federal income tax purposes, are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates, who acquired their INS common stock pursuant to the exercise of INS stock options or otherwise as compensation, or who are otherwise subject to special tax rules.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO YOU.

     This discussion is based on the Internal Revenue Code of 1986, as amended, regulations thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to you as discussed in this proxy statement-prospectus. This discussion assumes that you hold your INS common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code.

     No ruling has been or will be obtained from the Internal Revenue Service in connection with the Merger. Opinions of counsel referred to in this document are not binding on the Internal Revenue Service or the courts.

     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, the following will be the material federal income tax consequences of the merger:

1. You will recognize no gain or loss if you receive solely Lucent common stock in exchange for shares of INS common stock you hold, except with respect to cash received instead of fractional shares of Lucent common stock.

2. The aggregate adjusted tax basis of the shares of Lucent common stock you receive in the merger (including any fractional share of Lucent common stock deemed to be received by you, as described in paragraph 4, below), will be equal to the aggregate adjusted tax basis of the shares of INS common stock surrendered by you for the shares of Lucent common stock.

3. The holding period of the shares of Lucent common stock you receive in the merger (including any fractional share of Lucent common stock deemed to be received by you, as described in paragraph 4, below), will include the holding period of the shares of INS common stock you exchange for the shares of Lucent common stock.

4. If you receive cash in the merger instead of a fractional share of Lucent common stock, then you will be treated as if you received the fractional share in the merger and then Lucent redeemed the fractional share in exchange for the cash. You will generally be required to recognize gain or loss equal to the difference between the amount of cash received and the portion of your adjusted tax basis in the shares of Lucent common stock allocable to the fractional share.

5. Neither Lucent, Intrepid Merger Inc., nor INS will recognize material amounts of gain solely as a result of the Merger.

     THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF YOUR STATUS AND ATTRIBUTES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO YOU. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL AND OTHER TAX LAWS.

REGULATORY MATTERS

     UNITED STATES ANTITRUST. Under the Hart-Scott-Rodino Act and related rules, certain transactions, including the merger, may not be completed unless certain waiting period requirements have been satisfied. On August 20, 1999, Lucent and INS each filed a Notification and Report

Form with the Antitrust Division of the Department of Justice and the Federal Trade Commission, and expect the waiting period to expire on September 19, 1999, unless earlier terminated, or extended by a "second request" for additional information and materials by the Antitrust Division or the FTC. At any time before or after the effective time of the merger, the Antitrust Division, the Federal Trade Commission or others could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of substantial assets of Lucent or INS. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

     OTHER FILINGS AND APPROVALS. The merger is also subject to German merger control regulations, which require that a notification be filed with and approval of the transaction be granted by the German Federal Cartel Office. Lucent and INS submitted the necessary notification on September 13, 1999. Lucent and INS expect the waiting period to expire on October 13, 1999, unless terminated earlier.

     Lucent and INS do not currently expect that other filings or approvals will be required in other jurisdictions in connection with the merger. However, if any such filings or approvals become necessary, Lucent and INS intend take all necessary actions to comply with such filing requirements or obtain such approvals.

     GENERAL. It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the merger, various regulatory concessions. There can be no assurance that:

     - Lucent or INS will be able to satisfy or comply with such conditions

     - compliance or non-compliance will not have adverse consequences for Lucent after completion of the merger

     - the required regulatory approvals will be obtained within the time frame contemplated by Lucent and INS and referred to in this proxy statement/prospectus or on terms that will be satisfactory to Lucent and INS.

See "The Merger Agreement, Stock Option Agreement and Stockholder
Agreement -- The Merger Agreement -- Conditions to the Completion of the
Merger."

APPRAISAL RIGHTS

     Under Delaware corporate law, holders of INS common stock are not entitled to appraisal rights in connection with the merger because, on the record date, INS common stock was designated and quoted for trading on The Nasdaq National Market and will be converted into shares of Lucent common stock, which at the effective time of the merger will be listed on the New York Stock Exchange.

CONTINUATION OF INS EMPLOYEE BENEFITS

     Lucent has agreed to provide employee benefit plans, programs and arrangements to employees of INS that are the same as those made generally available to similarly situated non-represented employees of Lucent hired after December 31, 1998. These plans, programs and arrangements will be made available as soon as practicable after the merger. From the merger until that time, Lucent has agreed that it will provide the same benefit plans, programs and arrangements of INS that were provided to employees of INS as were in effect on August 9, 1999.

     Lucent has agreed that:

     - continuing employees of INS will be credited with their service to INS and its affiliates for purposes of participation, vesting and entitlement to benefits in Lucent's employee benefits plans, programs or arrangements in which they subsequently participate after the effective time of the merger, but not for retirement benefits under Lucent's defined benefit plans or subsidies under Lucent's retiree health plans

     - it will waive pre-existing condition limitations to any employee benefits plans, programs or arrangements maintained by Lucent

     - continuing employees will be given credit for amounts paid under a corresponding benefit plan during the plan year in which the merger occurs for purposes of applying deductibles, copayments and out-of-pocket maximums as though those amounts had been paid in accordance with the terms and conditions of employee benefits plans, programs or arrangements maintained by Lucent.

EFFECT ON AWARDS OUTSTANDING UNDER INS STOCK PLANS; WARRANTS

     Under the merger agreement, at the effective time of the merger, Lucent will assume each stock option plan of INS. Each option to acquire shares of INS common stock under such plans will be converted into an option to acquire Lucent common stock on the same terms and conditions. The number of shares of Lucent common stock to be subject to any such option will be equal to the number of shares of INS common stock subject to such INS option multiplied by the 0.8473 exchange ratio and rounded down to the nearest whole share. The exercise price per share of Lucent common stock under any such option will be equal to the exercise price per share for the shares of INS common stock subject to such INS option divided by the 0.8473 exchange ratio, rounded to the nearest one hundredth of a cent. As of September 1, 1999, the number of shares of INS common stock reserved for issuance pursuant to outstanding stock options under such plans was approximately 18.7 million.

     Except as provided above under "Interests of INS Directors and Management in the Merger-Change in Control Agreements," the terms of the options to acquire shares of Lucent common stock will be the same as the terms of the options to acquire shares of INS common stock. In addition, INS has agreed to amend its employee stock purchase plan to terminate the current offering period approximately five business days before the effective date of the merger. No further offering periods will be started after that time and INS employees will become eligible to participate in Lucent's employee stock purchase plan within one month after the effective date of the merger.

     The outstanding warrant to purchase INS common stock will, at the effective time of the merger, be converted into the right to receive the number of shares of Lucent common stock, rounded down to the nearest whole share, equal to the number of shares of INS common stock subject to such warrant immediately prior to the effective time of the merger multiplied by the 0.8473 exchange ratio. The exercise price per share of Lucent common stock under the warrant will be divided by the 0.8473 exchange ratio.

RESALE OF LUCENT COMMON STOCK

     Lucent common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any INS stockholder who may be deemed to be an "affiliate" of INS or Lucent for purposes of Rule 145 under the Securities Act or for purposes of qualifying the merger for pooling of interests accounting treatment. It is expected that each such affiliate will agree not to transfer any Lucent common stock received in the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act and will make no disposition of any Lucent common stock received in connection with the merger unless, in the opinion of counsel to Lucent, the transaction will not have any adverse consequences for Lucent with respect to the treatment of the merger for tax purposes. In addition, it is expected that each such affiliate will agree not to make any such disposition within 30 days prior to the effective time of the merger, and, until after such time as financial results covering at least 30 days of combined operations of Lucent and INS after the merger have been published. The merger agreement requires INS to use reasonable efforts to cause its affiliates to enter into such agreements, and Lucent has agreed to use reasonable efforts to cause its affiliates to comply with the transfer restrictions referred to in the preceding sentence. This proxy statement/prospectus does not cover resales of Lucent common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

                  THE MERGER AGREEMENT, STOCK OPTION AGREEMENT
                           AND STOCKHOLDER AGREEMENT

     The following description summarizes the material provisions of the merger agreement, the stock option agreement and the stockholder agreement. Stockholders should read carefully the merger agreement, the stock option agreement and the stockholder agreement, which are attached as Annexes 1, 2 and 3 to this proxy statement/prospectus.

THE MERGER AGREEMENT

     CONDITIONS TO THE COMPLETION OF THE MERGER. Each party's obligation to effect the merger is subject to the satisfaction or waiver of various conditions which include, in addition to other customary closing conditions, the following:

     - holders of a majority of the voting power of all outstanding shares of INS common stock having adopted the merger agreement

     - the waiting period applicable to the merger under the Hart-Scott-Rodino Act having expired or been terminated

     - no judgment, order, statute, law or regulation entered, enacted, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition being in effect, and no suit, action or proceeding by any governmental entity being pending that (1) would prevent the completion of the merger, (2) would limit or prohibit Lucent or INS from owning or operating any material part of their respective businesses or compel either of them to dispose of or hold separate any material part of their businesses as a result of the merger or (3) otherwise would be reasonably likely to have a material adverse effect, as described below, on Lucent or INS; provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such legal restraint or prohibition and to appeal as promptly as possible any such legal restraint or prohibition that may be entered

     - the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order

     - the shares of Lucent common stock issuable to INS stockholders in the merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance

     - the representations and warranties of the other party set forth in the merger agreement being true and correct as of the date of the merger agreement and as of the date on which the merger is to be completed as though made on and as of the date on which the merger is to be completed, or, if such representations and warranties expressly relate to an earlier date, then as of such date, except where the failure of such representations and warranties to be so true and correct, without giving effect to any included limitation as to "materially" or "material adverse effect," does not have, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on such other party

     - the other party to the merger agreement having performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the date on which the merger is to be completed

     - INS having received from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to INS, and Lucent having received from Cravath, Swaine & Moore, counsel to

       Lucent, on the date on which the registration statement is declared effective by the Securities and Exchange Commission and on the date on which the merger is to be completed, an opinion in each case dated as of such respective date and stating that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The issuance of such opinions will be conditioned upon the receipt by such tax counsel of customary representation letters from each of INS, Intrepid Merger Inc. and Lucent, in each case, in form and substance reasonably satisfactory to such tax counsel.

     Lucent's obligation to effect the merger is subject to Lucent and INS each having received letters dated as of the date on which the merger is to be completed from PricewaterhouseCoopers LLP regarding such firm's concurrence with Lucent management's and INS management's conclusions that pooling of interests accounting is appropriate for the merger under Accounting Principles Board Opinion No. 16 if completed in accordance with the merger agreement.

     The merger agreement provides that a "material adverse change" or "material adverse effect" means, when used in connection with INS or Lucent, any change, effect, event, occurrence, condition or development or state of facts that is materially adverse to the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, condition, development or state of facts:

     - relating to the economy or securities markets in general

     - relating to the industries in which such party operates in general

     - arising as a result of the merger agreement or the transactions contemplated by the merger agreement or the announcement or pendency of the merger agreement, including actions by customers or competitors, loss of personnel, customers, resellers or referrals or the delay or cancelation of orders for services and products and, in the case of INS, any failure to meet any revenue or earnings predictions or expectations to the extent resulting from the foregoing

     - in the case of INS, litigation brought or threatened against INS or any member of the INS board of directors concerning the merger agreement.

     INS can provide no assurance that all of the conditions precedent to the merger will be satisfied or waived by the party permitted to do so. INS cannot at this point determine whether it would resolicit proxies in the event that it decides to waive any of the items listed above. This decision would depend upon the facts and circumstances leading to INS' decision to complete the merger and whether INS believes there has been a material change in the terms of the merger and its effect on INS stockholders. In making its determination, INS would consider, among other factors, the reasons for the waiver, the effect of the waiver on the terms of the merger, whether the requirement being waived was necessary in order to make the deal fair to the stockholders from a financial point of view, the availability of alternative transactions and the prospects of INS as an independent entity. If INS determines that a waiver of a condition would materially change the terms of the merger, including the expected qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, it will resolicit proxies.

     NO SOLICITATION. The merger agreement provides that INS will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person:

     - solicit, initiate or encourage, including by way of furnishing information, or take any other action to facilitate, any inquiries or the making of any proposal that is or may reasonably be expected to lead to a takeover proposal, as described below

     - participate in any discussions or negotiations regarding any takeover proposal;

provided, however, that if, at any time prior to the date of the special meeting, the INS board of directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to INS stockholders under applicable law, INS may, in response to a superior proposal, as described below, which was not solicited by it, subject to providing prior oral and written notice of its decision to do so to
Lucent:

     - furnish under a customary confidentiality agreement information about INS and its subsidiaries to any person making a superior proposal

     - participate in negotiations regarding such superior proposal.

     The merger agreement provides that:

     - the term "takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of INS and its subsidiaries, taken as a whole, or 15% or more of any class or series of equity securities of INS or any of its subsidiaries, any tender offer or exchange offer that if completed would result in any person beneficially owning 15% or more of any class or series of equity securities of INS or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving INS or any of its subsidiaries

     - the term "superior proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of INS common stock or all or substantially all the assets of INS, on terms that the INS board of directors determines in its good faith judgment, based on the advice of a financial advisor of nationally recognized reputation, to be more favorable to INS' stockholders than the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the INS board of directors, is reasonably capable of being obtained.

     Except as expressly permitted by the merger agreement, neither the INS board of directors nor any committee of the board will:

     - withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Lucent, the approval or recommendation by the INS board of directors or such committee of the merger or the merger agreement

     - approve or recommend, or propose publicly to approve or recommend, any takeover proposal

     - approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar agreement related to any takeover proposal, other than any such agreement entered into concurrently with a termination as described in the next sentence in order to facilitate such action.

Notwithstanding the foregoing, in response to a superior proposal received prior to the special meeting which was not solicited by INS and which did not otherwise result from a breach of the provisions of the merger agreement described above, the INS board of directors may terminate the merger agreement, but only at a time that is after the tenth business day following Lucent's receipt of written notice advising Lucent that the INS board of directors is prepared to accept a superior proposal. INS must pay a fee in the amount of $110 million to Lucent upon such termination. See "-- Termination" and "-- Termination Fees."

     TERMINATION. The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by the stockholders of INS:

        1. by mutual written consent of Lucent, Intrepid Merger Inc. and INS

        2. by Lucent or INS, if the merger has not been completed by April 30, 2000;

     provided, however, that this right to terminate the merger agreement will not be available to a party whose failure to perform any of its obligations under the merger agreement has resulted in the failure of the merger to be completed by that date

        3. by Lucent or INS, if the INS stockholders have not adopted the merger agreement at an INS stockholders' meeting

        4. by Lucent or INS, if any legal restraint or prohibition is in effect and has become final and nonappealable (1) preventing the completion of the merger, (2) which would limit or prohibit Lucent or INS from owning or operating any material part of their respective businesses or compel either of them to dispose of or hold separate any material part of their businesses as a result of the merger or (3) which otherwise is reasonably likely to have a material adverse effect on INS or Lucent;

     provided that the party seeking to exercise this right to terminate the merger agreement has used reasonable efforts to prevent the entry of and to remove such legal restraint or prohibition

        5. by Lucent or INS, if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would give rise to the failure of a condition to the merger and cannot be cured within 30 calendar days after written notice

        6. by INS, at any time prior to the date of the special meeting, in response to a superior proposal which was not solicited by INS and which did not otherwise result from a breach of the provisions of the merger agreement described above under "-- No Solicitation," if INS has complied with certain notice requirements and paid the termination fee

        7. by Lucent, if INS or any of its directors or officers has taken any of the actions that would be prohibited by the covenant described in "-- No Solicitation" above.

     TERMINATION FEES.  If the merger agreement is terminated:

        1. by Lucent or INS as described above in the second or third paragraph under "-- Termination" at a time when a takeover proposal has been made directly to INS or its stockholders generally or has otherwise become publicly known or any person has publicly announced an intention to make a takeover proposal

        2. by INS as described above in the sixth paragraph under "-- Termination"

        3. by Lucent as described above in the seventh paragraph under "-- Termination,"
then INS must pay Lucent a $110 million termination fee; provided, however, that, no termination fee will be payable under the first and third clauses of this section unless INS enters into an agreement concerning, or completes, a takeover proposal involving at least 35% of the stock or assets of INS within 15 months of termination of the merger agreement.

     The merger agreement further provides that if INS fails to pay any termination fee due, INS must pay the costs and expenses in connection with any action taken to collect payment, together with interest on the amount of the termination fee.

     CONDUCT OF BUSINESS PENDING THE MERGER. Under the merger agreement, INS has agreed that, prior to the effective time of the merger, it will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with applicable laws and regulations and will use commercially reasonable efforts to preserve intact their current business organizations, to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them. In addition, INS has agreed that, among other things and subject to certain exceptions, neither it nor any of its subsidiaries may:

     - declare, set aside or pay any dividends or other distributions on any of its capital stock, other than certain dividends and distributions by a wholly owned subsidiary, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock, or purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of INS or its subsidiaries or any other of its securities or any rights, warrants or options to acquire any such securities, except for (1) pursuant to existing stock repurchase rights in accordance with INS' stock option plans, (2) a claim against the escrow fund established in connection with INS' acquisition of VitalSigns or (3) a dividend consisting of rights in connection with the implementation of the rights plan by INS

     - issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such securities, other than (1) the issuance of rights to INS stockholders pursuant to the INS rights plan, (2) certain issuances under INS' stock option plans, (3) issuances of common stock under options (either existing on the date of the merger agreement or issued pursuant to clause (2)) or the existing warrant or pursuant to the exercise of rights under the INS rights plan or (4) under INS' employee stock purchase plan in accordance with its terms

     - amend the certificate of incorporation of INS, the by-laws of INS or other comparable organizational documents

     - acquire or agree to acquire by merging or consolidating with, or by purchasing assets of, any business or any person

     - sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice

     - incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of INS or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and except for intercompany indebtedness between INS and any of its subsidiaries or between such subsidiaries

     - make any loans, advances or capital contributions to, or investments in, any other person, except for employee loans or employee advances made in the ordinary course of business consistent with past practice

     - make or agree to make any new capital expenditures which, individually, are in excess of $1 million or, in the aggregate, are in excess of $5 million

     - make any tax election that is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of INS or settle or compromise any material income tax liability

     - pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements of INS included in the documents filed by INS with the Securities and Exchange Commission or incurred since the date of such financial statements, or waive the benefits of, or agree to modify in any manner, terminate, release any person from or fail to enforce any confidentiality, standstill or similar agreement to which INS or any of its subsidiaries is a party or a beneficiary

     - except as required by law or contemplated in the merger agreement and except for labor agreements negotiated in the ordinary course, enter into, adopt or amend in any material respect or terminate any benefit plan or any other agreement, plan or policy involving INS or its subsidiaries, and one or more of its directors, officers or employees, or change any actuarial or other assumption used to calculate funding obligations for any pension plan, or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined

     - except for normal increases in the ordinary course of business consistent with past practice or as contemplated in the merger agreement or by the terms of any employment agreement the existence of which does not violate the merger agreement, increase the cash compensation of any director, officer or other employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of the merger agreement to any such person

     - transfer or license to any person or entity or otherwise extend, amend or modify any rights to the intellectual property rights of INS and its subsidiaries other than in the ordinary course of business consistent with past practices; provided that in no event shall INS license on an exclusive basis or sell any intellectual property rights of INS and its subsidiaries

     - enter into or amend any agreements under which any person is granted exclusive marketing, manufacturing or other rights concerning any INS product, process or technology

     - take any action that would cause the representations and warranties of INS to become untrue in a way that is reasonably likely to have a material adverse effect on INS or result in any other condition to the merger not being satisfied.

     AMENDMENT; EXTENSION AND WAIVER.  Subject to applicable law:

     - the merger agreement may be amended by the parties in writing at any time, except that after the merger agreement has been adopted by the stockholders of INS, no amendment may be entered into which requires further approval by INS stockholders unless such further approval is obtained

     - at any time prior to the effective time of the merger, a party may, by written instrument signed on behalf of such party, extend the time for performance of the obligations of any other party to the merger agreement, waive inaccuracies in representations and warranties of any other party contained in the merger agreement or in any related document and except as provided in the merger agreement, waive compliance by any other party with any agreements or conditions in the merger agreement.

     Under Section 251(d) of the Delaware General Corporation Law, no amendment to the merger agreement made after the adoption of the merger agreement by the stockholders of INS may, without further stockholder approval, alter or change the amount or kind of shares, securities, cash, property and/or rights to be received by INS stockholders in the merger, or alter or change any terms and conditions of the merger agreement if such alteration or change would adversely affect the holders of any class or series of stock of INS.

     EXPENSES. Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement, the stock option agreement and the stockholder agreement will be paid by the party incurring such fees or expenses, except as otherwise provided in the merger agreement, the stock option agreement and the stockholder agreement and except that Lucent and INS will share equally the expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus and the registration statement of which it is a part and the filing fees for the premerger notification and report forms under the Hart-Scott-Rodino Act. Lucent will file any return and will pay any state or local taxes, if any, resulting from the transfer of the beneficial ownership of INS' real property as a result of the merger, other than any such taxes that are solely the obligation of a stockholder of INS, in which case INS shall pay any such taxes.

     REPRESENTATIONS AND WARRANTIES. The merger agreement contains customary representations and warranties relating to, among other things:

     - corporate organization and similar corporate matters of each of Lucent and INS

     - subsidiaries of INS

     - the capital structure of each of Lucent and INS

     - authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities relating to, the merger agreement and related matters of each of Lucent and INS

     - documents filed by each of Lucent and INS with the Securities and Exchange Commission, the accuracy of information contained in such documents and the absence of undisclosed liabilities of each of Lucent and INS

     - the accuracy of information supplied by each of Lucent and INS in connection with this proxy statement/prospectus and the registration statement of which it is a part

     - absence of material changes or events concerning each of Lucent and INS

     - compliance with applicable laws by INS

     - absence of changes in benefit plans of INS

     - matters relating to the Employee Retirement Income Security Act for INS

     - filing of tax returns and payment of taxes by INS

     - required stockholder vote of INS and no required stockholder vote of Lucent

     - satisfaction of certain state takeover statutes' requirements by INS

     - the absence of actions by INS that would prevent using the "pooling of interests" method to account for the merger

     - engagement and payment of fees of brokers, investment bankers, finders and financial advisors by INS

     - receipt of fairness opinion by INS from its financial advisor

     - intellectual property and year 2000 matters of INS

     - outstanding and pending material litigation of each of Lucent and INS

     - certain contracts of INS

     - title to properties for INS

     - the authorization of a customary rights plan by the INS board of directors

     - interim operations of Intrepid Merger Inc.

     AMENDMENTS TO THE INS CERTIFICATE OF INCORPORATION. As of the effective time of the merger, the INS certificate of incorporation will be amended to provide that the total number of shares of all classes of stock which the corporation shall have authority to issue is 1,000 shares of common stock, par value $1.00 per share, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the surviving corporation until changed or amended. For a summary of certain provisions of the INS certificate of incorporation and the associated rights of INS stockholders, see "Comparison of Rights of Common Stockholders of Lucent and INS."

     AMENDMENTS TO THE INS BY-LAWS. The merger agreement provides that the by-laws of Intrepid Merger Inc., as in effect immediately prior to the effective time of the merger, will be the by-laws of the surviving corporation following the merger until changed or amended. For a summary of certain provisions of the INS by-laws and the associated rights of INS stockholders, see "Comparison of Rights of Common Stockholders of Lucent and INS."

THE STOCK OPTION AGREEMENT

     GENERAL. Immediately following the execution and delivery of the merger agreement, Lucent and INS entered into a stock option agreement under which INS granted Lucent an option to purchase up to 11,407,457 shares of INS common stock, or such number of shares of INS common stock as represents 19.9% of the then-outstanding shares of INS common stock, at a price per share of $53.91.

     EXERCISE OF THE OPTION. Except as described below, the option is exercisable at any time after the occurrence of any event unconditionally entitling Lucent to receive the termination fee under the merger agreement. The right to purchase shares under the stock option agreement will expire upon the earliest to occur of:

     - the effective time of the merger

     - 15 months after the first occurrence of any event unconditionally entitling Lucent to receive the termination fee

     - termination of the merger agreement prior to the occurrence of any event unconditionally entitling Lucent to receive the termination fee, unless Lucent has the right to receive a termination fee following such termination upon the occurrence of certain events, in which case the option will not terminate until the later of (1) 15 business days following the time such termination fee becomes unconditionally payable and (2) the expiration of the period during which Lucent has such right to receive a termination fee.

Any purchase of shares upon the exercise of the option is subject to compliance with the Hart-Scott-Rodino Act and the obtaining or making of any governmental or regulatory consents, approvals, orders, notifications, filings or authorizations, the failure of which to have obtained or made would make the issuance of shares subject to the option illegal. In the event that exercise of the entire option is prohibited because any such governmental or regulatory action has not yet been obtained or made at the time the option is exercisable, the option may be exercised for up to the maximum amount of shares that may be then acquired without such governmental or regulatory action. If Lucent receives official notice that such governmental or regulatory action will not be issued or granted or it is not granted within six months after a partial exercise in accordance with the preceding sentence, then Lucent may exercise its right to receive cash for any remaining shares subject to the option.

     ADJUSTMENTS TO NUMBER AND TYPE OF SHARES. The number and type of securities subject to the option and the purchase price will be adjusted for any change in INS common stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, such that Lucent will receive, upon exercise of the option, the number and type of securities that Lucent would have received if the option had been exercised immediately prior to the occurrence of such event, or the record date of such event. The number of shares of INS common stock subject to the option will also be adjusted in the event the number of shares of INS common stock increases or decreases, other than pursuant to a transaction described in the previous sentence, such that the number of shares of INS common stock subject to the option represents 19.9% of the shares of INS common stock then outstanding, without giving effect to shares subject to or issued under the option.

     If INS agrees to consolidate with or merge into any person other than Lucent or one of its subsidiaries, to permit any person other than Lucent or one of its subsidiaries to merge into INS, or to sell or otherwise transfer all or substantially all of its assets to any person other than Lucent or one of its subsidiaries, then such agreement will provide that the option will, upon the completion of such transaction, be converted into or exchanged for an option to acquire the number and class of shares or other securities or property Lucent would have received for INS common stock if the option had been exercised immediately prior to such consolidation, merger, sale or transfer, or the record date of such event.

     CASH PAYMENT FOR THE OPTION. Instead of purchasing shares of INS common stock under the option, Lucent may exercise its right to have INS pay to Lucent an amount per share of INS common stock equal to the number of shares of INS common stock subject to the option multiplied by the difference between:

     - the average closing price on The Nasdaq National Market of shares of INS common stock for the 10 trading days commencing on the 12th trading day immediately preceding the option closing date and

     - the exercise price of the option.

     In addition, the stock option agreement provides that in no event will Lucent's total profit from the option plus any termination fee paid to Lucent exceed $150 million in the aggregate and, if Lucent's total profit from the option would otherwise exceed such amount, Lucent is required to:

     - reduce the number of shares of INS common stock subject to the option

     - deliver to INS for cancelation shares of INS common stock previously purchased by Lucent

     - pay cash to INS or

     - engage in any combination of the foregoing, so that Lucent's total profit from the option plus the termination fee so paid to Lucent does not exceed $150 million after taking into account the foregoing actions.

     REGISTRATION RIGHTS AND LISTING. Lucent has certain rights to require registration by INS of any shares purchased under the option under the securities laws if necessary for Lucent to be able to sell such shares and to require the listing of such shares on The Nasdaq National Market or another national securities exchange.

     ASSIGNABILITY. The stock option agreement may not be assigned or delegated by Lucent or INS without the prior written consent of the other. The shares subject to the option may not be sold, assigned, transferred or otherwise disposed of except in an underwritten public offering or to a purchaser or transferee who would not, immediately after such sale, assignment, transfer or disposal, beneficially own more than 5.0% of the outstanding voting power of INS; provided, however, that Lucent shall be permitted to sell any such shares if the sale is made in connection with a tender or exchange offer that has been approved or recommended by a majority of the INS board of directors.

     EFFECT OF STOCK OPTION AGREEMENT. The stock option agreement is intended to increase the likelihood that the merger will be completed on the terms set forth in the merger agreement. Consequently, certain aspects of the stock option agreement may discourage persons who might now or prior to the effective time of the merger be interested in acquiring all of or a significant interest in INS from considering or proposing such an acquisition, even if such persons were prepared to offer higher consideration per share for INS common stock than that implicit in the 0.8473 exchange ratio or a higher price per share for INS common stock than the market price.

THE STOCKHOLDER AGREEMENT

     GENERAL. Immediately prior to the execution and delivery of the merger agreement, Lucent and Donald K. McKinney, on behalf of himself and certain affiliated entities, entered into the stockholder agreement. Mr. McKinney and such affiliated entities hold approximately 27% of issued and outstanding INS common stock as of the record date.

     VOTING. The stockholders signing the stockholder agreement agreed, among other things, to vote their shares of INS common stock in favor of the adoption of the merger agreement at every meeting of INS stockholders at which such matters are considered and at every adjournment thereof. The stockholders signing the agreement also agreed not to grant any proxy or power of attorney with respect to any of their INS shares with respect to such matters other than to certain officers of Lucent or any other person designated by Lucent.

     NO SOLICITATION. The stockholders have agreed that they will not, nor shall they permit any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly through another person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that is or may reasonably be expected to lead to, a takeover proposal, as described in "-- The Merger Agreement -- No Solicitation."

     TERMINATION. The stockholders have also agreed that the stockholder agreement and the obligations thereunder will be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

     The stockholders agreement provides that it will terminate upon the earlier of the completion of the merger and 10 business days after the termination of the merger agreement in accordance with its terms.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

     Lucent common stock is listed for trading on the New York Stock Exchange under the trading symbol "LU" and INS common stock is quoted on The Nasdaq National Market under the trading symbol "INSS." The following table sets forth, for the periods indicated, dividends and the high and low sales prices per share of Lucent common stock on the New York Stock Exchange Composite Transaction Tape and of INS common stock on The Nasdaq National Market. Lucent's per share data has been restated to account for Lucent's two-for-one stock splits effective on April 1, 1999 and on April 1, 1998. INS' per share data has been restated to account for INS' three-for-two stock split effective April 6, 1999. For current price information, stockholders are urged to consult publicly available sources.

                                          LUCENT                              INS
                                       COMMON STOCK                       COMMON STOCK
                                    ------------------    DIVIDENDS    ------------------    DIVIDENDS
CALENDAR PERIOD                      HIGH        LOW      DECLARED      HIGH        LOW      DECLARED
---------------                     -------    -------    ---------    -------    -------    ---------
1996
  Second Quarter..................  $ 9 13/16  $ 7 7/16    $0.019      $ N/A      $ N/A        $N/A
  Third Quarter...................   11 15/32    7 21/32    0.019       26 1/2     18 11/16     N/A
  Fourth Quarter..................   13 9/32    10 17/32    0.019       34 9/16    17 7/16      N/A
1997
  First Quarter...................   15 5/32    11 3/16     0.000       26         11 15/16     N/A
  Second Quarter..................   18 35/64   12 15/32    0.019       18 1/2     10 5/16      N/A
  Third Quarter...................   22 11/16   18 3/64     0.019       19 9/16    11 13/16     N/A
  Fourth Quarter..................   22 35/64   18 3/32     0.038       16 1/4     10 3/16      N/A
1998
  First Quarter...................   32 1/16    18 23/64    0.000       20 11/16   14           N/A
  Second Quarter..................   41 27/32   32          0.020       28 5/16    18 3/4       N/A
  Third Quarter...................   54 1/4     34 3/16     0.020       31 7/16    21 3/16      N/A
  Fourth Quarter..................   56 15/16   26 23/32    0.040       45 15/16   16 7/16      N/A
1999
  First Quarter...................   60         47          0.000       47 7/16    30 15/16     N/A
  Second Quarter..................   68 11/16   51 7/8      0.020       49 1/2     33 5/8       N/A
  Third Quarter
     (through September 13,
     1999)........................   79 3/4     60          0.020       56 3/16    38 7/8       N/A
N/A -- Not applicable

     The following table sets forth the high and low sales prices per share of Lucent common stock on the New York Stock Exchange Composite Transaction Tape and of INS common stock on The Nasdaq National Market on August 9, 1999, the last trading day before the public announcement of the merger agreement, and on September 13, 1999, the last trading day for which this information could be practicably calculated before the date of this proxy statement/prospectus:

                                                           LUCENT               INS
                                                        COMMON STOCK        COMMON STOCK
                                                       --------------    ------------------
                                                        HIGH      LOW     HIGH        LOW
                                                       -------    ---    -------    -------
August 9, 1999.......................................  $65 1/4    $63    $48 1/8    $46
September 13, 1999...................................  $68 1/8    $66    $55 15/16  $54 5/8

                      DESCRIPTION OF LUCENT CAPITAL STOCK

     The following summary of the capital stock of Lucent is subject in all respects to applicable Delaware law, Lucent's certificate of incorporation and by-laws and Lucent's rights agreement. See "Comparison of Rights of Common Stockholders of Lucent and INS" and "Where You Can Find More Information."

     The total authorized shares of capital stock of Lucent consist of (1) 6 billion shares of common stock, $.01 par value per share, and (2) 250 million shares of preferred stock, $1.00 par value per share. At the close of business on August 31, 1999, approximately 3.1 billion shares of Lucent common stock were issued and outstanding and no shares of Lucent preferred stock were issued and outstanding.

     The Lucent board of directors is authorized to provide for the issuance from time to time of Lucent preferred stock in series and, as to each series, to fix the designation, the dividend rate and the preferences, if any, which dividends on such series will have compared to any other class or series of capital stock of Lucent, the voting rights, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, applicable to such series and the redemption price or prices and the other terms of redemption, if any, applicable to such series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of Lucent preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Lucent common stock or for other corporate purposes.

     For a description of the rights to acquire Lucent junior preferred stock that are attached to shares of Lucent common stock, see "Comparison of Rights of Common Stockholders of Lucent and INS -- Rights Plan."

                  COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS
                               OF LUCENT AND INS

     The rights of Lucent stockholders are currently governed by the Delaware General Corporation Law, Lucent's certificate of incorporation and Lucent's by-laws. The rights of INS stockholders are currently governed by the Delaware General Corporation Law, INS' certificate of incorporation and INS' by-laws. Upon completion of the merger, the rights of INS stockholders who become stockholders of Lucent in the merger will be governed by the Delaware General Corporation Law, Lucent's certificate of incorporation and Lucent's by-laws.

     The following description summarizes the material differences which may affect the rights of stockholders of Lucent and INS but does not purport to be a complete statement of all such differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the Delaware General Corporation Law, Lucent's certificate of incorporation, Lucent's by-laws, INS' certificate of incorporation and INS' by-laws.

CAPITALIZATION

     LUCENT. Lucent's authorized capital stock is described above under "Description of Lucent Capital Stock."

     INS. The total authorized shares of capital stock of INS consist of (1) 150 million shares of common stock, $0.001 par value per share, and (2) 5 million shares of preferred stock, $0.001 par value per share. At the close of business on September 1, 1999, there were approximately 57,521,050 shares of INS common stock outstanding and no shares of INS preferred stock outstanding.

     The INS board of directors is authorized to issue preferred stock from time to time in series, and to fix and determine, any or all of the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of preferred shares, and to fix, increase or decrease the number of shares comprising any such series and the designation of any such series, or any of them, and to provide for the dividend rights, voting rights and rights and terms of redemption or conversion of the shares of any such series. The INS board of directors, without stockholder approval, can issue INS preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of INS common stock. INS preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of INS or make removal of management more difficult. Additionally, issuing INS preferred stock may cause the market price of INS common stock to decrease.

VOTING RIGHTS

     LUCENT. Each holder of Lucent common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

     INS. Each holder of INS common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

NUMBER, ELECTION, VACANCY AND REMOVAL OF DIRECTORS

     LUCENT. Lucent's board of directors has nine members. Lucent's certificate of incorporation provides that the Lucent board of directors will consist of at least three directors and that the number of directors may be changed from time to time by a resolution adopted by a majority of the total number of directors which Lucent would have if there were no vacancies. Lucent's certificate of incorporation also provides that the Lucent board of directors consists of three classes of directors. The directors in each class serve on the Lucent board of directors for approximately three years each.

     Lucent's certificate of incorporation provides that if there is a vacancy on the Lucent board of directors or if the number of directors is increased, such vacancies will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, and not by the stockholders. A director elected to fill a vacancy or newly created directorship will serve for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director's successor will have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director.

     Under Lucent's certificate of incorporation, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all shares of Lucent common stock entitled to vote generally in the election of directors then outstanding, voting together as a single class.

     INS. INS' board of directors has five members and two vacancies. INS' by-laws provide that the number of directors will be seven, subject to change by a by-law adopted by the board of directors or stockholders. Neither INS' certificate of incorporation nor INS' by-laws provides for a staggered board of directors.

     Under INS' by-laws, vacancies on the INS board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors. INS' certificate of incorporation and by-laws provide that vacancies on the INS board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority vote of the directors then in office, even though less than a quorum, except that vacancies on the INS board of directors resulting from the removal of a director by the stockholders of INS may be filled at a special meeting of the INS stockholders held for that purpose.

     INS' by-laws provide that any director or the entire INS board of directors may be removed at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the shares of capital stock then entitled to vote in the election of directors.

AMENDMENTS TO CERTIFICATES OF INCORPORATION

     LUCENT. Lucent's certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting stock then outstanding, voting together as a single class, will be required to alter, amend, adopt any provision inconsistent with or repeal Articles V, VII and VIII of Lucent's certificate of incorporation, which relate to stockholder action, the Lucent board of directors and Lucent's by-laws, respectively.

     INS. INS' certificate of incorporation provides that INS may amend or repeal any provision of its certificate of incorporation to the extent and in the manner provided by Delaware law. The Delaware General Corporate Law provides that amending a corporation's certificate of incorporation requires a majority vote of the outstanding shares of capital stock.

AMENDMENTS TO BY-LAWS

     LUCENT. Lucent's certificate of incorporation and by-laws provide that Lucent's by-laws may be altered or repealed and new by-laws may be adopted:

     - at any annual or special meeting of stockholders, by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote at such meeting, provided that any proposed alteration or repeal of, or the adoption of, any by-law inconsistent with Section 2.2, 2.7 or 2.10 of Article II of Lucent's by-laws, which relate to special meetings of stockholders, notice of stockholder business and nominations and actions by written consent of stockholders, respectively, or with Section 3.2, 3.9 or 3.11 of Article III of Lucent's by-laws, which relate to the number and tenure of the directors, vacancies on the Lucent board of directors and removal of directors, respectively, by the stockholders requires the affirmative vote of the holders of at least 80% of the voting stock then outstanding, voting together as a single class

     - by a majority of the total number of directors Lucent would have if there were no vacancies.

     INS. INS' certificate of incorporation gives the INS board of directors the power to adopt, alter, amend or repeal INS' by-laws. INS' by-laws also provide that by-laws may be adopted, amended or repealed by the stockholders.

STOCKHOLDER ACTION

     LUCENT. Lucent's certificate of incorporation provides that any action required or permitted to be taken by the Lucent stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

     INS. INS' certificate of incorporation provides that any action required or permitted to be taken by the INS stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

NOTICE OF CERTAIN STOCKHOLDER ACTIONS

     LUCENT. Lucent's certificate of incorporation provides that a stockholder must give advance written notice of nominations for election of directors and to properly bring business before an annual meeting of stockholders. Under Lucent's by-laws, a stockholder's written notice must generally be delivered to the Secretary of Lucent not later than 45 days nor earlier than the 75 days prior to the first anniversary of the record date for determining stockholders entitled to vote at the preceding year's annual meeting.

     In the event that Lucent calls a special meeting of stockholders for the purpose of electing one or more directors to the Lucent board of directors, any stockholder may nominate a director or directors, provided that written notice must be delivered not earlier than 120 days prior to such special meeting and not later than (1) 90 days prior to such special meeting or (2) 10 days following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Lucent board of directors to be elected at such meeting.

     INS. INS' by-laws provide that for business to be properly brought before any meeting of stockholders, a stockholder must deliver notice, and such notice must be received by INS not less than 120 days in advance of the date specified in INS' proxy statement in connection with the previous year's annual meeting, provided that if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, or in the event no annual meeting was held in the previous meeting, notice must be received not later than the close of business on the later of 120 calendar days prior to such meeting or the tenth calendar day following the day notice of the meeting is provided.

SPECIAL STOCKHOLDER MEETINGS

     LUCENT. Lucent's certificate of incorporation and by-laws provide that a special meeting of Lucent's stockholders may be called only by the Lucent board of directors by a resolution stating the purposes of the special meeting and approved by a majority of the total number of directors Lucent would have if there were no vacancies or by the chairman of the Lucent board of directors. Any power of the stockholders to call a special meeting is specifically denied in Lucent's certificate of incorporation.

     INS. INS' by-laws provide that special meetings of the stockholders may be called by either the chairman of the board of INS, the President of INS, or the INS board of directors unless there are no directors in office, in which case any officer or stockholder may call a special meeting.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The Delaware General Corporation Law provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law

     - violation of Section 174 of the Delaware General Corporation Law regarding unlawful payment of dividends or unlawful stock purchases or redemptions

     - any transaction from which the director derived an improper personal benefit

     - any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     LUCENT. Lucent's certificate of incorporation provides that no director will be personally liable to Lucent or to its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by law, for liability:

     - for any breach of the director's duty of loyalty to Lucent or its stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - under Section 174 of the Delaware General Corporation Law

     - for any transaction from which the director derived an improper personal benefit.

     INS. INS' certificate of incorporation authorizes INS to eliminate or limit the liability of directors to the maximum extent legally permissible.

DIVIDENDS

     LUCENT. Lucent's by-laws provide that the Lucent board of directors may from time to time declare, and Lucent may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and in Lucent's certificate of incorporation.

     INS. INS' by-laws provide that the INS board of directors may from time to time declare dividends on its outstanding shares in accordance with applicable law.

CONVERSION

     LUCENT. Holders of Lucent common stock have no rights to convert their shares into any other securities.

     INS. Holders of INS common stock have no rights to convert their shares into any other securities.

RIGHTS PLAN

     LUCENT. Lucent has a rights agreement with The Bank of New York as rights agent. The following description of Lucent's rights agreement is qualified in its entirety by reference to the terms and conditions of the rights agreement. Stockholders should read carefully the rights agreement. See "Where You Can Find More Information" on page 56.

     Under the rights agreement, rights attach to each share of Lucent common stock outstanding and, when exercisable, entitle the registered holder to purchase from Lucent one four-hundredth of a share of junior preferred stock, par value $1.00 per share, at a purchase price of $22.50 per one four-hundredth of a share, subject to customary anti-dilution adjustments.

     The rights will not be exercisable until the earlier of:

     - 10 days following a public announcement that a person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Lucent common stock

     - 10 business days, or such later date as may be determined by the Lucent board of directors, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group acquiring beneficial ownership of 10% or more of the outstanding shares of Lucent common stock.

The rights will expire on March 31, 2006, unless such date is extended or unless the rights are earlier redeemed or exchanged by Lucent, in each case as summarized below.

     In the event that a person or group acquires beneficial ownership of 10% or more of the outstanding shares of Lucent common stock, each holder of a right, other than rights beneficially owned by such person or group, which become void, will have the right to receive upon exercise that number of shares of Lucent common stock having a market value of two times the purchase price provided for in the right. In the event that Lucent is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 10% or more of the outstanding shares of Lucent common stock, each holder of a right will have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the purchase price provided for in the right.

     At any time after a person or group acquires beneficial ownership of 10% or more of the outstanding shares of Lucent common stock and prior to the acquisition by such person or group of 50% or more of the then outstanding shares of Lucent common stock, the Lucent board of directors may exchange the rights, other than rights owned by such person or group which have become void, in whole or in part, for Lucent common stock or junior preferred stock.

     At any time prior to a person or group acquiring beneficial ownership of 10% or more of the outstanding shares of Lucent common stock, the Lucent board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.0025 per right, subject to customary anti-dilution provisions, or amend the terms of the rights, in each case without the consent of the holders of the rights, at such time, on such basis and with such conditions as the Lucent board of directors may establish.

     Junior preferred shares purchasable upon exercise of the rights will not be redeemable. The junior preferred shares have dividend, voting and liquidation rights that are intended to result in the value of the one four-hundredth interest in a junior preferred share purchasable upon exercise of each right approximating the value of one share of Lucent common stock.

     The rights may have antitakeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire Lucent on terms not approved by the Lucent board of directors. The rights should not interfere with any merger or other business combination approved by the Lucent board of directors prior to the time that a person or group has acquired such 10% beneficial ownership since the rights may be redeemed or amended by Lucent until such time.

     INS. INS has entered into a stockholder rights agreement with ChaseMellon Shareholder Services, L.L.C. as rights agent. As with most stockholder rights agreements, the terms of the rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of INS common stock and to exercisability. This summary may not contain all of the information that is important to you, and is qualified in its entirety by reference to the terms and conditions of the rights agreement. Accordingly, you should carefully read the INS rights agreement, which is incorporated by reference into this proxy statement/prospectus in its entirety. See "Where You Can Find More Information" on page 56.

     The rights agreement provides that each share of INS common stock outstanding will have the right to purchase one one-thousandth of a share of INS preferred stock, par value $.001, at a purchase price of $300 per one one-thousandth of a share, subject to adjustment. Initially, the rights are attached to outstanding certificates representing INS common stock, and no separate certificates representing the rights will be distributed.

     The rights will separate from the outstanding shares of INS common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% of the outstanding INS common stock. The rights will not separate from the INS common stock or become exercisable as a result of the actions of Lucent or its affiliates in connection with the merger. After the rights separate from the INS common stock, certificates representing the rights will be mailed to record holders of INS common stock. Once distributed, the rights certificates alone will represent the rights. All shares of INS common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on August 26, 2009 or upon the completion of the merger, unless earlier redeemed or exchanged by INS.

     If an acquiror obtains or has the right to obtain 15% or more of INS common stock, then each right will entitle the holder to purchase a number of shares of INS common stock with a then current market value of $600 for $300, subject to adjustment. Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror, other than Lucent or its affiliates acting pursuant to the merger, obtains 15% or more of INS common stock and any of the following occurs:

     - INS merges into another entity

     - an acquiring entity merges into INS or

     - INS sells more than 50% of its assets or earning power.

     Any rights that are or were owned by an acquiror of more than 15% of the outstanding common stock of INS will be null and void.

     The rights agreement also contains exchange provisions which provide that after an acquiror obtains 15% or more, but less than 50% of the outstanding common stock of INS, the INS board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction. The board of directors also may, at its option, redeem all of the outstanding rights prior to the earlier of (1) the time that an acquiror obtains 15% or more of the INS outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price is $.01 per right, subject to adjustment. If the INS board elects to redeem the rights, the rights will no longer be exercisable and the only remaining right of the holder of the rights will be to receive the redemption price.

     Holders of rights will have no rights as stockholders of INS, including the right to vote or receive dividends, simply by virtue of holding the rights. The rights agreement provides that it may be amended by the INS board of directors prior to the date any person acquires 15% of the outstanding common stock of INS without the approval of the holders of the rights. However, after the date any person acquires 15% of the common stock, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, without the prior written consent of Lucent, the rights agreement may not be amended to treat Lucent or its affiliate as an acquiror or to make the merger or the transactions related to it trigger a separation of the rights from the INS common stock. The rights agreement also provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

     The rights agreement has potential anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire INS without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the INS board to negotiate with an acquiror on behalf of all the INS stockholders. In addition, the rights should not interfere with a proxy contest.

                                 LEGAL MATTERS

     The legality of Lucent common stock offered by this proxy statement/prospectus will be passed upon for Lucent by Pamela F. Craven, Vice President -- Law and Secretary of Lucent. As of September 7, 1999, Pamela F. Craven owned 1,096 shares of Lucent common stock and options and stock units for 282,400 shares of Lucent common stock. Cravath, Swaine & Moore, New York, New York from time to time acts as counsel for Lucent and its subsidiaries.

     Certain United States federal income tax consequences of the merger will be passed upon for INS by its counsel Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                    EXPERTS

     The financial statements incorporated in this proxy statement/prospectus by reference in Exhibit 99.1 to Lucent's Current Report on Form 8-K dated August 2, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this proxy statement/prospectus by reference to the INS Annual Report on Form 10-K for the year ended June 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Representatives of PricewaterhouseCoopers LLP are not expected to be present at the special meeting.

                             STOCKHOLDER PROPOSALS

     INS will hold a 1999 Annual Meeting of INS stockholders only if the merger is not completed. The deadline for submission of stockholder proposals for inclusion in INS' proxy materials for the 1999 INS annual meeting has passed.

     If the merger is not completed, INS stockholders may present proper proposals for consideration at the next annual meeting of INS stockholders by submitting their proposal in writing to the Secretary of INS in a timely manner.

     INS' by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in INS' proxy statement, to be brought before an annual meeting of stockholders. In general, nominations for the election of directors may be made by:

     - by or at the direction of the INS board of directors

     - by any stockholder entitled to vote in the election of directors at the meeting who has delivered written notice to INS not less than 120 calendar days in advance of the date that was specified in INS' proxy statement in connection with the previous year's annual meeting, which notice must contain specified information concerning the nominees and concerning the stockholder proposing the nominations.

     In addition, in certain circumstances, nominations may be made by any INS stockholder entitled to vote who has delivered written notice to INS by the close of business on the later of 120 calendar days in advance of such meeting or the tenth calendar day following the date on which notice of the annual meeting was mailed or such public disclosure was made.

     The only business that will be conducted at an annual meeting of INS stockholders is business that is brought before the meeting:

     - by or at the direction of the board of directors

     - by any stockholder entitled to vote who has delivered written notice to INS 120 calendar days in advance of the date specified in INS' proxy statement in connection with the previous year's annual meeting, which notice must contain specific information concerning the matters to be brought before the meeting and concerning the stockholder proposing those matters.

     If no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 days, notice by the stockholder must be received not later than the close of business on the later of 120 calendar days in advance of such meeting or the tenth calendar day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. A copy of the full text of the by-law provisions discussed above may be obtained by writing to the Secretary of INS.

                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, the INS board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     Lucent and INS file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Lucent and INS file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms at the following locations:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

                            New York Regional Office
                              7 World Trade Center
                                   Suite 1300
                            New York, New York 10048

                            Chicago Regional Office
                                Citicorp Center
                            500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information concerning Lucent may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information pertaining to INS are also available for inspection at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

     Lucent filed a registration statement on Form S-4 on September 15, 1999 to register with the Securities and Exchange Commission the Lucent common stock to be issued to INS stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Lucent in addition to being a proxy statement of INS. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in Lucent's registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows Lucent and INS to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

     This proxy statement/prospectus incorporates by reference the documents set forth below that Lucent and INS have previously filed with the Securities and Exchange Commission. These documents contain important business and financial information about Lucent and INS that is not included in or delivered with this proxy statement/prospectus.

LUCENT FILINGS
(FILE NO. 001-11639)                               PERIOD
--------------------                               ------
Annual Report on Form 10-K          Fiscal Year ended September 30,
                                    1998, as amended by Amendment No. 1
                                    thereto filed on Form 10-K/A on May
                                    17, 1999

Quarterly Reports on Form 10-Q      Quarters ended December 31, 1998,
                                    March 31, 1999 and June 30, 1999

Current Reports on Form 8-K         Filed November 19, 1998, January 8,
                                    1999, January 15, 1999, March 5,
                                    1999, as amended by Amendment No. 1
                                    thereto filed on Form 8-K/A on May
                                    18, 1999, June 28, 1999 and August
                                    2, 1999

Proxy Statement                     Filed December 22, 1998

The description of Lucent common    Filed under Section 12 of the
stock and Lucent rights to          Exchange Act on February 26, 1996,
acquire junior preferred stock      as amended by Amendment No. 1
set forth in the Lucent             thereto filed on Form 10/A on March
Registration Statement on Form      12, 1996, Amendment No. 2 thereto
10                                  filed on Form 10/A on March 22, 1996
                                    and Amendment No. 3 thereto filed on
                                    Form 10/A on April 1, 1996,
                                    including any amendments or reports
                                    filed for the purpose of updating
                                    such descriptions

INS FILINGS
(FILE NO. 000-21131)                               PERIOD
--------------------                               ------
Annual Report on Form 10-K          Fiscal Year ended June 30, 1999

Quarterly Report on Form 10-Q       Quarter ended March 31, 1999

Current Reports on Form 8-K         Filed August 16, 1999

Proxy Statement                     Filed September 28, 1998

The description of INS common       Filed under Section 12 of the
stock set forth in the INS          Exchange Act on August 2, 1996
Registration Statement on Form
8-A

     Lucent and INS also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Lucent has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Lucent and INS has supplied all such information relating to INS.

     INS stockholders should not send in their INS certificates until they receive the transmittal materials from the exchange agent. INS stockholders of record who have further questions about their share certificates or the exchange of their INS common stock for Lucent common stock should call the exchange agent.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

         Lucent Technologies Inc.                International Network Service
         c/o The Bank of New York                     1213 Innsbruck Drive
          Church Street Station                   Sunnyvale, California 94089
              P.O. Box 11009                           Investor Relations
      New York, New York 10286-1009                Telephone: (650) 318-1151
         Telephone: 1-888-LUCENT6

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/ prospectus is dated September 15, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Lucent common stock in the merger creates any implication to the contrary.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Lucent and INS and other matters. Statements in this proxy statement/prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income, in each case relating to Lucent and INS, wherever they occur in this proxy statement/prospectus, are necessarily estimates reflecting the best judgment of the senior management of Lucent and INS and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

     - the ability to integrate the operations of Lucent and INS, including their respective product lines

     - the effects of vigorous competition in the markets in which Lucent and INS operate.

     Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents incorporated by reference, including, but not limited to, the Annual Report on Form 10-K for the fiscal year ended September 30, 1998 of Lucent, including any amendments, and the Annual Report on Form 10-K for the fiscal year ended June 30, 1999 of INS, including any amendments. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither Lucent nor INS undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                                                                         ANNEX 1

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF AUGUST 9, 1999

                                  BY AND AMONG

                           LUCENT TECHNOLOGIES INC.,

                              INTREPID MERGER INC.

                                      AND

                         INTERNATIONAL NETWORK SERVICES

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
                                     ARTICLE I
                                     THE MERGER
SECTION 1.01.    The Merger.................................................      1
SECTION 1.02.    Closing....................................................      2
SECTION 1.03.    Effective Time.............................................      2
SECTION 1.04.    Effects of the Merger......................................      2
SECTION 1.05.    Certificate of Incorporation and By-laws...................      2
SECTION 1.06.    Board of Directors and Officers............................      2

                                     ARTICLE II
                  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
                 CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
SECTION 2.01.    Effect on Capital Stock....................................      2
                 (a) Capital Stock of Sub...................................      2
                 (b) Cancelation of Treasury Stock and Lucent-Owned Stock...      3
                 (c) Conversion of INS Common Stock.........................      3
                 (d) Anti-Dilution Provisions...............................      3
SECTION 2.02.    Exchange of Certificates...................................      3
                 (a) Exchange Agent.........................................      3
                 (b) Exchange Procedures....................................      3
                 (c) Distributions with Respect to Unexchanged Shares.......      4
                 (d) No Further Ownership Rights in INS Common Stock........      4
                 (e) No Fractional Shares...................................      4
                 (f) Termination of Exchange Fund...........................      5
                 (g) No Liability...........................................      6
                 (h) Investment of Exchange Fund............................      6
                 (i)  Lost Certificates.....................................      6

                                    ARTICLE III
                           REPRESENTATIONS AND WARRANTIES
SECTION 3.01.    Representations and Warranties of INS......................      6
                 (a) Organization, Standing and Corporate Power.............      6
                 (b) Subsidiaries...........................................      7
                 (c) Capital Structure......................................      7
                 (d) Authority; Noncontravention............................      8
                 (e) SEC Documents; Undisclosed Liabilities.................      9
                 (f) Information Supplied...................................     10
                 (g) Absence of Certain Changes or Events...................     10
                 (h) Litigation.............................................     11

                                                                                PAGE
                                                                                ----
                 (i)  Compliance with Applicable Laws.......................     11
                 (j) Absence of Changes in Benefit Plans....................     12
                 (k) ERISA Compliance.......................................     12
                 (l)  Taxes.................................................     13
                 (m) Voting Requirements....................................     14
                 (n) State Takeover Statutes................................     14
                 (o) Accounting Matters.....................................     15
                 (p) Brokers................................................     15
                 (q) Opinion of Financial Advisor...........................     15
                 (r) Intellectual Property; Year 2000.......................     15
                 (s) Certain Contracts......................................     16
                 (t) Title to Properties....................................     16
                 (u) INS Rights Agreement...................................     17
SECTION 3.02.    Representations and Warranties of Lucent and Sub...........     17
                 (a) Organization, Standing and Corporate Power.............     17
                 (b) Capital Structure......................................     17
                 (c) Authority; Noncontravention............................     18
                 (d) SEC Documents; Undisclosed Liabilities.................     19
                 (e) Information Supplied...................................     19
                 (f) Absence of Certain Changes or Events...................     20
                 (g) Voting Requirements....................................     20
                 (h) Tax Matters............................................     20
                 (i)  Interim Operations of Sub.............................     20
                 (j) Litigation.............................................     20

                                     ARTICLE IV
                     COVENANTS RELATING TO CONDUCT OF BUSINESS
SECTION 4.01.    Conduct of Business........................................     20
                 (a) Conduct of Business by INS.............................     20
                 (b) Advice of Changes......................................     23
SECTION 4.02.    No Solicitation by INS.....................................     23

                                     ARTICLE V
                               ADDITIONAL AGREEMENTS
SECTION 5.01.    Preparation of the Form S-4 and the INS Proxy Statement;
                   INS Stockholders Meeting.................................     24
SECTION 5.02.    Letters of INS's Accountants...............................     25
SECTION 5.03.    Letters of Lucent's Accountants............................     25
SECTION 5.04.    Access to Information; Confidentiality.....................     26
SECTION 5.05.    Commercially Reasonable Efforts............................     26
SECTION 5.06.    Stock Options..............................................     27

                                                                                PAGE
                                                                                ----
SECTION 5.07.    Employee Matters...........................................     28
SECTION 5.08.    Indemnification, Exculpation and Insurance.................     28
SECTION 5.09.    Fees and Expenses..........................................     29
SECTION 5.10.    Public Announcements.......................................     30
SECTION 5.11.    Affiliates.................................................     30
SECTION 5.12.    Listings...................................................     30
SECTION 5.13.    Litigation.................................................     31
SECTION 5.14.    Tax Treatment..............................................     31
SECTION 5.15.    Pooling of Interests.......................................     31
SECTION 5.16.    Stockholder Agreement Legend...............................     31
SECTION 5.17.    Rights Agreement...........................................     31

                                     ARTICLE VI
                                CONDITIONS PRECEDENT
SECTION 6.01.    Conditions to Each Party's Obligation To Effect the
                   Merger...................................................     31
                 (a) INS Stockholder Approval...............................     31
                 (b) HSR Act................................................     31
                 (c) No Litigation..........................................     31
                 (d) Form S-4...............................................     32
                 (e) NYSE Listing...........................................     32
SECTION 6.02.    Conditions to Obligations of Lucent and Sub................     32
                 (a) Representations and Warranties.........................     32
                 (b) Performance of Obligations of INS......................     32
                 (c) Tax Opinions...........................................     32
                 (d) Pooling Letters........................................     32
SECTION 6.03.    Conditions to Obligations of INS...........................     33
                 (a) Representations and Warranties.........................     33
                 (b) Performance of Obligations of Lucent and Sub...........     33
                 (c) Tax Opinions...........................................     33
SECTION 6.04.    Frustration of Closing Conditions..........................     33

                                    ARTICLE VII
                         TERMINATION, AMENDMENT AND WAIVER
SECTION 7.01.    Termination................................................     33
SECTION 7.02.    Effect of Termination......................................     34
SECTION 7.03.    Amendment..................................................     34
SECTION 7.04.    Extension; Waiver..........................................     34
SECTION 7.05.    Procedure for Termination, Amendment, Extension or
                   Waiver...................................................     34

                                                                                PAGE
                                                                                ----
                                    ARTICLE VIII
                                 GENERAL PROVISIONS
SECTION 8.01.    Nonsurvival of Representations and Warranties..............     35
SECTION 8.02.    Notices....................................................     35
SECTION 8.03.    Definitions................................................     36
SECTION 8.04.    Interpretation.............................................     36
SECTION 8.05.    Counterparts...............................................     37
SECTION 8.06.    Entire Agreement; No Third-Party Beneficiaries.............     37
SECTION 8.07.    Governing Law..............................................     37
SECTION 8.08.    Assignment.................................................     37
SECTION 8.09.    Enforcement................................................     37
SECTION 8.10.    Severability...............................................     37

Annex I          Index of Defined Terms

Exhibit A        Form of Affiliate Letter

        AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of August 9, 1999, among LUCENT TECHNOLOGIES INC., a Delaware corporation ("Lucent"), INTREPID MERGER INC., a Delaware corporation and a wholly owned subsidiary of Lucent ("Sub"), and INTERNATIONAL NETWORK SERVICES, a Delaware corporation ("INS").

     WHEREAS the respective Boards of Directors of Lucent, Sub and INS have approved and declared advisable this Agreement and the merger of Sub with and into INS (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.001 per share, of INS ("INS Common Stock"), other than shares owned by Lucent, Sub or INS, will be converted into the right to receive the Merger Consideration;

     WHEREAS the respective Boards of Directors of Lucent, Sub and INS have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

     WHEREAS Lucent, Sub and INS desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     WHEREAS for U.S. federal income tax purposes, it is intended that (a) the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder and (b) this Agreement constitutes a plan of reorganization;

     WHEREAS for financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction;

     WHEREAS simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Lucent and Sub to enter into this Agreement, Lucent and certain principal stockholders of INS (collectively, the "Stockholder") are entering into an agreement (the "Stockholder Agreement") pursuant to which the Stockholder will agree to vote to adopt and approve the Merger Agreement and to take certain other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Stockholder Agreement; and

     WHEREAS immediately following the execution and delivery of this Agreement, INS and Lucent will enter into a stock option agreement (the "Option Agreement"), pursuant to which INS will grant Lucent the option to purchase shares of INS Common Stock, upon the terms and subject to the conditions set forth therein.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into INS at the Effective Time. Following the Effective Time, INS shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

     SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is agreed to by the parties hereto. The Closing will be held at such location in the City of New York as is agreed to by the parties hereto.

     SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such subsequent date or time as Lucent and INS shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.05. Certificate of Incorporation and By-laws. (a) The certificate of incorporation of INS, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time of the Merger so that Article FOURTH of such certificate of incorporation reads in its entirety as follows: "The total number of shares of all classes of stock which the corporation shall have authority to issue is 1,000 shares of common stock, par value $1.00 per share.", and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The by-laws of Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Board of Directors and Officers. (a) The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     (b) The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of INS Common Stock or any shares of capital stock of Sub:

        (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into one share of common stock of the Surviving Corporation.

        (b) Cancelation of Treasury Stock and Lucent-Owned Stock. Each share of INS Common Stock that is owned by INS, Sub or Lucent shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

        (c) Conversion of INS Common Stock. Subject to Section 2.02(e), each issued and outstanding share of INS Common Stock (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive 0.8473 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $0.01 per share, of Lucent ("Lucent Common Stock") (the "Merger Consideration"). As of the Effective Time, all such shares of INS Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares of INS Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Lucent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.02, without interest.

        (d) Anti-Dilution Provisions. In the event Lucent changes (or establishes a record date for changing) the number of shares of Lucent Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Lucent Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares of similar transaction.

     SECTION 2.02. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, Lucent shall enter into an agreement with such bank or trust company as may be designated by Lucent (the "Exchange Agent"), which shall provide that Lucent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of INS Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Lucent Common Stock (such shares of Lucent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of Lucent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of INS Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of INS Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Lucent and INS may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancelation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall receive in exchange therefor a certificate representing that number of whole shares of Lucent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.02(c) and cash in lieu of any fractional share of Lucent Common Stock in accordance with Section 2.02(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of INS Common Stock which is not registered in the transfer records of INS, a certificate representing the proper number of shares of Lucent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Lucent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Lucent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any cash in lieu of fractional shares of Lucent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with this Section 2.02. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Lucent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Lucent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), and all such dividends, other distributions and cash in lieu of fractional shares of Lucent Common Stock shall be paid by Lucent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of Lucent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Lucent Common Stock, and the amount of any cash payable in lieu of a fractional share of Lucent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Lucent Common Stock.

     (d) No Further Ownership Rights in INS Common Stock. All shares of Lucent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of INS Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by INS on such shares of INS Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of INS Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

     (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Lucent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend

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

or distribution of Lucent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Lucent.

     (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Lucent Common Stock delivered to the Exchange Agent by Lucent pursuant to Section 2.02(a) over (B) the aggregate number of whole shares of Lucent Common Stock to be distributed to former holders of INS Common Stock pursuant to Section 2.02(b) (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent shall, on behalf of former stockholders of INS, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"), all in the manner provided in Section 2.02(e)(iii).

     (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing INS Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the "Common Shares Trust"). INS shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of INS Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of INS Common Stock is entitled (after taking into account all shares of INS Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of INS Common Stock are entitled.

     (iv) Notwithstanding the provisions of Section 2.02(e)(ii) and (iii), Lucent may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each former holder of INS Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of INS Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Lucent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references shall be deemed to mean and refer to the payments calculated as set forth in this Section 2.02(e)(iv).

     (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing INS Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing INS Common Stock subject to and in accordance with the terms of
Section 2.02(c).

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Lucent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Lucent for payment of their claim for Merger Consideration, any dividends or distributions with respect to Lucent Common Stock and any cash in lieu of fractional shares of Lucent Common Stock.

     (g) No Liability. None of Lucent, Sub, INS or the Exchange Agent shall be liable to any person in respect of any shares of Lucent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Lucent Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such amounts shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Lucent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Lucent.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Lucent, the posting by such person of a bond in such reasonable amount as Lucent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto and, if applicable, any unpaid dividends and distributions on shares of Lucent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.01. Representations and Warranties of INS. Except as disclosed in (x) the INS Filed SEC Documents, (y) INS's audited financial statements for the fiscal year ended June 27, 1999, as delivered to Lucent prior to the date hereof (the "Audited 1999 Financials") or (z) the Disclosure Schedule delivered by INS to Lucent prior to the execution of this Agreement (the "INS Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, INS represents and warrants to Lucent and Sub as follows:

        (a) Organization, Standing and Corporate Power. Each of INS and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate is not reasonably likely to have a material adverse effect on INS. Each of INS and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate is not reasonably likely to have a material adverse effect on INS. INS has made available to Lucent prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws, as amended to the date of this Agreement.

        (b) Subsidiaries. Section 3.01(b) of the INS Disclosure Schedule sets forth a true and complete list of each of INS's subsidiaries. All the outstanding shares of capital stock of, or other equity interests in (other than shares held by directors or officers of INS or its subsidiaries for regulatory reasons), each subsidiary of INS have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by INS, free and clear of all pledges, claims, liens, charges, encumbrances, mortgages and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests except restrictions under applicable law.

        (c) Capital Structure. The authorized capital stock of INS consists of 150,000,000 shares of INS Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share, of INS ("INS Authorized Preferred Stock"). At the close of business on August 6, 1999, (i) 57,323,907 shares of INS Common Stock were issued and outstanding; (ii) no shares of INS Common Stock were held by INS in its treasury; (iii) no shares of INS Authorized Preferred Stock were issued and outstanding; (iv) 26,470,779 shares of INS Common Stock were reserved, net of exercises, for issuance pursuant to the INS 1996 Stock Plan, the INS 1992 Flexible Incentive Stock Plan, the INS 1998 Nonstatutory Stock Plan, the INS 1998 Director Option Plan, the INS 1996 Employee Stock Purchase Plan (the "ESPP"), the VitalSigns Software, Inc. 1996 Stock Option Plan and the VitalSigns Software, Inc. Pre-Plan Options (such plans, collectively, the "INS Stock Plans") (of which 19,216,448 are subject to outstanding INS Stock Options); and (v) 394,500 shares of INS Common Stock were reserved for issuance upon exercise of an outstanding warrant (the "Warrant"). Except as set forth above, at the close of business on August 6, 1999, no shares of capital stock or other voting securities of INS were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights ("SARs") or rights (other than the INS Stock Options) to receive shares of INS Common Stock on a deferred basis granted under the INS Stock Plans or otherwise. INS has delivered to Lucent a complete and correct list, as of August 6, 1999, of each holder of outstanding stock options or other rights to purchase or receive INS Common Stock granted under the INS Stock Plans (collectively, "INS Stock Options"), the number of shares of INS Common Stock subject to each such INS Stock Option, the name of the INS Stock Plan pursuant to which such INS Stock Options were granted and the exercise prices of such INS Stock Options. No bonds, debentures, notes or other indebtedness of INS having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of INS or any of its subsidiaries may vote are issued or outstanding or subject to issuance. All outstanding shares of capital stock of INS are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and will be delivered free and clear of all Liens (other than Liens created by or imposed upon the holders thereof) and not subject to preemptive rights. Except as set forth in this Section 3.01(c) (including pursuant to the conversion or exercise of the securities referred to above) and except pursuant to the INS Stock Options issued after the date hereof as expressly permitted by the terms of Section 4.01(a)(ii), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of INS or any of its subsidiaries (other than shares of capital stock or other voting securities of such subsidiaries that are directly or indirectly owned by INS), (B) any securities of INS or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or other ownership interests in, INS or any of its subsidiaries or (C) any warrants, calls, options or other rights to acquire from INS or any of its subsidiaries, and no obligation of INS or any of its subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities of, or other ownership interests in, INS or any of its subsidiaries and (y) there are not any outstanding obligations of INS or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. INS is not a party to any voting agreement with respect to the voting of any such securities. Other than the capital stock of, or other equity interests in, its subsidiaries, INS does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity.

        (d) Authority; Noncontravention. INS has all requisite corporate power and authority to enter into this Agreement and, subject to the INS Stockholder Approval, to consummate the transactions contemplated by this Agreement. INS has all requisite corporate power and authority to enter into the Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the Option Agreement by INS and the consummation by INS of the transactions contemplated by this Agreement and the Option Agreement have been duly authorized by all necessary corporate action on the part of INS, subject, in the case of the Merger, to the INS Stockholder Approval. This Agreement and the Option Agreement have been duly executed and delivered by INS and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitute legal, valid and binding obligations of INS, enforceable against INS in accordance with their terms. The execution and delivery of this Agreement and the Option Agreement do not, and the consummation of the transactions contemplated by this Agreement and the Option Agreement and compliance with the provisions of this Agreement and the Option Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of INS or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of INS or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise, license or similar authorization applicable to INS or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case applicable to INS or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses
     (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to
     (x) have a material adverse effect on INS, (y) impair the ability of INS to perform its obligations under this Agreement or the Option Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Option Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each a "Governmental Entity") is required by or with respect to INS or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Option Agreement by INS or the consumma-tion by INS of the transactions contemplated by this Agreement or the Option Agreement, except for (1) the filing of a premerger notification and report form by INS under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any applicable filings and approvals under similar foreign antitrust or competition laws and regulations; (2) the filing with the Securities and Exchange Commission (the "SEC") of (A) a proxy statement relating to the INS Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the "INS Proxy Statement"), and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Option Agreement and the Stockholder Agreement and the transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement; (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which INS is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of The Nasdaq National Market ("Nasdaq") to permit the shares of INS Common Stock that are to be issued pursuant to the Option Agreement to be quoted on Nasdaq; and (5) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate is not reasonably likely to (x) have a material adverse effect on INS, (y) impair the ability of INS to perform its obligations under this Agreement or the Option Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Option Agreement.

        (e) SEC Documents; Undisclosed Liabilities. INS has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since July 1, 1997 (collectively, the "INS SEC Documents"). As of their respective dates, the INS SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such INS SEC Documents, and none of the INS SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any INS SEC Document has been revised or superseded by a later filed INS SEC Document, none of the INS SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of INS included in the INS SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (the "Accounting Rules"), have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of INS and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). The Audited 1999 Financials have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of INS and its consolidated subsidiaries as of June 27, 1999, and the consolidated results of their operations and cash flows for the fiscal year then ended. Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the Option Agreement or the transactions contemplated hereby or thereby, neither INS nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, are reasonably likely to have a material adverse effect on INS.

        (f) Information Supplied. None of the information supplied or to be supplied by INS specifically for inclusion or incorporation by reference in
     (i) the registration statement on Form S-4 to be filed with the SEC by Lucent in connection with the issuance of Lucent Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the INS Proxy Statement will, at the date it is first mailed to INS's stockholders or at the time of the INS Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The INS Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by INS with respect to statements made or incorporated by reference therein based on information supplied by Lucent specifically for inclusion or incorporation by reference in the INS Proxy Statement.

        (g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the Option Agreement or the transactions contemplated hereby or thereby and except as disclosed in the INS SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "INS Filed SEC Documents") or as disclosed in the Audited 1999 Financials, since June 27, 1999, INS and its subsidiaries have conducted their business only in the ordinary course, and since such date there has not been (1) any material adverse change in INS, (2) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of INS's capital stock (other than as expressly permitted by the terms of Section 4.01(a)(i)(C)), (3) any split, combination or reclassification of any of INS's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of INS's capital stock, (4) (A) any granting by INS or any of its subsidiaries to any current or former director, executive officer or other employee of INS or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation in the ordinary course of business consistent with past practice or as was required under any employment agreements in effect as of the date of the most recent financial statements included in the INS Filed SEC Documents and other than as expressly permitted by the terms of Section 4.01(a)(ii), (B) any granting by INS or any of its subsidiaries to any such current or former director, executive officer or employee of any increase in severance or termination pay, except to non-key employees in the ordinary course of business consistent with past practice, (C) any entry by INS or any of its subsidiaries into, or any amendments of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee, except with non-key employees in the ordinary course of business consistent with past practice or (D) any amendment to, or modification of, any INS Stock Option, (5) except insofar as may have been required by a change in GAAP, any change in accounting methods, principles or practices by INS or any of its subsidiaries materially affecting their respective assets, liabilities or businesses, (6) any tax election that individually or in the aggregate is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of INS or any of its subsidiaries or (7) any settlement or compromise of any material income tax liability.

        (h) Litigation. There is no suit, action or proceeding pending or, to the knowledge of INS, threatened against or affecting INS or any of its subsidiaries that, individually or in the aggregate, is reasonably likely to have a material adverse effect on INS nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against INS or any of its subsidiaries having, or which is reasonably likely to have, individually or in the aggregate, a material adverse effect on INS; provided that for purposes of this paragraph (h) any such suit, action, proceeding, judgment, decree, injunction, rule or order arising after the date hereof shall not be deemed to have a material adverse effect on INS if and to the extent such suit, action, proceeding, judgment, decree, injunction, rule or order (or any relevant part thereof) is based on this Agreement or the transactions contemplated hereby.

        (i) Compliance with Applicable Laws. (i) INS and its subsidiaries hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities (the "INS Permits") that are required for them to own, lease or operate their assets and to carry on their businesses, except where the failure to have any such INS Permits individually or in the aggregate is not reasonably likely to have a material adverse effect on INS. INS and its subsidiaries are in compliance in all material respects with the terms of the INS Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply individually or in the aggregate is not reasonably likely to have a material adverse effect on INS. No action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to INS or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of INS, threatened, other than, in each case, those the outcome of which individually or in the aggregate are not (A) reasonably likely to have a material adverse effect on INS or (B) reasonably likely to impair the ability of INS to perform its obligations under this Agreement, or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement; provided that for purposes of this paragraph (i)(i) any such action, demand, requirement or investigation or any such suit, action or proceeding arising after the date hereof shall not be deemed to have a material adverse effect on INS if and to the extent such action, demand, requirement or investigation or such suit, action or proceeding (or any relevant part thereof) is based on this Agreement or the transactions contemplated hereby.

        (ii) To INS's knowledge and except as is not, individually or in the aggregate, reasonably likely to have a material adverse effect on INS, (A) there have been no Releases of any Hazardous Materials at, on or under any facility or property currently or formerly owned, leased, or operated by INS or any of its subsidiaries, (B) neither INS nor any of its subsidiaries is the subject of any pending or threatened investigation or proceeding under Environmental Law relating in any manner to the off-site treatment, storage or disposal of any Hazardous Materials generated at any facility or property currently or formerly owned, leased or operated by INS or any of its subsidiaries and (C) neither INS nor any of its subsidiaries has assumed or otherwise agreed to be responsible for any liabilities arising under Environmental Law. The term "Environmental Law" means any and all applicable laws or regulations or other requirements of any Governmental Entity concerning the protection of human health or the environment. The term "Hazardous Materials" means all explosive or regulated radioactive materials, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos-containing materials, and all other materials or chemicals regulated under any Environmental Law. The term "Release" means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the environment.

        (j) Absence of Changes in Benefit Plans. Since the date of the most recent audited financial statements included in the INS Filed SEC Documents, there has not been any adoption or amendment by INS or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of INS or any of its wholly owned subsidiaries (collectively, the "INS Benefit Plans"), or any change in any actuarial or other assumption used to calculate funding obligations with respect to any INS pension plans, or any change in the manner in which contributions to any INS pension plans are made or the basis on which such contributions are determined.

        (k) ERISA Compliance. (i) With respect to the INS Benefit Plans, no event has occurred and, to the knowledge of INS, there exists no condition or set of circumstances, in connection with which INS or any of its subsidiaries could be subject to any liability that individually or in the aggregate is reasonably likely to have a material adverse effect on INS under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or any other applicable law.

        (ii) Each INS Benefit Plan has been administered in accordance with its terms, except for any failures so to administer any INS Benefit Plan that individually or in the aggregate are not reasonably likely to have a material adverse effect on INS. INS, its subsidiaries and all the INS Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate are not reasonably likely to have a material adverse effect on INS. Each INS Benefit Plan that is intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust established in connection with any INS Benefit Plan that is intended to be exempt from federal income taxation under
     Section 501(a) of the Code has received a determination letter from the IRS that such trust is so exempt. To the knowledge of INS, no fact or event has occurred since that date of any determination letter from the IRS which is reasonably likely to materially adversely affect the qualified status of any such INS Benefit Plan or the exempt status of any such trust. There are no pending or, to the knowledge of INS, threatened lawsuits, claims, grievances, investigations or audits of any INS Benefit Plan that, individually or in the aggregate, are reasonably likely to have a material adverse effect on INS.

        (iii) No INS Benefit Plan is a "defined benefit" plan (as defined in
     Section 3(35) of ERISA) or is subject to the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code and neither INS nor any of its subsidiaries has incurred any liability under Title IV of ERISA which has not been satisfied in full. No INS Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. No INS Benefit Plan is a "multiemployer plan" within the meaning of
     Section 3(37) of ERISA and neither INS nor any of its subsidiaries or affiliates (as defined in Section 8.03) has been required to contribute to any such multiemployer plan in the past six years.

        (iv) INS and its subsidiaries are in compliance with all federal, state and local requirements regarding employment, except for any failures to comply that individually or in the aggregate are not reasonably likely to have a material adverse effect on INS. Neither INS nor any of its subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by INS or any of its subsidiaries and no collective bargaining agreement is being negotiated by INS or any of its subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against INS or any of its subsidiaries pending or, to the knowledge of INS, threatened which may interfere with the respective business activities of INS or any of its subsidiaries, except where such dispute, strike or work stoppage individually or in the aggregate is not reasonably likely to have a material adverse effect on INS. As of the date of this Agreement, to the knowledge of INS, none of INS, any of its subsidiaries or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective business of INS or any of its subsidiaries, and there is no charge or complaint against INS or any of its subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing, in each case except where such actions, charges or complaints, individually or in the aggregate, are not reasonably likely to have a material adverse effect on INS.

        (v) No employee of INS will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any INS Benefit Plan as a result of the transactions contemplated by this Agreement, the Option Agreement or the Stockholder Agreement. No amount payable, or economic benefit provided, by INS or its subsidiaries (including any acceleration of the time of payment or vesting of any benefit) could be considered an "excess parachute payment" under Section 280G of the Code. No person is entitled to receive any additional payment from INS or its subsidiaries or any other person (a "Parachute Gross-Up Payment") in the event that the excise tax of Section 4999 of the Code is imposed on such person. The Board of Directors of INS or any of its subsidiaries has not granted to any person any right to receive any Parachute Gross-Up Payment.

        (vi) Except as provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, no INS Benefit Plan provides post-retirement health insurance plans, the total cost of which is not incurred by the former employee.

        (l) Taxes. (i) Each of INS and its subsidiaries has filed all material tax returns and reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate are not reasonably likely to have a material adverse effect on INS. INS and each of its subsidiaries has paid (or INS has paid on its behalf) all taxes shown as due on such returns, and the Audited 1999 Financials reflect an adequate reserve for all taxes payable by INS and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

        (ii) No deficiencies for any taxes have been proposed, asserted or assessed against INS or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate are not reasonably likely to have a material adverse effect on INS. The federal income tax returns of INS and each of its subsidiaries consolidated in such returns have closed by virtue of the applicable statute of limitations.

        (iii) Neither INS nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (iv) The INS Benefit Plans and other INS employee compensation arrangements in effect as of the date of this Agreement have been designed so that the disallowance of a material deduction under Section 162(m) of the Code for employee remuneration will not apply to any amounts paid or payable by INS or any of its subsidiaries under any such plan or arrangement and, to the knowledge of INS, no fact or circumstance exists that is reasonably likely to cause such disallowance to apply to any such amounts.

        (v) Neither INS nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code
     (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

        (vi) As used in this Agreement, "taxes" shall include all (x) federal, state, local or foreign income, property, sales, excise and other taxes or similar governmental charges, including any interest, penalties or additions with respect thereto, (y) liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (z) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).

        (m) Voting Requirements. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of INS Common Stock at the INS Stockholders Meeting to adopt this Agreement (the "INS Stockholder Approval") is the only vote of the holders of any class or series of INS's capital stock necessary to approve and adopt this Agreement, the Option Agreement and the transactions contemplated hereby and thereby.

        (n) State Takeover Statutes. The Board of Directors of INS (including the disinterested directors thereof) has approved the terms of this Agreement, the Option Agreement and the Stockholder Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement and such approval constitutes approval of the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement by the INS Board of Directors under the provisions of Section 203 of the DGCL and represents all the action necessary to ensure that such
     Section 203 does not apply to Lucent in connection with the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement. To the knowledge of INS, no other state takeover statute is applicable to the Merger or the other transactions contemplated hereby, by the Option Agreement and by the Stockholder Agreement.

        (o) Accounting Matters. Neither INS nor any of its affiliates has taken, failed to take or agreed to take any action that would prevent the business combination to be effected by the Merger to be accounted for as a pooling of interests.

        (p) Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by INS, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Option Agreement based upon arrangements made by or on behalf of INS. INS has furnished to Lucent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

        (q) Opinion of Financial Advisor. INS has received the written opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair from a financial point of view to the stockholders of INS (other than Lucent and its affiliates), a signed copy of which opinion has been or promptly will be delivered to Lucent.

        (r) Intellectual Property; Year 2000. (i) INS and its subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade secrets, trade names, service marks, copyrights and other proprietary intellectual property rights and computer programs (the "Intellectual Property Rights") which are material to the conduct of the business of INS and its subsidiaries.

        (ii) To the knowledge of INS, neither INS nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property Rights or other proprietary information of any other person, except for any such interference, infringement, misappropriation or other conflict which is not, individually or in the aggregate, reasonably likely to have a material adverse effect on INS. Neither INS nor any of its subsidiaries has received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or other conflict (including any claim that INS or any such subsidiary must license or refrain from using any Intellectual Property Rights or other proprietary information of any other person) which has not been settled or otherwise fully resolved. To INS's knowledge, no other person has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property Rights of INS or any of its subsidiaries, except for any such interference, infringement, misappropriation or other conflict which is not, individually or in the aggregate, reasonably likely to have a material adverse effect on INS.

        (iii) As the business of INS and its subsidiaries is presently conducted and proposed to be conducted without giving effect to any change with respect thereto that may be made by Lucent, to INS's knowledge, Lucent's use after the Closing of the Intellectual Property Rights which are material to the conduct of the business of INS and its subsidiaries taken as a whole will not interfere with, infringe upon, misappropriate or otherwise come into conflict with the Intellectual Property Rights of any other person.

        (iv) INS has taken reasonable steps to protect INS's rights in INS's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to INS, and, without limiting the foregoing, INS has and enforces a policy requiring (x) each employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Lucent and (y) each contractor to enter into an agreement containing provisions protecting INS's Intellectual Property and confidential information, and all current and former employees and contractors of INS have executed such agreements, except where the failure to do so is not reasonably expected to be material to INS.

        (v) INS has substantially completed a program directed at ensuring that its and its subsidiaries' software products (including prior and current software products and technology and software products and technology currently under development) will, when used in accordance with associated documentation on a specified platform or platforms that is or are year 2000 compliant, be capable upon installation of (i) operating in the same manner on dates in both the Twentieth and Twenty-First centuries and (ii) accurately processing, providing and receiving date data from, into and between the Twentieth and Twenty-First centuries, including the years 1999 and 2000, and making leap-year calculations and that, to the knowledge of INS, all other non-INS products (e.g., hardware, software and firmware) used by INS in or in combination with INS software products, properly exchange data with INS software products. In addition, INS has taken the necessary steps to ensure that operations and all material systems utilized to support such operations will not be materially adversely impacted by the year 2000 date change or any other date change. INS further represents and warrants: (i) the accuracy of year 2000 product information provided on its external website; and (ii) that based on all currently available information, INS believes it has sufficient resources to complete all necessary customer year 2000 upgrades.

        (s) Certain Contracts. Neither INS nor any of its subsidiaries is a party to or bound by any non-competition agreement or any other similar agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the business of INS and its subsidiaries is conducted.

        (t) Title to Properties. (i) Section 3.01(t) of the INS Disclosure Schedule sets forth a true and complete list of all material real property and leasehold property owned or leased by INS or any of its subsidiaries with required payments of over $400,000 per annum. Each of INS and its subsidiaries has good and valid title to, or valid leasehold interests in or valid rights to, all its material properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate do not materially interfere with its ability to conduct its business as currently conducted. All such material assets and properties, other than assets and properties in which INS or any of its subsidiaries has a leasehold interest, are free and clear of all Liens except for Liens that individually or in the aggregate do not materially interfere with the ability of INS and its subsidiaries to conduct their respective businesses as currently conducted.

        (ii) Each of INS and its subsidiaries has complied in all material respects with the terms of all leases listed in Section 3.01(t) of the INS Disclosure Schedule to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of INS and its subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for failures to do so that individually or in the aggregate is not reasonably likely to have a material adverse effect on INS.

        (u) INS Rights Agreement. The Board of Directors of INS has authorized its management to adopt a rights plan on customary terms (the "INS Rights Agreement") granting rights ("INS Rights") to stockholders of INS. The terms of the INS Rights Agreement will provide that (i) it is inapplicable to the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement, (ii) (1) neither Lucent nor Sub is deemed to be an Acquiring Person (as such term is to be defined in the INS Rights Agreement) pursuant to the INS Rights Agreement and (2) a Distribution Date, a Triggering Event or Stock Acquisition Date (as such terms are to be defined in the INS Rights Agreement) does not occur solely by reason of the execution and delivery of this Agreement, the Option Agreement, the Stockholder Agreement, the consummation of the Merger, or the consummation of the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement and (iii) the Acquiring Person threshold is 15%, and INS agrees that the foregoing provisions of the INS Rights Agreement may not be amended by INS without the prior written consent of Lucent.

     SECTION 3.02. Representations and Warranties of Lucent and Sub. Except as disclosed in the Lucent Filed SEC Documents or as set forth on the Disclosure Schedule delivered by Lucent to INS prior to the execution of this Agreement (the "Lucent Disclosure Schedule") and making reference to the particular subsection of this Agreement to which exception is being taken, Lucent and Sub represent and warrant to INS as follows:

        (a) Organization, Standing and Corporate Power. Each of Lucent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Lucent and Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate is not reasonably likely to have a material adverse effect on Lucent. Lucent has made available to INS prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws and the certificate of incorporation and by-laws of Sub, in each case as amended to the date of this Agreement.

        (b) Capital Structure. The authorized capital stock of Lucent consists of 6 billion shares of Lucent Common Stock and 250 million shares of preferred stock, par value $1.00 per share, of Lucent ("Lucent Authorized Preferred Stock"), of which 15 million shares have been designated Series A Junior Participating Preferred Stock (the "Lucent Junior Preferred Stock"). As of June 30, 1999, (i) approximately 3 billion shares of Lucent Common Stock were issued and outstanding, (ii) no shares of Lucent Junior Preferred Stock were issued and outstanding and (iii) other than the Lucent Junior Preferred Stock, no other shares of Lucent Authorized Preferred Stock have been designated or issued. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Lucent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Lucent may vote are issued or outstanding. All outstanding shares of capital stock of Lucent are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Lucent has made available to INS a complete and correct copy of the Rights Agreement dated as of April 4, 1996, as amended (the "Lucent Rights Agreement") between Lucent and The

     Bank of New York, as Rights Agent, relating to rights ("Lucent Rights") to purchase Lucent Junior Preferred Stock.

        (c) Authority; Noncontravention. Each of Lucent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Lucent has all requisite corporate power and authority to enter into the Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by Lucent and Sub, and the execution and delivery of the Option Agreement by Lucent, and the consummation by Lucent and Sub of the transactions contemplated by this Agreement and the consummation by Lucent of the transactions contemplated by the Option Agreement have been duly authorized by all necessary corporate action on the part of Lucent and Sub, as applicable. This Agreement has been duly executed and delivered by Lucent and Sub and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a legal, valid and binding obligation of Lucent and Sub, enforceable against each of them in accordance with its terms. The Option Agreement has been duly executed and delivered by Lucent, and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a legal, valid and binding obligation of Lucent, enforceable against Lucent in accordance with its terms. The execution and delivery of this Agreement and the Option Agreement do not, and the consummation of the transactions contemplated by this Agreement and the Option Agreement and compliance with the provisions of this Agreement and the Option Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Lucent or Sub under, (i) the certificate of incorporation or by-laws of Lucent or Sub, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, concession, franchise, license or similar authorization applicable to Lucent or Sub or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, (A) any judgment, order or decree or (B) any statute, law, ordinance, rule or regulation, in each case, applicable to Lucent or Sub or their respective properties or assets, other than, in the case of clauses
     (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to
     (x) have a material adverse effect on Lucent, (y) impair the ability of Lucent or Sub to perform its obligations under this Agreement or, in the case of Lucent, to perform its obligations under the Option Agreement or
     (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or, in the case of Lucent, the Option Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Lucent or Sub in connection with the execution and delivery of this Agreement by Lucent and Sub or the execution and delivery of the Option Agreement by Lucent or the consummation by Lucent and Sub of the transactions contemplated by this Agreement or the consummation by Lucent of the transactions contemplated by the Option Agreement, except for (1) the filing of a premerger notification and report form by Lucent under the HSR Act and any applicable filings and approvals under similar foreign antitrust or competition laws and regulations; (2) the filing with the SEC of (A) the Form S-4 and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement, the Option Agreement and the Stockholder Agreement and the transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement;

     (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Lucent is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the NYSE to permit the shares of Lucent Common Stock that are to be issued in the Merger to be listed on the NYSE; and (5) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be made or obtained individually or in the aggregate is not reasonably likely to (x) have a material adverse effect on Lucent, (y) impair the ability of Lucent or Sub to perform its obligations under this Agreement or, in the case of Lucent, to perform its obligations under the Option Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or, in the case of Lucent, the Option Agreement.

        (d) SEC Documents; Undisclosed Liabilities. Lucent has filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since October 1, 1997 (collectively, the "Lucent SEC Documents"). As of their respective dates, the Lucent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Lucent SEC Documents, and none of the Lucent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Lucent SEC Document has been revised or superseded by a later filed Lucent SEC Document, none of the Lucent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Lucent included in the Lucent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with the Accounting Rules, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Lucent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement or the Option Agreement or the transactions contemplated hereby or thereby, neither Lucent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, are reasonably likely to have a material adverse effect on Lucent.

        (e) Information Supplied. None of the information supplied or to be supplied by Lucent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the INS Proxy Statement will, at the date it is first mailed to INS's stockholders or at the time of the INS Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated

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

     therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Lucent with respect to statements made or incorporated by reference therein based on information supplied by INS specifically for inclusion or incorporation by reference in the Form S-4.

        (f) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement, the Option Agreement or the Stockholder Agreement or the transactions contemplated hereby or thereby and except as disclosed in the Lucent SEC Documents filed and publicly available prior to the date of this Agreement (the "Lucent Filed SEC Documents"), since March 31, 1999, Lucent and its subsidiaries have conducted their business only in the ordinary course, and there has not been any material adverse change in Lucent.

        (g) Voting Requirements. No vote of the holders of shares of Lucent Common Stock or any other class or series of capital stock of Lucent is necessary to approve and adopt this Agreement, the Option Agreement and the Stockholder Agreement and the transactions contemplated hereby and thereby.

        (h) Tax Matters. Neither Lucent nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (i) Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        (j) Litigation. There is no suit, action or proceeding pending, or to the knowledge of Lucent, threatened against or affecting Lucent or any of its subsidiaries that, individually or in the aggregate, is reasonably likely to have a material adverse effect on Lucent nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Lucent or any of its subsidiaries having, or which is reasonably likely to have, individually or in the aggregate, a material adverse effect on Lucent; provided that, for purposes of this paragraph (j), any such suit, action, proceeding, judgment, decree, injunction, rule or order arising after the date hereof shall not be deemed to have a material adverse effect on Lucent if and to the extent such suit, action proceeding, judgment, decree, injunction, rule or order (or any relevant part thereof) is based on this Agreement, the Option Agreement or the transactions contemplated hereby or thereby.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.01. Conduct of Business. (a) Conduct of Business by INS. Except as set forth in Section 4.01(a) of the INS Disclosure Schedule, as otherwise expressly contemplated by this Agreement or the Option Agreement or as consented to in writing by Lucent, during the period from the date of this Agreement to the Effective Time, INS shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use commercially reasonable efforts to (x) preserve intact their current business organizations, (y) keep available the services of their current officers and other key

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

employees and (z) preserve their relationships with those persons having business dealings with them, in each case to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, INS shall not, and shall not permit any of its subsidiaries to:

        (i) other than dividends and distributions (including liquidating distributions) by a direct or indirect wholly owned subsidiary of INS to its parent, (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of INS or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than pursuant to (A) the exercise of existing stock repurchase rights outstanding as of the date hereof in accordance with the present terms of the INS Stock Plans, (B) a claim made against the escrow fund established in connection with INS's acquisition of VitalSigns Software, Inc. in accordance with the present terms of the escrow fund or (C) the declaration and payment of a dividend consisting of INS Rights in connection with the implementation of the INS Rights Agreement;

        (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (w) the issuance of the INS Rights, (x) the issuance of INS Stock Options granted consistent with past practice to employees (other than executive officers) of INS representing in the aggregate not more than 1,200,000 shares of INS Common Stock (net of INS Stock Option cancelations), if issued within the three month period commencing on the date of this Agreement and, if applicable, up to an additional 400,000 shares of INS Common Stock (net of INS Stock Option cancelations) per month for each month thereafter, (y) the issuance of INS Common Stock upon the exercise of (A) INS Stock Options, (B) the Warrant and (C) the INS Rights, in each case outstanding as of the date hereof in accordance with their present terms, or upon the exercise of the INS Stock Options referred to in clause (x) in accordance with their terms or (z) the issuance of INS Common Stock pursuant to the ESPP in accordance with its present terms and not in violation of this Agreement;

        (iii) amend INS's certificate of incorporation, by-laws or other comparable organizational documents;

        (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing assets of, or by any other manner, any business or any person;

        (v) sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

        (vi) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of INS or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business (or to refund existing or maturing indebtedness) consistent with past practice and except for intercompany indebtedness between INS and any of its subsidiaries or between such subsidiaries, or (y) make any loans, advances or capital contributions to, or investments in, any other person, except for employee loans or employee advances made in the ordinary course of business consistent with past practice;

        (vii) make or agree to make any new capital expenditure or expenditures which, individually, are in excess of $1.0 million or, in the aggregate, are in excess of $5.0 million;

        (viii) make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of INS or any of its subsidiaries or settle or compromise any material income tax liability;

        (ix) (x) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the Audited 1999 Financials or incurred since the date of such financial statements, or (y) waive the benefits of, agree to modify in any manner, terminate, release any person from or fail to enforce any confidentiality, standstill or similar agreement to which INS or any of its subsidiaries is a party or of which INS or any of its subsidiaries is a beneficiary;

        (x) except as required by law or contemplated hereby and except for labor agreements negotiated in the ordinary course, enter into, adopt or amend or terminate any INS Benefit Plan or any other agreement, plan or policy involving INS or its subsidiaries, and one or more of its directors, officers or employees, or change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan, or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

        (xi) except for normal increases in the ordinary course of business consistent with past practice or as contemplated hereby or by the terms of any employment agreement the existence of which does not constitute a violation of this Agreement, increase the cash compensation of any director, officer or other employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any such person;

        (xii) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property Rights of INS and its subsidiaries other than in the ordinary course of business consistent with past practices; provided that in no event shall INS license on an exclusive basis or sell any Intellectual Property Rights of INS and its subsidiaries;

        (xiii) enter into or amend any agreements pursuant to which any person is granted exclusive marketing, manufacturing or other rights with respect to any INS product, process or technology;

        (xiv) take any action that would, or that is reasonably likely to, (A) result in any representation or warranty made by INS becoming untrue or inaccurate such that the condition set forth in Section 6.02(a) would not be satisfied or (B) result in any other condition to the Merger set forth in Article VI not being satisfied; or

        (xv) authorize, commit or agree to take any of the foregoing actions.

     (b) Advice of Changes. INS and Lucent shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it (and, in the case of Lucent, made by Sub) contained in this Agreement or the Option Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.02(a) or Section 6.03(a), respectively, would not be satisfied, (ii) the failure by it (and, in the case of Lucent, by Sub) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the Option Agreement and (iii) any change or event causing, or which is reasonably likely to cause, any of the conditions set forth in Article VI not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement or the Option Agreement.

     SECTION 4.02. No Solicitation by INS. (a) INS shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the date of the INS Stockholders Meeting (the "Applicable Period"), the Board of Directors of INS determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to INS's stockholders under applicable law, INS and its representatives may, in response to a Superior Proposal which was not solicited by it or which did not otherwise result from a breach of this Section 4.02(a), and subject to providing prior written notice of its decision to take such action to Lucent (a "Section 4.02 Notice") and compliance with Section 4.02(c), (x) furnish information with respect to INS and its subsidiaries to any person making a Superior Proposal pursuant to a customary confidentiality agreement (as determined by INS after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such Superior Proposal. For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of INS and its subsidiaries, taken as a whole, or 15% or more of any class or series of equity securities of INS or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class or series of equity securities of INS or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving INS or any of its subsidiaries, other than the transactions contemplated by this Agreement.

     (b) Neither the Board of Directors of INS nor any committee thereof shall
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Lucent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing (each, an "Acquisition Agreement") related to any Takeover Proposal, other than any such agreement entered into concurrently with a termination pursuant to the next sentence in order to facilitate such action. Notwithstanding the foregoing, during the Applicable Period, in response to a Superior Proposal which was not solicited by INS and which did not otherwise result from a breach of

Section 4.02(a), if the Board of Directors of INS determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to INS's stockholders under applicable law, the Board of Directors of INS may (subject to this and the following sentence) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause INS to enter into any Acquisition Agreement with respect to any Superior Proposal), but only at a time that is during the Applicable Period and is after the tenth business day following Lucent's receipt of written notice advising Lucent that the Board of Directors of INS is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of INS Common Stock then outstanding or all or substantially all the assets of INS and otherwise on terms which the Board of Directors of INS determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to INS's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of INS, is reasonably capable of being obtained by such third party.

     (c) In addition to the obligations of INS set forth in paragraphs (a) and
(b) of this Section 4.02, INS shall promptly (and no later than 48 hours) advise Lucent orally and in writing of any request for information or of any inquiry with respect to a Takeover Proposal, the material terms and conditions of such request, inquiry or Takeover Proposal and the identity of the person making such request, inquiry or Takeover Proposal. INS will promptly keep Lucent informed of the status and details (including amendments or changes or proposed amendments or changes) of any such request, inquiry or Takeover Proposal.

     (d) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit INS from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to INS's stockholders if, in the good faith judgment of the Board of Directors of INS, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that neither INS nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.01. Preparation of the Form S-4 and the INS Proxy Statement; INS Stockholders Meeting. (a) As soon as practicable following the date of this Agreement, Lucent and INS shall prepare and INS shall file with the SEC the INS Proxy Statement and Lucent and INS shall prepare and Lucent shall file with the SEC the Form S-4, in which the INS Proxy Statement will be included as a prospectus. Each of INS and Lucent shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. INS will use all reasonable efforts to cause the INS Proxy Statement to be mailed to INS's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Lucent shall also take any action (other than qualifying to do business in any jurisdiction in

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

which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Lucent Common Stock in the Merger and INS shall furnish all information concerning INS and the holders of capital stock of INS as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the INS Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Form S-4 will be made by Lucent, or the INS Proxy Statement will be made by INS, without providing the other party a reasonable opportunity to review and comment thereon. Lucent will advise INS, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Lucent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. INS will advise Lucent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the INS Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to INS or Lucent, or any of their respective affiliates, officers or directors, should be discovered by INS or Lucent which should be set forth in an amendment or supplement to any of the Form S-4 or the INS Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of INS.

     (b) INS shall, as soon as practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the "INS Stockholders Meeting") solely for the purpose of obtaining the INS Stockholder Approval. INS shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing but subject to its right to terminate this Agreement pursuant to Section 4.02(b), INS agrees that its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to INS of any Takeover Proposal.

     SECTION 5.02. Letters of INS's Accountants. (a) INS shall use reasonable efforts to cause to be delivered to Lucent two letters from INS's independent public accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Lucent, in form and substance reasonably satisfactory to Lucent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) INS shall provide all reasonable cooperation to each of Lucent's independent public accountants and INS's independent public accountants to enable them to issue the letters referred to in Section 6.02(d) and shall use all reasonable efforts to cause them to do so.

     SECTION 5.03. Letters of Lucent's Accountants. (a) Lucent shall use reasonable efforts to cause to be delivered to INS two letters from Lucent's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to INS, in form and substance reasonably satisfactory to INS and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) Lucent shall provide all reasonable cooperation to each of Lucent's independent public accountants and INS's independent public accountants to enable them to issue the letters referred to in Section 6.02(d) and shall use all reasonable efforts to cause them to do so, unless Section 6.02(d) is otherwise waived by Lucent.

     SECTION 5.04. Access to Information; Confidentiality. Upon reasonable notice and subject to the Confidentiality Agreement dated April 23, 1999, between Lucent and INS (the "Confidentiality Agreement"), INS shall, and shall cause each of its subsidiaries to, afford to Lucent and to its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, INS shall, and shall cause each of its subsidiaries to, furnish promptly to Lucent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Lucent may reasonably request (including INS's outside accountants work papers). INS shall not be required to provide access to or disclose information where such access or disclosure would contravene any law, rule, regulation, order or decree. No review pursuant to this Section 5.04 shall have an effect for the purpose of determining the accuracy of any representation or warranty given by either party hereto to the other party hereto. Lucent will hold, and will cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

     SECTION 5.05. Commercially Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Option Agreement or the Stockholder Agreement or the consummation of the transactions contemplated by this Agreement, the Option Agreement or the Stockholder Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, the Option Agreement and the Stockholder Agreement.

     (b) In connection with and without limiting the foregoing, INS and its Board of Directors and Lucent and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, the Option Agreement, the Stockholder Agreement or any of the other transactions contemplated by this Agreement, the Option Agreement or the Stockholder Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Option Agreement, the Stockholder Agreement or any other transaction contemplated by this Agreement, the Option Agreement or the Stockholder Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Option Agreement and the Stockholder Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement.

     SECTION 5.06. Stock Options. (a) As soon as practicable following the date of this Agreement, the Board of Directors of INS (or, if appropriate, any committee thereof administering the INS Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

        (i) adjust the terms of all outstanding INS Stock Options granted under the INS Stock Plans, whether vested or unvested, as necessary to provide that, at the Effective Time, each INS Stock Option outstanding immediately prior to the Effective Time shall be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such INS Stock Option the number of shares of Lucent Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of INS Common Stock subject to such INS Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of Lucent Common Stock (rounded to the nearest one-hundredth of a cent) equal to (x) the exercise price per share of such INS Common Stock immediately prior to the Effective Time divided by (y) the Exchange Ratio (each, as so adjusted, an "Adjusted Option"); and

        (ii) make such other changes to the INS Stock Plans as INS and Lucent may agree are appropriate to give effect to the Merger.

     (b) As soon as practicable after the Effective Time, Lucent shall deliver to the holders of INS Stock Options appropriate notices setting forth such holders' rights pursuant to the respective INS Stock Plans and the agreements evidencing the grants of such INS Stock Options and that such INS Stock Options and agreements shall be assumed by Lucent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section
5.06 after giving effect to the Merger).

     (c) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by following procedures to be communicated by Lucent with the notice contemplated by Section 5.06(b), together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related INS Stock Plan.

     (d) Except as otherwise contemplated by this Section 5.06 and except to the extent required under the respective terms of the INS Stock Options or under the respective terms of the change of control agreements with certain employees of INS as in effect on the date hereof, all restrictions or limitations on transfer and vesting with respect to INS Stock Options awarded under the INS Stock Plans or any other plan, program or arrangement of INS or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Lucent as set forth above.

     (e) After the Closing and within five business days after receipt by Lucent of all required information from INS, Lucent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Lucent Common Stock equal to the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as the Adjusted Options remain outstanding. INS shall cooperate with, and assist Lucent in the preparation of, such registration statement.

     (f) INS shall take, or cause to be taken, all action necessary to amend the ESPP to terminate the ESPP and all future offering periods thereunder, in each case, effective as of the date that is five business days prior to the Closing Date. Within one month after the Closing Date, employees of INS will become eligible to participate in Lucent's employee stock purchase plan, subject to the terms and conditions of such plan.

     SECTION 5.07. Employee Matters. (a) As soon as practicable after the Closing Date (the "Benefits Date"), Lucent shall provide, or cause to be provided, employee benefit plans, programs and arrangements to employees of INS that are the same as those made generally available to similarly situated non-represented employees of Lucent who are hired by Lucent after December 31, 1998. From the Effective Time to the Benefits Date (which the parties acknowledge may occur on different dates with respect to different plans, programs or arrangements of Lucent), Lucent shall provide, or cause to be provided, the employee benefit plans, programs and arrangements of INS (other than equity-based plans, programs and arrangements) provided to employees of INS as of the date hereof.

     (b) With respect to each benefit plan, program, practice, policy or arrangement maintained by Lucent (the "Lucent Plans") in which employees of INS subsequently participate, (i) service with INS and its subsidiaries prior to the Effective Time shall be credited against all service and waiting period requirements under the Lucent Plans (provided that such recognition shall not be for the purpose of determining (x) retirement benefits under Lucent's defined benefit pension plans (unless otherwise required by law) or (y) any Lucent subsidy under Lucent's retiree health plans), (ii) the Lucent Plans shall not provide any pre-existing condition exclusions and (iii) the deductibles, copayments and out-of-pocket maximums in effect under the Lucent Plans shall be reduced by any deductibles, copayments and out-of-pocket maximums paid by such individuals under the INS Benefit Plans for the plan year in which the Effective Time occurs.

     SECTION 5.08. Indemnification, Exculpation and Insurance. (a) Lucent agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of INS and its subsidiaries as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of INS (as each is in effect on the date hereof), the existence of which does not constitute a breach of this Agreement, shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Lucent shall cause the Surviving Corporation to honor all such rights.

     (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any person, or otherwise dissolves the Surviving Corporation, then, and in each such case, Lucent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.08.

     (c) Lucent shall, at its option, for a period of not less than six years after the Effective Time, either (i) maintain INS's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time ("D&O Insurance") with respect to those persons who are currently covered by INS's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof or (ii) cause to be provided by a reputable insurance company coverage no less favorable to such directors or officers, as the case may be, than the D&O Insurance, in each case so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid for the D&O Insurance prior to the date of this Agreement (such 200% amount the "Maximum Premium"). If the existing or substituted directors' and officers' liability insurance expires, is terminated or canceled during such six-year period, Lucent will obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium. INS represents that the Maximum Premium is $350,000.

     (d) The provisions of this Section 5.08 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     SECTION 5.09. Fees and Expenses. (a) All fees and expenses incurred in connection with the Merger, this Agreement, the Option Agreement, the Stockholder Agreement and the transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Lucent and INS shall bear and pay one-half of (1) the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the INS Proxy Statement (including SEC filing fees) and (2) the filing fees for the premerger notification and report forms under the HSR Act. Lucent shall file any return with respect to, and shall pay, any state or local taxes (including any penalties or interest with respect thereto), if any, which are attributable to the transfer of the beneficial ownership of INS's real property (collectively, the "Real Estate Transfer Taxes") as a result of the Merger (other than any such taxes that are solely the obligations of a stockholder of INS, in which case INS shall pay any such taxes). INS shall cooperate with Lucent in the filing of such returns including, in the case of INS, supplying in a timely manner a complete list of all real property interests held by INS and any information with respect to such property that is reasonably necessary to complete such returns. The fair market value of any real property of INS subject to the Real Estate Transfer Taxes shall be as agreed to between Lucent and INS.

     (b) In the event that (1) a bona fide Takeover Proposal shall have been made known to INS or any of its subsidiaries or has been made directly to the stockholders of INS generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter this Agreement is terminated by either Lucent or INS pursuant to Section 7.01(b)(i) or (ii) or (2) this Agreement is terminated (x) by INS pursuant to Section 7.01(f) or (y) by Lucent pursuant to Section 7.01(d),

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

then INS shall promptly, but in no event later than the date of such termination, pay Lucent a fee equal to $110 million (the "Termination Fee"), payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Lucent pursuant to clause (1) of this paragraph (b) or pursuant to a termination by Lucent pursuant to Section 7.01(d) unless and until within 15 months of such termination INS or any of its subsidiaries enters into any Acquisition Agreement or consummates any Takeover Proposal (for the purposes of the foregoing proviso the terms "Acquisition Agreement" and "Takeover Proposal" shall have the meanings assigned to such terms in Section 4.02 except that the references to "15%" in the definition of "Takeover Proposal" in Section 4.02(a) shall be deemed to be references to "35%" and "Takeover Proposal" shall only be deemed to refer to a transaction involving INS, or with respect to assets (including the shares of any subsidiary), INS and its subsidiaries, taken as a whole, and not any of its subsidiaries alone), in which event the Termination Fee shall be payable upon the first to occur of such events. INS acknowledges that the agreements contained in this Section 5.09(b) are an integral part of the transactions contemplated by this Agreement, and that without these agreements Lucent would not enter into this Agreement; accordingly, if INS fails promptly to pay the amount due pursuant to this
Section 5.09(b), and, in order to obtain such payment, Lucent commences a suit which results in a judgment against INS for the fee set forth in this Section 5.09(b), INS shall pay to Lucent its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

     SECTION 5.10. Public Announcements. Lucent and INS will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, the Option Agreement and the Stockholder Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, the SEC, court process or by obligations pursuant to any listing agreement with any national securities exchange or national trading system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 5.11. Affiliates. INS shall deliver to Lucent at least 30 days prior to the Closing Date, a letter identifying all persons who are, at the time of such letter, "affiliates" of INS for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. INS shall use reasonable efforts to cause each such person to deliver to Lucent at least 30 days prior to the Closing Date, a written agreement substantially in the form attached as Exhibit A hereto. Lucent shall use reasonable efforts to cause all persons who are "affiliates" of Lucent for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to deliver to INS at least 30 days prior to the Closing Date, a written agreement complying with the fourth paragraph of Exhibit A hereto.

     SECTION 5.12. Listings. Lucent shall use reasonable efforts to cause the Lucent Common Stock issuable in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date. INS shall use reasonable efforts to cause the shares of INS Common Stock to be issued pursuant to the Option Agreement to be approved for quotation on Nasdaq, subject to official notice

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

of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

     SECTION 5.13. Litigation. INS shall give Lucent the opportunity to participate in the defense of any litigation against INS and/or its directors relating to the transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement.

     SECTION 5.14. Tax Treatment. Each of Lucent and INS shall use reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code and to obtain the opinions of counsel referred to in Sections 6.02(c) and 6.03(c), including the execution of the letters of representation referred to therein.

     SECTION 5.15. Pooling of Interests. Each of INS and Lucent shall use reasonable efforts to cause the transactions contemplated by this Agreement, including the Merger, the Option Agreement and the Stockholder Agreement to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and each of INS and Lucent agrees that it shall take no action that would cause such accounting treatment not to be obtained.

     SECTION 5.16. Stockholder Agreement Legend. INS will inscribe upon any certificate representing Subject Shares (as defined in the Stockholder Agreement) tendered by the Stockholder (as defined in the Stockholder Agreement) in connection with any proposed transfer of any Subject Shares by the Stockholder in accordance with the terms of the Stockholder Agreement the following legend: "THE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF INTERNATIONAL NETWORK SERVICES, REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDER AGREEMENT DATED AS OF AUGUST 9, 1999, AND ARE SUBJECT TO THE TERMS THEREOF. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF INTERNATIONAL NETWORK SERVICES."; and INS will return such certificate containing such inscription to the Stockholder within three business days following INS's receipt thereof.

     SECTION 5.17. Rights Agreement. INS's Board of Directors shall not, without the prior written consent of Lucent, (a) amend the INS Rights Agreement after it is adopted or (b) take any action with respect to, or make any determination under, the INS Rights Agreement, including, a redemption of the INS Rights or any action to facilitate a Takeover Proposal.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.01. Conditions to Each Party's Obligation To Effect the
Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) INS Stockholder Approval. The INS Stockholder Approval shall have been obtained.

        (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

        (c) No Litigation. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Re-

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

     straints") shall be in effect, and there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity (i) preventing the consummation of the Merger, (ii) prohibiting or limiting the ownership or operation by INS or Lucent and their respective subsidiaries of any material portion of the business or assets of INS or Lucent and their respective subsidiaries taken as a whole, or compelling INS or Lucent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of INS or Lucent and their respective subsidiaries taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement, the Option Agreement or the Stockholder Agreement or (iii) which otherwise is reasonably likely to have a material adverse effect on INS or Lucent, as applicable; provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

        (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

        (e) NYSE Listing. The shares of Lucent Common Stock issuable to INS's stockholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

     SECTION 6.02. Conditions to Obligations of Lucent and Sub. The obligation of Lucent and Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

        (a) Representations and Warranties. The representations and warranties of INS set forth herein shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on INS. Lucent shall have received a certificate signed on behalf of INS by the chief executive officer of INS to such effect.

        (b) Performance of Obligations of INS. INS shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Lucent shall have received a certificate signed on behalf of INS by the chief executive officer of INS to such effect.

        (c) Tax Opinions. Lucent shall have received from Cravath, Swaine & Moore, counsel to Lucent, on the date on which the Form S-4 is declared effective by the SEC and on the Closing Date, an opinion, in each case dated as of such respective date and stating that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of Lucent, Sub and INS, in each case, in form and substance reasonably satisfactory to such tax counsel.

        (d) Pooling Letters. Each of Lucent and INS shall have received letters, dated as of the Closing Date, in each case addressed to Lucent and INS, from PricewaterhouseCoopers LLP stating in substance that PricewaterhouseCoopers LLP concurs with the conclusion of Lucent's and INS's management that no conditions exist that would preclude accounting for the merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

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

     SECTION 6.03. Conditions to Obligations of INS. The obligation of INS to effect the Merger is further subject to satisfaction or waiver of the following conditions:

        (a) Representations and Warranties. The representations and warranties of Lucent and Sub set forth herein shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Lucent. INS shall have received a certificate signed on behalf of Lucent by an authorized signatory of Lucent to such effect.

        (b) Performance of Obligations of Lucent and Sub. Lucent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. INS shall have received a certificate signed on behalf of Lucent by an authorized signatory of Lucent to such effect.

        (c) Tax Opinions. INS shall have received from Wilson Sonsini Goodrich & Rosati, counsel to INS, on the date on which the Form S-4 is declared effective by the SEC and on the Closing Date, an opinion, in each case dated as of such respective date and stating that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of INS, Sub and Lucent, in each case, in form and substance reasonably satisfactory to such tax counsel.

     SECTION 6.04. Frustration of Closing Conditions. None of Lucent, Sub or INS may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, the Option Agreement and the Stockholder Agreement, as required by and subject to Section 5.05.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the INS Stockholder
Approval:

        (a) by mutual written consent of Lucent, Sub and INS;

        (b) by either Lucent or INS:

            (i) if the Merger shall not have been consummated by April 30, 2000; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

            (ii) if the INS Stockholder Approval shall not have been obtained at an INS Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

            (iii) if any Restraint having any of the effects set forth in
        Section 6.01(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to

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

        terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used reasonable efforts to prevent the entry of and to remove such Restraint;

        (c) by Lucent, if INS shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
     (A) would give rise to the failure of a condition set forth in Section 6.02(a) or (b), and (B) is incapable of being or has not been cured by INS within 30 calendar days after giving written notice to INS of such breach or failure to perform;

        (d) by Lucent, if INS or any of its directors or officers shall participate in discussions or negotiations in breach of Section 4.02;

        (e) by INS, if Lucent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform
     (A) would give rise to the failure of a condition set forth in Section 6.03(a) or (b), and (B) is incapable of being or has not been cured by Lucent within 30 calendar days after the giving of written notice to Lucent of such breach or failure to perform; or

        (f) by INS in accordance with Section 4.02(b); provided that, in order for the termination of this Agreement pursuant to this paragraph (f) to be deemed effective, INS shall have complied with all provisions of Section 4.02, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee, of Section 5.09.

     SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either INS or Lucent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Lucent or INS, other than the provisions of Section 3.01(p), the last sentence of Section 5.04, Section 5.09, this Section 7.02 and
Article VIII, which provisions survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     SECTION 7.03. Amendment. This Agreement may be amended by the parties at any time before or after the INS Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of INS or the approval of the stockholders of Lucent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section
7.04 shall, in order to be effective, require, in the case of Lucent or INS, action by its Board of Directors or, with respect to any

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

amendment to this Agreement, the duly authorized committee of its Board of Directors to the extent permitted by law.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Lucent or Sub, to

           Lucent Technologies Inc.
        600 Mountain Avenue
        Room 6A 311
        Murray Hill, NJ 07974

        Telecopy No.: Separately supplied

           Attention: Pamela F. Craven
                      Vice President-Law

           with a copy to:

        Cravath, Swaine & Moore
        Worldwide Plaza
        825 Eighth Avenue
        New York, NY 10019

        Telecopy No.: Separately supplied

           Attention: Robert A. Kindler
                      Robert I. Townsend, III; and

     (b) if to INS, to

           International Network Services
        1213 Innsbruck Drive
        Sunnyvale, CA 94089

        Telecopy No.: Separately supplied

        Attention: Susan H. Thornton

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

           with a copy to:

           Wilson Sonsini Goodrich & Rosati
        650 Page Mill Road
        Palo Alto, CA 94304

        Telecopy No.: Separately supplied

        Attention: Elizabeth Flint

     SECTION 8.03. Definitions.  For purposes of this Agreement:

        (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

        (b) "business day" means any day other than Saturday, Sunday or any other day on which banks are legally permitted to be closed in New York;

        (c) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers after reasonable inquiry;

        (d) "material adverse change" or "material adverse effect" means, when used in connection with INS or Lucent, any change, effect, event, occurrence, condition or development or state of facts that is materially adverse to the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, condition, development or state of facts (i) relating to the economy or securities markets in general, (ii) relating to the industries in which such party operates in general, (iii) arising as a result of this Agreement or the transactions contemplated hereby or the announcement or pendency thereof (including (w) actions by customers or competitors, (x) loss of personnel, customers, resellers or referrals, (y) the delay or cancelation of orders for services and products and (z) any failure by INS to meet any revenue or earnings predictions or expectations to the extent resulting from the foregoing clauses (w), (x) and (y)) or
     (iv) in the case of INS, litigation brought or threatened against INS or any member of its Board of Directors in respect of this Agreement;

        (e) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

        (f) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this

Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein), the Option Agreement, the Stockholder Agreement and the Confidentiality Agreement
(a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.06, and Section 5.08, are not intended to confer upon any person other than the parties any rights or remedies.

     SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.09. Enforcement. Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

     SECTION 8.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, Lucent, Sub and INS have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          LUCENT TECHNOLOGIES INC.,

                                          by      /s/ PATRICIA F. RUSSO

                                            ------------------------------------
                                            Name: Patricia F. Russo
                                            Title:  Executive Vice President,
                                                 Strategy and
                                                 Corporate Operations

                                          INTREPID MERGER INC.,

                                          by      /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title:   Vice President, Secretary
                                                     and Treasurer

                                          INTERNATIONAL NETWORK SERVICES,

                                          by        /s/ JOHN L. DREW

                                            ------------------------------------
                                            Name: John L. Drew
                                            Title:  President and Chief
                                                 Executive Officer

                                                                         ANNEX I
                                                         TO THE MERGER AGREEMENT

                             INDEX OF DEFINED TERMS

TERM                                 PAGE
----                                 ----
Accounting Rules...................    8
Acquisition Agreement..............   20
Adjusted Option....................   23
affiliate..........................   30
Agreement..........................    1
Applicable Period..................   19
Audited 1999 Financials............    5
Benefits Date......................   23
business day.......................   30
Certificate of Merger..............    2
Certificates.......................    3
Closing............................    1
Closing Date.......................    1
Code...............................    1
Common Shares Trust................    4
Confidentiality Agreement..........   22
control............................   30
D&O Insurance......................   24
DGCL...............................    1
Effective Time.....................    2
Environmental Law..................   10
ERISA..............................   10
ESPP...............................    6
Excess Shares......................    4
Exchange Act.......................    7
Exchange Agent.....................    3
Exchange Fund......................    3
Exchange Ratio.....................    2
Form S-4...........................    8
GAAP...............................    8
Governmental Entity................    7
Hazardous Materials................   10
HSR Act............................    7
INS................................    1
INS Authorized Preferred Stock.....    6
INS Benefit Plans..................   10
INS Common Stock...................    1
INS Disclosure Schedule............    5
INS Filed SEC Documents............    9

TERM                                 PAGE
----                                 ----
INS Permits........................    9
INS Proxy Statement................    7
INS Rights.........................   14
INS Rights Agreement...............   14
INS SEC Documents..................    8
INS Stock Options..................    6
INS Stock Plans....................    6
INS Stockholder Approval...........   12
INS Stockholders Meeting...........   21
Intellectual Property Rights.......   13
knowledge..........................   30
Liens..............................    6
Lucent.............................    1
Lucent Authorized Preferred
  Stock............................   14
Lucent Common Stock................    2
Lucent Disclosure Schedule.........   14
Lucent Filed SEC Documents.........   17
Lucent Junior Preferred Stock......   15
Lucent Plans.......................   24
Lucent Rights......................   15
Lucent Rights Agreement............   15
Lucent SEC Documents...............   16
material adverse change............   30
material adverse effect............   30
Maximum Premium....................   24
Merger.............................    1
Merger Consideration...............    2
Nasdaq.............................    8
NYSE...............................    4
Option Agreement...................    1
Parachute Gross-Up Payment.........   11
person.............................   30
Real Estate Transfer Taxes.........   25
Release............................   10
Restraints.........................   26
SARs...............................    6
SEC................................    7
Section 4.02 Notice................   19
Securities Act.....................    8

TERM                                 PAGE
----                                 ----
Stockholder........................    1
Stockholder Agreement..............    1
Sub................................    1
subsidiary.........................   31
Superior Proposal..................   20

TERM                                 PAGE
----                                 ----
Surviving Corporation..............    1
Takeover Proposal..................   19
taxes..............................   12
Termination Fee....................   25
Warrant............................    6

                                                                       EXHIBIT A
                                                         TO THE MERGER AGREEMENT

                            FORM OF AFFILIATE LETTER

Dear Sirs:

     The undersigned, a holder of shares of common stock, par value $.001 per share ("INS Common Stock"), of International Network Services, a Delaware corporation ("INS"), is entitled to receive in connection with the merger (the "Merger") of a subsidiary of Lucent Technologies Inc., a Delaware corporation ("Lucent"), with and into INS, securities of Lucent, as the parent of the surviving corporation in the Merger (the "Lucent Securities"). The undersigned acknowledges that the undersigned may be deemed an "affiliate" of INS within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "SEC") and may be deemed an "affiliate" of INS for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, although nothing contained herein should be construed as an admission of either such fact.

     If in fact the undersigned were an affiliate under the Securities Act, the undersigned's ability to sell, assign or transfer the Lucent Securities received by the undersigned in exchange for any shares of INS Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Lucent will not be required to maintain the effectiveness of any registration statement under the Securities Act for the purposes of resale of Lucent Securities by the undersigned.

     The undersigned hereby represents to and covenants with Lucent that the undersigned will not sell, assign or transfer any of the Lucent Securities received by the undersigned in exchange for shares of INS Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel to Lucent or other counsel satisfactory to Lucent or as described in a "no-action" or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.

     The undersigned hereby further represents to and covenants with Lucent that the undersigned has not, within the preceding 30 days, sold, transferred or otherwise disposed of any shares of INS Common Stock held by the undersigned and that the undersigned will not sell, transfer or otherwise dispose of any Lucent Securities received by the undersigned in connection with the Merger until after such time as results covering at least 30 days of post-Merger combined operations of INS and Lucent have been published by Lucent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, except as would not otherwise reasonably be expected to adversely affect the qualification of the Merger as a pooling-of-interests.

     In the event of a sale or other disposition by the undersigned of Lucent Securities pursuant to Rule 145, the undersigned will supply Lucent with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto and the opinion of counsel or no-action letter referred to above. The undersigned understands that Lucent may instruct its transfer agent to withhold the transfer of any Lucent Securities disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Lucent shall cause the transfer agent to effectuate the transfer of the Lucent Securities sold as indicated in such letter.

     Lucent covenants that it will take all such actions as may be reasonably available to it to permit the sale or other disposition of Lucent Securities by the undersigned under Rule 145 in accordance with the terms thereof.

     The undersigned acknowledges and agrees that the legends set forth below will be placed on certificates representing Lucent Securities received by the undersigned in connection with the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Lucent from independent counsel reasonably satisfactory to Lucent to the effect that such legends are no longer required for purposes of the Securities Act.

     There will be placed on the certificates for Lucent Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

        "The shares represented by this certificate were issued pursuant to a business combination which is being accounted for as a pooling of interests, in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. The shares may not be sold, pledged or otherwise transferred (i) until such time as Lucent Technologies Inc. shall have published financial results covering at least 30 days of combined operations after the Effective Time and (ii) except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Lucent Securities and (ii) the receipt by Lucent of this letter is an inducement to Lucent's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                                                                         ANNEX I
                                                                    TO EXHIBIT A

[Name]                                                                    [Date]

     On            , the undersigned sold the securities of Lucent Technologies
Inc., a Delaware corporation ("Lucent"), described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of a subsidiary of Lucent with and into International Network Services, a Delaware corporation.

     Based upon the most recent report or statement filed by Lucent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker" as that term is defined in
Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

           [Space to be provided for description of the Securities.]

                                                                         ANNEX 2

        STOCK OPTION AGREEMENT dated as of August 9, 1999 (the "Agreement"), by and between INTERNATIONAL NETWORK SERVICES, a Delaware corporation ("Issuer"), and LUCENT TECHNOLOGIES INC., a Delaware corporation ("Grantee").

                                    RECITALS

     A. Grantee, Intrepid Merger Inc., a Delaware corporation and a wholly owned subsidiary of Grantee ("Sub"), and Issuer have entered into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into Issuer, with Issuer as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Grantee; and

     B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

        1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 11,407,457 (as adjusted as set forth herein) shares (the "Option Shares") of Common Stock, par value $0.001 per share ("Issuer Common Stock"), of Issuer at a purchase price of $53.91 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

        2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any time or times, subject to the provisions of Section 2(c), after the occurrence of any event as a result of which Grantee is unconditionally entitled to receive the Termination Fee pursuant to Section 5.09(b) of the Merger Agreement (a "Purchase Event"); provided, however, that (i) except as provided in the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) 15 months after the first occurrence of a Purchase Event, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), Grantee has the right to receive a Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 15 business days following the time such Termination Fee becomes unconditionally payable and (y) the expiration of the period in which Grantee has such right to receive a Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications, filings or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares to Grantee illegal (the "Regulatory Approvals"). Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and such termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such date.

        (b) In the event that Grantee is entitled to and wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 6(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date (an "Option Closing Date"), subject to the following sentence, not earlier than seven business days nor later than 20 business days from the Notice Date for the closing of such purchase (an "Option Closing"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with the first sentence of Section 2(a).

        (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its reasonable efforts to assist Grantee in seeking the Regulatory Approvals.

        In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or (ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right pursuant to Section 6(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

        3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in immediately available funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing plus the amount of any transfer, stamp or other similar taxes or charges imposed in connection therewith.

        (b) At any Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall have issued any securities similar to rights under a stockholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any such stockholder rights plan then in effect.

        (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN

        EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF AUGUST 9, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF INTERNATIONAL NETWORK SERVICES AT ITS PRINCIPAL EXECUTIVE OFFICES."

     It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

        4. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

            Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 6, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

        5. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

            Purchase Not for Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be transferred or otherwise disposed of except in a transaction registered, or exempt from registration, under the Securities Act.

        6. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price thereof, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. Without limiting the parties' relative rights and obligations under the Merger Agreement, if the number of outstanding shares of Issuer Common Stock increases or decreases after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 6(a)), the number of shares of Issuer Common Stock subject to the Option will be adjusted so that it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

        (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

        (c) If, at any time during the period commencing on a Purchase Event and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out Right") pursuant to this Section 6(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancelation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price, for the 10 trading days commencing on the 12th trading day immediately preceding the Option Closing Date, per share of Issuer Common Stock as reported on The Nasdaq National Market (or, if not listed on The Nasdaq National Market, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this Section 6(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

        (d) (i) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) plus any Termination Fee paid to Grantee pursuant to Section 5.09(b) of the Merger Agreement exceed in the aggregate $150 million and, if the total amount that otherwise would be received by Grantee would exceed such amount, Grantee, at its election, shall either (a) reduce the number of shares of Issuer Common Stock subject to the Option, (b) deliver to Issuer for cancelation shares of Issuer Common Stock previously purchased by Grantee, (c) pay cash to Issuer or (d) take any action representing any combination of the preceding clauses (a), (b) and (c), so that Grantee's actually realized Total Profit, when aggregated with such Termination Fee so paid to Grantee, shall not exceed $150 million after taking into account the foregoing actions.

        (ii) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with any Termination Fee theretofore paid to Grantee, would exceed $150 million; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

        (iii) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (A) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to the exercise of the Cash-Out Right under Section 6(c) and (B) the net cash amounts or the fair market value of any property received by Grantee pursuant to the sale of Option Shares (or other securities).

        (iv) As used herein, the term "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposal assuming for such purpose that the Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price on The Nasdaq National Market (or, if shares of Issuer Common Stock are not then listed or traded on The Nasdaq National Market, on any other national securities exchange or national quotation system on which shares of Issuer Common Stock are so listed or traded) for shares of Issuer Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

        7. Registration Rights. (a) Issuer will, if requested by Grantee in writing at any time and from time to time within two years of the exercise of the Option, as expeditiously as possible prepare and file up to three registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer will use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5.0% of the then-outstanding voting power of Issuer. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 120 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 120 calendar days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Issuer or otherwise interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer. Any registration statement prepared and filed under this Section 7, and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section 7, Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registration statements for Grantee under this
     Section 7; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will first reduce the shares requested to be included therein by Grantee before reducing any other shares intended to be included therein by Issuer. In connection with any registration pursuant to this Section 7, Issuer and Grantee will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

        If a requested registration pursuant to this Section 7(a) involves an underwritten offering, the underwriter or underwriters thereof shall be a nationally recognized firm or firms selected by Issuer. Notwithstanding anything else contained in this Section 7(a), each requested registration shall be for a number of shares of Issuer Common Stock which represent at least one-fourth of the total number of shares of Issuer Common Stock purchased by Grantee hereunder.

        (b) Notwithstanding Section 7(a), if Issuer receives a written request (the "Registration Notice") from Grantee requesting that Issuer register any or all shares of securities that have been acquired by Grantee upon exercise of the Option (the "Registrable Securities"), Issuer will thereupon have the option exercisable by written notice delivered to Grantee within ten business days after receipt of the Registration Notice, to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of Issuer Common Stock on The Nasdaq National Market (or any other national securities exchange or national securities quotation system on which the shares of Issuer Common Stock are then listed or quoted) for the twenty trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by Issuer hereunder will take place at a closing to be held at the principal executive offices of Issuer or its counsel at any reasonable date and time designated by Issuer in such notice within ten business days after delivery of such notice. The payment for the shares to be purchased will be made by delivery at the time of such closing of the Option Price in immediately available funds.

        8. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 7 or (ii) to any purchaser or transferee who would not, to the knowledge of Grantee after reasonable inquiry (which shall include obtaining a representation from the purchaser or transferee), immedi-ately following such sale, assignment, transfer or disposal, beneficially own more than 5.0% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

        9. Quotation. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then quoted on The Nasdaq National Market (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to have the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option quoted on The Nasdaq National Market (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such quotation as promptly as practicable.

        10. Loss or Mutilation. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancelation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered will constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

        11. Miscellaneous. (a) Expenses. Except as provided in Section 7, each of the parties hereto will bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

        (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

        (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

        (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith), the Stockholder Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) except as provided in Section 8.06 of the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies.

        (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

        (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement shall be sent in the manner and to the addresses set forth in the Merger Agreement.

        (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 11(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        (h) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other actions that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

        (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

        (j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                          INTERNATIONAL NETWORK SERVICES,

                                          by /s/ JOHN L. DREW
                                            ------------------------------------
                                            Name: John L. Drew
                                            Title:   President and Chief
                                                Executive Officer

                                          LUCENT TECHNOLOGIES INC.,

                                          by /s/ PATRICIA F. RUSSO
                                            ------------------------------------
                                            Name: Patricia F. Russo
                                            Title:   Executive Vice President,
                                                     Strategy and Corporate
                                                     Operations

                                                                         ANNEX 3

        STOCKHOLDER AGREEMENT dated as of August 9, 1999 (this "Agreement"), between LUCENT TECHNOLOGIES INC., a Delaware corporation ("Lucent"), and the stockholders listed on Schedule A attached hereto (collectively, the "Stockholder").

     WHEREAS Lucent, Intrepid Merger Inc., a Delaware corporation and a wholly owned subsidiary of Lucent ("Sub"), and International Network Services, a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement;

     WHEREAS the Stockholder beneficially owns the number of shares of capital stock of the Company set forth opposite the Stockholder's name on Schedule A attached hereto (such shares of capital stock of the Company, together with any other shares of capital stock of the Company acquired by the Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments), being collectively referred to herein as the "Subject Shares"); and

     WHEREAS as a condition to its willingness to enter into the Merger Agreement, Lucent has requested that the Stockholder enter into this Agreement.

     NOW, THEREFORE, to induce Lucent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

        1. Agreement to Vote Shares. The Stockholder agrees during the term of this Agreement to vote, or cause to be voted, its Subject Shares, in person or by proxy, (i) in favor of the Merger, the adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof and (ii) in such manner as Lucent may direct with respect to all other proposals submitted to the stockholders of the Company which, directly or indirectly, in any way relate to the Merger; provided, however, that clause (ii) of this Section 1 shall not be construed to require any action which would contravene paragraph 47(c) of Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

        2. Grant of Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, Pamela F. Craven and Jean F. Rankin and any other individual who shall hereafter be designated by Lucent, and each of them, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote, or cause to be voted, the Stockholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement.

        3. No Other Grant of Proxy. The Stockholder will not, directly or indirectly, grant any proxies or powers of attorney with respect to his Subject Shares to any person in connection with or directly affecting the Merger other than as set forth in Section 2.

        4. Transfers. Other than this Agreement, the Stockholder will not, nor will the Stockholder permit any entity under the Stockholder's control to, sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Subject Shares or any interest therein or enter into any contract, option or other agreement or arrangement (including any profit sharing or other derivative arrangement) with respect to the Transfer of, any Subject Shares or any interest therein to any person, unless prior to any such Transfer the transferee of such Subject Shares enters into a stockholder agreement with Lucent on terms substantially identical to the terms of this Agreement; provided, however, that such restriction shall not be applicable to any of the Subject Shares that have been pledged by the Stockholder pursuant to a margin loan account prior to the date of this Agreement.

        5. No Voting Trusts. The Stockholder agrees that it will not enter into any voting trust or other arrangement or agreement with respect to the voting of the Subject Shares (and if entered into or executed, such voting trust or other arrangement or agreement shall not be effective), or agree, in any manner, to vote the Subject Shares for or against any proposal in connection with or directly affecting the Merger submitted to the stockholders of the Company except in furtherance of the proposals as set forth in Section 1 hereof.

        6. No Solicitation. Until the Merger is consummated or the Merger Agreement is terminated, the Stockholder shall not, nor shall he permit any investment banker, attorney or other advisor or representative of the Stockholder to, directly or indirectly through another person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

        7. Affiliate Agreement. (a) If, at the time the Merger Agreement is submitted for approval to the stockholders of the Company, the Stockholder is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, the Stockholder shall deliver to Lucent at least 30 days prior to the Closing a written agreement substantially in the form attached as Exhibit A to the Merger Agreement.

        (b) The Stockholder shall use reasonable efforts to cause the transactions contemplated by the Merger Agreement, including the Merger, to be accounted for as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. The Stockholder agrees that it shall take no action that would cause such accounting treatment not to be obtained.

        8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Lucent in respect of himself as follows:

            (a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets. Except for informational filings with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

            (b) The Subject Shares. The Stockholder has good and marketable title to the Subject Shares, free and clear of all Liens, except for the Subject Shares that have been pledged by the Stockholder pursuant to a margin loan account prior to the date of this Agreement.

        9. Representations and Warranties of Lucent. Lucent hereby represents and warrants to the Stockholder that Lucent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Lucent, and the consummation of the transactions contemplated hereby, has been duly authorized by all necessary corporate action on the part of Lucent. This Agreement has been duly executed and delivered by Lucent and constitutes a valid and binding obligation of Lucent enforceable against Lucent in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Lucent or to Lucent's property or assets. Except for the informational filings with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Lucent in connection with the execution and delivery of this Agreement or the consummation by Lucent of the transactions contemplated hereby.

        10. Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

        11. Term and Termination. Subject to Section 16(f), the term of this Agreement shall commence on the date hereof and shall terminate upon the earlier of (i) the Effective Time and (ii) 10 business days after the termination of the Merger Agreement in accordance with its terms.

        12. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Subject Shares and shall be binding upon any Person to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Subject Shares, or the acquisition of additional shares of the Company's capital stock by the Stockholder, the number of Subject Shares listed on Schedule A beside the name of the Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of the Company's capital stock issued to or acquired by the Stockholder.

        13. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, the Stockholder signs solely in his capacity as the record and/or beneficial owner, as applicable, of the Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by the Stockholder (or a designee of the Stockholder) in his capacity as an officer or director of the Company in exercising his rights under the Merger Agreement.

        14. Entire Agreement; No Third Party Beneficiaries; Amendment;
     Waiver. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to be charged. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        15. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed to have been duly given if mailed, by first class or registered mail, three business days after deposit in the United States Mail, or if telexed or telecopied, sent by telegram, or delivered by hand or reputable overnight courier, when confirmation is received, in each case as follows:

        If to the Stockholder, to the address listed on Schedule A hereto;

        If to Lucent, in accordance with Section 8.02 of the Merger Agreement;

     or to such other persons or addresses as may be designated in writing by the party to receive such notice.

        16. Miscellaneous. (a) When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

        (b) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

        (c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner and to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        (d) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

        (e) This Agreement shall not be assigned by the Stockholder, on the one hand, without the prior written consent of Lucent, or by Lucent, on the other hand, without the prior written consent of the Stockholder, except that Lucent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Lucent; provided that notwithstanding such assignment, Lucent shall remain liable for performance of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

        (f) The obligations of the Stockholder set forth in this Agreement shall not be effective or binding upon the Stockholder until after such time as the Merger Agreement is executed and delivered by Lucent, Sub and the Company.

     IN WITNESS WHEREOF, Lucent has caused this Agreement to be signed by its officer thereunto duly authorized and the Stockholder has signed this Agreement, all as of the date first written above.

                                          LUCENT TECHNOLOGIES INC.,

                                          by /s/ PATRICIA F. RUSSO
                                            ------------------------------------
                                            Name:  Patricia F. Russo
                                            Title:   Executive Vice President,
                                                     Strategy and Corporate
                                                     Operations

                                          STOCKHOLDERS:

                                             /s/ DONALD K. MCKINNEY
                                            ------------------------------------
                                            Donald K. McKinney

                                          THE MCKINNEY FAMILY TRUST,

                                          by /s/ DONALD K. MCKINNEY
                                            ------------------------------------
                                            Donald K. McKinney, Trustee

                                                                      SCHEDULE A

                                                               NUMBER OF       PERCENTAGE OF
                                                              OUTSTANDING     VOTING POWER OF
STOCKHOLDER                                                   SHARES OWNED      THE COMPANY
-----------                                                   ------------    ---------------
Donald K. McKinney..........................................    1,316,999(1)        2.28%
Donald K. McKinney,.........................................   14,473,465          25.07%
Trustee of the McKinney Family Trust

---------------
(1) Includes 416,999 shares subject to options which are exercisable within 60 days of the date of this Agreement.

                                                                         ANNEX 4

MORGAN STANLEY DEAN WITTER

                                                             2725 SAND HILL ROAD
                                                         BUILDING C -- SUITE 200
                                                          MENLO PARK, CALIFORNIA
                                                                           94025
                                                                   (650)234-5500

                                                                  August 9, 1999

Board of Directors
International Network Services
1213 Innsbruck Drive
Sunnyvale, CA 94089

Members of the Board:

We understand that International Network Services ("INS" or the "Company"), Lucent Technologies Inc. ("Lucent") and Intrepid Merger Inc. ("Merger Sub"), a wholly-owned subsidiary of Lucent, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of August 9, 1999 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into INS. Pursuant to the Merger, INS will become a wholly-owned subsidiary of Lucent and each outstanding share of common stock, par value $0.001 per share (the "INS Common Stock"), of INS, other than shares held in treasury or held by Lucent or INS, will be converted into the right to receive 0.8473 shares (the "Exchange Ratio") of common stock, par value $0.01 per share (the "Lucent Common Stock"), of Lucent. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of INS Common Stock.

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of INS and Lucent, respectively;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning INS and Lucent prepared by the managements of INS and Lucent, respectively;

     (iii) discussed the past and current operations and financial condition and the prospects of INS, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of INS;

     (iv) discussed the past and current operations and financial condition and the prospects of Lucent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Lucent;

     (v) reviewed the pro forma impact of the Merger on the earnings per share of Lucent;

     (vi) reviewed the reported prices and trading activity for the INS Common Stock and the Lucent Common Stock;

Board of Directors
August 9, 1999
Page  2

     (vii) compared the financial performance of INS and Lucent and the prices and trading activity of the INS Common Stock and the Lucent Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (ix) reviewed and discussed with the senior managements of INS and Lucent their strategic rationales for the Merger;

     (x) participated in discussions and negotiations among representatives of INS and Lucent and their financial and legal advisors;

     (xi)  reviewed the draft Merger Agreement and certain related agreements;
           and

     (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data, including information derived from discussions with senior management of INS and Lucent relating to the strategic, financial and operational benefits, including synergies, anticipated from the Merger provided by INS and Lucent, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of INS and Lucent. With the consent of INS, we have relied upon the estimates of certain securities research analysts with respect to Lucent. We have relied upon the assessment by the managements of INS and Lucent of their ability to retain key employees of INS and Lucent. We have also relied upon, without independent verification, the assessment by the managements of INS and Lucent of: (i) the strategic and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of INS and Lucent; and (iii) the validity of, and risks associated with, INS' and Lucent's existing and future services, products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities or technology of INS and Lucent, nor have we been furnished with any such appraisals.

In addition, we have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of INS in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financing services for INS and Lucent and financial advisory services for Lucent, and have received fees for the rendering of these services. In the ordinary course of our business we may actively trade the securities of INS and Lucent for our own account and for the

Board of Directors
August 9, 1999
Page  3

accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of INS and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by INS with the Securities and Exchange Commission in respect of the Merger. In addition, this opinion does not in any manner address the prices at which the Lucent Common Stock will actually trade at any time and we express no recommendation or opinion as to how the holders of INS Common Stock should vote at the shareholders' meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of INS Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO.
                                          INCORPORATED

                                          By: /s/ CHARLES R. CORY

                                            ------------------------------------
                                            Charles R. Cory
                                            Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's Certificate of Incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law, for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision shall eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the registrant's Certificate of Incorporation provides directors with protection from awards for monetary damages for breach of their duty of care, it does not eliminate such duty. Accordingly, the registrant's Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The registrant's Certificate of Incorporation provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the registrant pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the registrant's Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the registrant thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

     The registrant's Certificate of Incorporation also specifically authorizes the registrant to maintain insurance and to grant similar indemnification rights to employees or agents of the registrant. The directors and officers of the registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) See Exhibit Index.

     (b) Not applicable.

     (c) Opinion of Morgan Stanley & Co. Incorporated, attached as Annex 4 to the proxy statement/prospectus which is a part of this registration statement on Form S-4.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MURRAY HILL, STATE OF NEW JERSEY, ON SEPTEMBER 14, 1999.

                                          LUCENT TECHNOLOGIES INC.
                                          (Registrant)

                                          By:    /s/ DONALD K. PETERSON

                                            ------------------------------------
                                            Name: Donald K. Peterson
                                            Title:  Executive Vice President and
                                                 Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Principal Executive Officer:
Richard A. McGinn          Chairman of the Board
                            and Chief Executive
                                  Officer
Principal Financial Officer:
Donald K. Peterson        Executive Vice President
                            and Chief Financial
                                  Officer
Principal Accounting Officer:
James S. Lusk                Vice President and
                                 Controller
Directors:
  Paul A. Allaire
  Carla A. Hills
  Drew Lewis
  Richard A. McGinn
  Paul H. O'Neill
  Donald S. Perkins
  Henry B. Schacht
  Franklin A. Thomas
  John A. Young

By:
                                                   /s/ DONALD K. PETERSON
                                               ---------------------------------
                                               (Donald K. Peterson
                                               attorney-in-fact)*
                                             *by power of attorney

                                             Date: September 14, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION                           PAGE
-------                          -----------                           ----
   2.1** Agreement and Plan of Merger dated as of August 9, 1999, by and among the registrant, Intrepid Merger Inc. and INS
         (included as Annex 1 to the proxy statement/prospectus which is a part of this registration statement on Form S-4).
   4.1*  Provisions of the Certificate of Incorporation of the
         registrant, as amended effective February 17, 1999, that
         define the rights of security holders of the registrant
         (incorporated by reference to Exhibit (3)(i) to the
         registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
   4.2*  Provisions of the By-Laws of the registrant, as amended effective February 17, 1999, that define the rights of
         security holders of the registrant (incorporated by
         reference to Exhibit (3)(ii) to the registrant's Quarterly
         Report on Form 10-Q for the quarter ended March 31, 1999).
   4.3*  Rights Agreement between the registrant and The Bank of New
         York (successor to First Chicago Trust Company of New York), as rights agent, dated as of April 4, 1996 (incorporated by reference to Exhibit 4.2 to Registration Statement (No.
         333-00703) on Form S-1).
   4.4*  Amendment to Rights Agreement between the registrant and The
         Bank of New York (successor to First Chicago Trust Company of New York), dated as of February 18, 1998 (incorporated by reference to Exhibit (10)(i)5 to the registrant's Annual
         Report on Form 10-K for the period ended September 30,
         1998).
   4.5*  Indenture dated as of April 1, 1996 between the registrant and The Bank of New York, as trustee (incorporated by
         reference to Exhibit 4A to Registration Statement (No.
         333-01223) on Form S-3).
   4.6   Other instruments in addition to Exhibit 4.5 which define
         the rights of holders of long term debt of the registrant
         and all of its consolidated subsidiaries are not filed
         herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A).
         Pursuant to this regulation, the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
   5.1   Opinion of Pamela F. Craven, Vice President -- Law and
         Secretary of the registrant, as to the legality of the
         securities to be issued.
   8.1   Opinion of Wilson Sonsini, Goodrich & Rosati, Professional
         Corporation as to certain United States federal income tax consequences of the merger.
  10.1   Stock Option Agreement dated as of August 9, 1999, by and
         between INS, as issuer, and the registrant, as grantee
         (included as Annex 2 to the proxy statement/ prospectus
         which is a part of this registration statement on Form S-4).
  10.2   Stockholder Agreement dated as of August 9, 1999, between
         the registrant and Donald K. McKinney and The McKinney
         Family Trust (included as Annex 3 to the proxy statement,
         prospectus which is a part of this registration statement on
         Form S-4).
  23.1   Consent of Pamela F. Craven, Vice President -- Law and
         Secretary of the registrant (included as part of Exhibit 5.1 to this registration statement).
  23.2   Consent of PricewaterhouseCoopers LLP.

EXHIBIT
NUMBER                           DESCRIPTION                           PAGE
-------                          -----------                           ----
  23.3   Consent of PricewaterhouseCoopers LLP.
  23.4   Consent of Wilson Sonsini, Goodrich & Rosati, Professional
         Corporation (included as part of Exhibit 8.1 to this
         registration statement).
  23.5   Consent of Morgan Stanley & Co. Incorporated.
  24.1   Powers of Attorney.
  99.1   Form of Proxy Card to be mailed to holders of INS common
         stock.
  99.2   Opinion of Morgan Stanley & Co. Incorporated (included as
         Annex 4 to the proxy statement/prospectus which is a part of this registration statement on Form S-4).

---------------
 * Incorporated herein by reference.

** The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.